As filed with the Securities and Exchange Commission on June 5, 2008
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NextG Networks, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	4812	94-3395070
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2216 O’Toole Avenue
San Jose, CA 95131
(408) 954-1580
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Hab Siam, Esq.
General Counsel
NextG Networks, Inc.
2216 O’Toole Avenue
San Jose, CA 95131
(408) 954-1580
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Herbert P. Fockler, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	John B. Georges, Ph.D. Chief Executive Officer NextG Networks, Inc. 2216 O’Toole Ave. San Jose, CA 95131 (408) 954-1580	Avinash V. Ganatra, Esq. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 (212) 259-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)(2)	Fee
Common Stock $0.001 par value per share	$150,000,000	$5,895

(1)	Includes offering price of shares issuable upon exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act Section of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated June 5, 2008
PROSPECTUS

          Shares

Common Stock

This is NextG Networks, Inc.’s initial public offering. We are offering          shares of our common stock, and the selling stockholders are offering          shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect the initial public offering price to be between $      and $     per share of common stock. Currently, no public market exists for our shares. We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “NXTG.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters may also purchase up to an additional           shares of our common stock at the public offering price, less underwriting discounts and commissions, within 30 days after this prospectus date to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any contrary representation is a criminal offense.

The underwriters expect to deliver the shares to investors on or about          , 2008.

Merrill Lynch & Co.	Lehman Brothers

RBC Capital Markets	UBS Investment Bank

The date of this prospectus is          , 2008.

Page

Prospectus Summary	1
Risk Factors	7
Special Note Regarding Forward-Looking Statements	24
Use of Proceeds	25
Dividend Policy	25
Capitalization	26
Dilution	28
Selected Condensed Consolidated Financial Data	30
Management’s Discussion and Analysis of Financial Condition and Operating Results	32
Business	48
Management	56
Certain Relationships and Related Transactions	72
Principal and Selling Stockholders	73
Capital Stock	75
Shares Eligible for Future Sale	79
Material United States Tax Considerations for Non-U.S. Holders	81
Underwriting	85
Selling Restrictions	89
Legal Matters	93
Experts	93
Where You Can Find Additional Information	93
Index to Consolidated Financial Statements	F-1
EXHIBIT 4.2
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 21.1
EXHIBIT 23.1
EXHIBIT 99.1
EXHIBIT 99.2

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us, or any other information to which we have referred you. We and the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell or soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date specified on the front cover of this prospectus. Our business, financial condition, operating results, and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.” Unless otherwise indicated, the terms “NextG,” the “Company,” “we,” “us,” and “our” refer to NextG Networks, Inc. and its subsidiaries.

Our Company

We are a leading provider of innovative wireless infrastructure solutions that enhance network coverage, capacity, and performance for wireless carriers in the United States. We provide these wireless solutions by designing, permitting, building, operating, and managing distributed antenna systems, or DAS systems. We deploy our DAS systems by attaching discrete radio-frequency equipment to existing public-right-of-way infrastructure, such as utility poles and street lights. We use the term DAS site to refer to each particular right-of-way location to which we attach the radio-frequency equipment. We connect our DAS sites to a wireless carrier’s network using our high-capacity fiber-optic cables. We have legally-enforceable rights under the Telecommunications Act of 1996 to attach fiber and equipment to our DAS sites on fair, reasonable, and non-discriminatory terms in 31 states. We effectively deploy our DAS systems in areas where zoning restrictions, space constraints, local community resistance, or topographic barriers might otherwise delay, restrict, or prevent building or expanding traditional wireless sites, such as towers and rooftop sites. In these areas, we can precisely, quickly, and uniformly deploy our DAS sites to improve network coverage, capacity, and performance for our wireless carrier customers, and thereby provide a more compelling solution than traditional wireless sites.

We generate revenue through our long-term customer contracts, typically with 10-year to 15-year terms, with wireless carriers, including AT&T Mobility, Cricket/Leap Wireless, MetroPCS Wireless, Sprint-Nextel and Verizon Wireless. Under these contracts, we receive initial payments and, for each operational DAS site, monthly payments over the entire contract term. We use the initial payments to partially pay for our DAS-system deployments. With monthly payments and long-term customer contracts, our business has been characterized by predictable revenue and operating cash flows. In 2007, we generated total revenue of $14.2 million, representing an increase of 113% from our 2006 total revenue of $6.7 million. During 2007, our operational DAS sites increased from 554 to 1,263, while our under-construction DAS sites increased from 419 to 2,771. As of March 31, 2008, we had a total of 1,340 operational DAS sites, along with 3,022 under-construction DAS sites. As of March 31, 2008, our revenue backlog, which we define as unrecognized revenue that we expect to recognize over the remaining term of our customer contracts, was approximately $645 million. Although we believe that our revenue backlog may provide an indication of the revenue that may be recognized over future periods, we cannot assure you that all of such amount will actually be recognized or as to the actual periods over which we will recognize such revenue.

Industry Overview and Trends

Over the past several years, both wireless subscribers and wireless capacity demand have grown substantially in the United States. According to the CTIA — The Wireless Association, a non-profit membership organization of wireless industry companies, the 109.5 million total U.S. wireless subscribers in December 2000 grew to 255.4 million by December 2007, which represents an approximately 13% compound annual growth rate. During that same time period, bandwidth demand, as measured by voice-minutes-of-use or MOUs, increased from 533.8 billion MOUs to 2.1 trillion MOUs, which represents an approximately 22% compound annual growth rate. Similarly, annualized wireless data revenues increased from approximately $211 million in 2000 to approximately $23 billion in 2007, which represents a more than 95% compound annual growth rate. Historically, traditional wireless sites, primarily wireless tower sites, have provided the coverage and capacity infrastructure to support this substantial wireless demand growth. For example, from 2000 to 2007, the total number of traditional U.S. wireless sites increased by an approximately 11% compounded annual growth rate — from 104,288 to 213,299 traditional wireless sites.

We expect demand for wireless services and capacity to continue to grow. In its March 2008 report, International Data Corporation, or IDC, an independent market research firm, predicts that total U.S. wireless subscribers will grow from 256 million in 2007 to 320.2 million by 2012, representing a 4.6% compound annual growth rate. IDC also forecasts that total U.S. wireless service revenue will grow from $152 billion in 2007 to $185 billion in 2012, representing a 4.0% compound annual growth rate. IDC expects that increased individual wireless subscriber usage, along with aggregate increases in wireless subscriber numbers, will drive this growth. IDC also predicts that, by 2012, wireless data revenues will grow to nearly $50 billion, representing about 15% compound annual growth rate, due to increasing demand for wireless messaging, data, music, and video applications, which will be partly facilitated by new 3G and 4G network deployments by wireless carriers.

We expect that wireless carriers will be required to satisfy these demand increases by building substantial numbers of new wireless sites. In addition, wireless carriers invested $33 billion in the recently concluded wireless spectrum Auction 66 and Auction 73 conducted by the Federal Communications Commission, or FCC. The FCC requires the auction winners to commit to a wireless deployment schedule, which we expect will require new wireless network infrastructure capability and capacity. We intend to actively pursue these opportunities for our DAS systems.

Competitive Strengths and Benefits of Our DAS Systems

Since our inception seven years ago, we have focused entirely on developing and refining complex DAS-site design, implementation, and operation techniques. We believe that we have the most industry experience in DAS systems. Our expertise in deploying our DAS systems offers meaningful benefits and advantages to wireless carriers who want to deploy new networks or to improve existing network coverage, capacity, and performance. Our DAS systems provide our customers with the following benefits:

Coverage in Areas that Cannot Be Accessed through Traditional Wireless Sites.  Many of the most desirable traditional wireless sites are fully occupied by existing wireless carrier tenants. In addition, many areas that are affected by poor wireless coverage, capacity, or performance are difficult or impossible to access by traditional wireless sites due to zoning restrictions for, the space required for, or the high cost associated with constructing wireless towers and rooftop sites in these areas. The widespread availability of utility poles and street lights and our ability to obtain public rights-of-way access allow our DAS sites to overcome the zoning, cost and scarce-availability issues usually associated with building traditional tower and rooftop sites.

Faster Time-To-Market.  We can accelerate our customers’ network deployment times relative to traditional wireless sites due to: (1) our operating subsidiaries’ legally-enforceable rights as competitive local-exchange carriers under the Telecommunications Act, which allows us to access public-rights-of-way infrastructure without the time constraints and complexity of satisfying challenging zoning requirements; (2) our hundreds of existing contractual agreements with various municipalities and utilities for access to public rights-of-way; and (3) our existing installed base of high-capacity fiber-optic cable in multiple metropolitan areas, including nine of the top ten metropolitan statistical areas in the United States. In areas where we have a pre-existing installed DAS system, we can deploy additional DAS systems and add additional carriers even more quickly and efficiently.

Increased Spectrum Efficiency.  Wireless carriers serve their customers using a fixed allocation of spectrum licensed from the FCC and by re-using that spectrum in multiple geographic areas. Wireless carriers that are spectrum-constrained, particularly in densely-populated metropolitan areas, traditionally have dealt with this limitation by increasing the number of wireless sites in a given geographic area, and by decreasing the height of those wireless sites to reduce interference among the sites. This approach substantially increases their overall cost and deployment time. Our DAS systems can provide a more effective alternative to traditional wireless sites due to the height and density of public rights-of-way infrastructure, which allows wireless carriers to more efficiently utilize their spectrum assets.

Uniform and Precise Coverage.  We design and deploy DAS systems that use the widespread availability of utility poles and street lights to uniformly cover an entire area with no coverage gaps. This provides our wireless carrier customers uniform network coverage, capacity, and performance that is not always possible using traditional wireless sites, such as towers and rooftops. In addition, wireless carriers can deploy a DAS system to precisely target an area within the carrier’s network that is currently experiencing coverage gaps or is subject to capacity constraints. High demand for wireless services often occurs in geographic areas that have buildings, terrain, and other physical obstructions which can significantly degrade or restrict coverage provided by traditional wireless sites. Our DAS systems can be deployed precisely where they are needed to work around these topographic barriers.

Our Strategy

We intend to maximize sustainable long-term growth in stockholder value by pursuing the following strategies:

•	aggressively pursue additional sales opportunities with our existing customers, and seek new customers by actively marketing our DAS solutions to other wireless carriers and other telecom and media companies;

•	leverage our existing DAS infrastructure, including our large base of installed fiber capacity, to add additional carriers to our existing DAS systems; and

•	expand our geographic presence by establishing public rights-of-way access with additional municipalities, utility companies, and others, to gain a first-mover advantage in new areas.

Risks Affecting Us

Our business is subject to numerous risks that could prevent us from successfully implementing our business strategy. These risks and other risks are discussed further in the section entitled “Risk Factors,” and include the following:

•	We have a history of significant losses, and we expect continuing significant losses for the foreseeable future.

•	Our current business and future prospects are difficult to evaluate because our market is new, uncertain, and evolving, and our business model and sales strategy are unproven. As a result, we might not be able to accurately predict the growth rate and size of our market or operate successfully.

•	We might not be able to successfully attract new customers for our DAS systems.

•	For most of our revenue, we depend on a small number of customers. The loss of, consolidation between, net-sharing among, or financial instability within any of our customers might materially affect our business, operating results, and financial condition.

•	We face intense competition from other currently-existing technologies, as well as from emerging technologies. If we are unable to develop or license competitive technologies, then we might not be able to achieve sufficient market penetration, revenue growth, or profitability.

Company Information

We were incorporated in Delaware in April 2001. Our principal executive offices are located at 2216 O’Toole Avenue, San Jose, California 95131, and our telephone number at this location is (408) 954-1580. Our web site address is www.nextgnetworks.net. The information on our web site is not part of this prospectus.

NextG and NextG Networks are our unregistered trademarks or registered trademarks in the United States and other countries. This prospectus also includes other unregistered and registered trademarks that are owned by us and by other persons.

The Offering

Issuer	NextG Networks, Inc.

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that we will receive approximately $ million in net proceeds, assuming an initial public offering price of $ per share, which is the mid-point of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds we receive for building and deploying our DAS systems, for working capital needs, and for other general corporate purposes. We will not receive any of the proceeds from the selling stockholders’ sale of shares of our common stock. See “Use of Proceeds.”

Over-allotment option	We and the selling stockholders have granted the underwriters a 30-day option to purchase up to shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover any over-allotments.

Dividend policy	We do not anticipate paying cash dividends. See “Dividend Policy.”

Risk factors	See “Risk Factors” beginning on page 7 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding whether to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	“NXTG”

The number of our shares of common stock outstanding after this offering is based on 25,966,295 shares outstanding at March 31, 2008, and excludes:

•	3,220,924 shares of common stock issuable upon exercise of options outstanding as of March 31, 2008 at a weighted average exercise price of $1.11 per share;

•	707,500 shares of common stock issuable upon exercise of options granted after March 31, 2008 at a weighted average exercise price of $5.45 per share;

•	331,474 shares of common stock issuable upon exercise of warrants outstanding at March 31, 2008 at a weighted average exercise price of $9.62 per share; and

•	shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes that:

•	all outstanding shares of preferred stock automatically convert into 17,731,074 shares of common stock upon this offering’s completion;

•	all outstanding preferred stock warrants convert into common stock warrants upon this offering’s completion;

•	we file an amended and restated certificate of incorporation immediately after this offering’s completion; and

•	the underwriters do not exercise the over-allotment option to purchase additional shares of common stock in this offering.

Summary Consolidated Financial Data

The following summary consolidated financial data for the years ended December 31, 2005, 2006, and 2007 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary unaudited consolidated financial data as of and for the three months ended March 31, 2007 and 2008 are derived from our unaudited consolidated financial statements for such dates and periods that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our management’s opinion, all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The balance sheet data are a summary of our consolidated balance sheet as of March 31, 2008 on: (1) an actual basis; (2) a pro-forma basis assuming that all outstanding shares of preferred stock automatically convert into 17,731,074 shares of common stock upon this offering’s completion; and (3) a pro-forma, as-adjusted basis giving effect to our sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the mid-point of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read these summary consolidated financial data together with “Capitalization,” “Selected Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Operating Results,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
	(in thousands, except per share data)
				(unaudited)

Consolidated Statement of Operations Data:
Revenue	$4,609	$6,693	$14,224	$2,975	$4,465
Cost of operations	210	2,164	3,487	643	852
Depreciation and amortization of network assets	2,123	2,681	7,553	1,614	2,244
Sales and marketing expense	3,048	3,209	3,332	858	852
Research and development expense	650	900	506	133	125
General and administrative expense	4,285	4,763	4,995	1,073	1,148
Depreciation of property and equipment	231	298	426	73	140

Operating loss	(5,938)	(7,322)	(6,075)	(1,419)	(896)
Interest income and other, net	705	922	994	190	333
Interest expense	(36)	(4)	(196)	(111)	(105)

Net loss	$(5,269)	$(6,404)	$(5,277)	$(1,340)	$(668)

Net loss per share available to common stockholders — basic and diluted	$(0.72)	$(0.87)	$(0.66)	$(0.17)	$(0.08)

Weighted average common shares outstanding	7,276	7,339	7,959	7,672	8,208
Pro-forma basic and diluted net loss per share			$(0.23)		$(0.03)

Weighted average common shares used to compute pro-forma basic and diluted net loss per share(1)			22,728		25,792

footnotes on following page

(1)	The pro-forma weighted average common shares outstanding reflects the conversion of our preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

	As of March 31, 2008
			Pro-Forma,
	Actual	Pro-Forma	As-Adjusted
	(in thousands)
	(unaudited)

Balance Sheet Data:
Cash and cash equivalents	$38,871
Total assets	229,323
Long-term debt	—
Preferred stock	75,409
Total stockholders’ equity	45,101

Each $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $      million, assuming the aggregate number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before making an investment decision. Our business, prospects, financial condition, and operating results could be materially and adversely affected by any of these risks, as well as other risks not currently known to us or that we currently deem immaterial. Our common stock’s trading price could decline due to any one or more of these risks, and you might lose all or part of your investment. In assessing the risks described below and before deciding to buy any shares of our common stock, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We have a history of significant losses, and we expect continuing significant losses for the foreseeable future.

Since our inception, we have never been profitable. We incurred net losses of approximately $5.3 million, $6.4 million, and $5.3 million in 2005, 2006, and 2007, respectively, and $0.7 million in the three months ended March 31, 2008. As of March 31, 2008, our accumulated deficit was approximately $26.8 million. Because we are at a relatively early development stage, we cannot anticipate with certainty what our earnings, if any, will be in any future period. We expect to continue to incur significant net losses as we develop and deploy our DAS systems in new and existing markets, expand our services, and pursue our business strategy. These losses have adversely affected, and will continue to adversely affect, our cash, working capital, and stockholders’ equity. Our ability to become profitable is based on a number of factors, many of which are out of our control, including the development of the DAS-system market and the wireless communication services market generally, along with the demand for our DAS systems, in particular.

We continue to incur significant operating expenses, which were approximately $14.0 million and $20.3 million in 2006 and 2007, respectively. As we continue trying to grow our business, we expect to continue incurring considerable regulatory, design, construction, monitoring, maintenance, repair, sales, marketing, research, development, administrative, and other expenses. If we cannot grow our revenue to cover our significant and increasing expenditures, then our operating results will be adversely affected. Consequently, we might not become profitable for a long time, if ever.

We have a short operating history, so actual and potential investors have only a limited basis for evaluating our business and operating results, and our financial results from period to period might not be comparable. At best, we have only limited insight into trends that might emerge and that might also adversely affect our business and operating results. If we cannot become and stay profitable, then our share price could be adversely affected.

Our current business and future prospects are difficult to evaluate because our market is new, uncertain, and evolving, and our business model and sales strategy are unproven. As a result, we might not be able to accurately predict the growth rate and size of our market or operate successfully.

We have an unproven business model, and we operate in a new, uncertain, and rapidly evolving DAS market within the wireless communications industry. As a result, we have great difficulty predicting this market’s future growth rate and size. This reduces our ability to accurately evaluate our future prospects and to forecast quarterly or annual performance. We expect that our visibility into future sales of our DAS systems will remain limited for the foreseeable future.

Our business model makes the following key assumptions, which might turn out to be incorrect:

•	DAS-system demand will continue to grow;

•	traditional wireless solution implementation will continue to be challenging for reasons that include zoning issues, space limitations, topography barriers, capacity and coverage constraints, and local community resistance;

•	effective competing technologies will not emerge;

•	our operating subsidiaries will retain their current regulatory status; and

•	our ability to effectively access public-rights-of-way will continue.

If one or more of the foregoing assumptions turns out to be incorrect, then our business might be significantly harmed. In any such case, our operating results and financial condition might fall substantially short of what we might anticipate or what our stockholders might anticipate.

We might not be able to successfully attract new customers for our DAS systems.

To grow our business, we must add customers to our existing and future DAS systems. Our ability to attract new customers will largely depend on successful sales and marketing efforts. Our sales and marketing strategy is still evolving, and we cannot guarantee that we will successfully develop or implement such a strategy. If demand for our DAS systems does not develop at or above its current rate, or we are unable to add new customers, then our operating results, financial condition, business, and prospects might be harmed.

For most of our revenue, we depend on a small number of customers. The loss of, consolidation between, net-sharing among, or financial instability within any of our customers might materially affect our business, operating results, and financial condition.

Most of our revenue has always come from a small number of customers, and we expect that our revenue will continue to come from a small number of customers. For example, in 2007 and also in the three months ended March 31, 2008, Sprint-Nextel, Cricket/Leap Wireless, and MetroPCS Wireless together accounted for approximately 90% of our total revenue. For 2006 and 2005, Sprint-Nextel accounted for 87% and 92%, respectively, of our total revenue. Since our inception, sales to our five largest customers accounted for nearly 100% of our total revenue each year. We expect that a limited number of large customers will continue to comprise a very large percentage of our revenue each quarter and each year.

We could lose one or more customers because of business disputes with our customers, consolidation between our customers, net-sharing arrangements between our customers, or financial instability affecting our customers. In addition, some of our customers have decided or might decide to build their own DAS systems without our assistance. If we lose one or more of our key customers, then we cannot ensure that we will successfully establish relationships with new customers. Also, we cannot ensure that our existing customers will continue to use our services for additional projects. If we lose any significant customer or if our existing customers do not use our services for additional projects, then our prospects, financial condition, and operating results could be adversely affected.

If any of our large customers cannot or will not perform under their applicable contractual obligations to us, then our revenue, operating results, and financial condition could be adversely affected. In the ordinary course of our business, we also sometimes have disputes with our customers, which generally involve disputed contractual interpretation. Although historically we have resolved any such disputes without creating a material adverse effect on our company or our customer relationships, future customer disputes could lead one or more customers to try terminating or materially modifying our customer contracts, or to refuse signing any new contracts with us, any of which could materially and adversely affect our business, operating results, and financial condition. If we are forced to resolve any of our customer disputes through litigation, then the customer relationship could be terminated or severely damaged, which could lead to decreased revenue or increased costs, and could have a corresponding adverse effect on our business, operating results, and financial condition.

We face intense competition from other currently-existing technologies, as well as from emerging technologies. If we are unable to develop or license competitive technologies, then we might not be able to achieve sufficient market penetration, revenue growth, or profitability.

Our DAS systems face intense competition from traditional tower sites, traditional rooftop sites, emerging satellite applications, other DAS solutions, and other technologies that we cannot currently anticipate. For example, technological developments are making it possible for wireless carriers to expand existing facilities to provide service without building additional tower facilities and without resorting to alternative technologies, such as our DAS systems. Increased carrier use of signal-combining and related technologies, which allow two or more carriers to provide services on different transmission frequencies on a shared communications antenna and other facilities normally used by only one carrier, could reduce the demand for our DAS systems. Wireless carriers frequently enter into agreements with their competitors allowing them to utilize one another’s cellular sites to accommodate customers who are out of range of their home wireless carrier’s services. In addition, wireless carriers have also entered into agreements allowing two or more wireless carriers to share a single wireless network or jointly develop a traditional wireless cellular site portfolio in certain locations. Such agreements might be viewed by wireless carriers as a superior alternative to our DAS systems.

In addition, newly emerging technologies could reduce or eliminate the need for land-based transmission and reception. For example, the FCC has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice and/or data services. Although such systems are highly capital-intensive and are not yet commercially tested, mobile satellite systems could compete with land-based wireless communications systems, including our DAS systems, thereby reducing the demand for our infrastructure services. Additionally, the need for our DAS systems might diminish because of the development and implementation of signal combining technologies (which permit one antenna to service two different transmission frequencies and, thereby, two customers) on communication antennas and other wireless facilities normally used by only one carrier.

Because the DAS-system market is rapidly evolving, new and more effective, efficient, or useful technologies might emerge and further intensify competition. We cannot assure you that our DAS systems will continue to compete favorably with existing or emerging technologies or that we will succeed against increasing competition from new services and enhancements introduced by our existing competitors or new companies entering our market. If our DAS systems do not compete successfully against current and future technologies, we could experience price reductions, order cancellations, lost customers, lost revenue, and reduced gross profit margins, each of which would adversely impact our business, financial condition and operating results. In part, our success will depend on our ability to develop or license leading technologies and respond to technological advances and emerging industry standards on a cost-effective and timely basis. We might need to spend significant amounts of capital to enhance and expand our business to keep pace with changing technologies.

Various federal, state, and local legislative and regulatory agencies are routinely proposing, passing, amending, and enforcing legislation, rules, and orders relating to our business and to our customers’ businesses. At any time, any such governmental action could materially and adversely affect our business or our customers’ business, either of which could hurt our revenue, operating results, business prospects, or financial condition.

Our business and our customers’ businesses are subject to extensive government review, oversight, and regulation. At any time, the FCC or various other federal, state, and local legislative and regulatory agencies could take actions that might negatively affect our business directly or indirectly by negatively affecting our customers’ businesses. For example, government agencies, including the FCC, have taken or might take action on network availability, Enhanced-911 accuracy, Enhanced-911 compliance, battery-back-up requirements, allowed spectrum use, competitive local-exchange carrier, or CLEC, rights, and other subjects that affect our business and our customers’ business. Governmental action on any one or more of these subjects or other subjects could adversely and materially affect our revenue, operating results, business prospects, or financial condition.

During the past decade, communications industry regulation has been unstable and uncertain as the U.S. Congress and various state legislatures have passed laws seeking to increase communications industry competition. Although the nature and effects of governmental regulation are not predictable with certainty, we believe that the U.S. Congress and government regulators are unlikely to pass laws or enact rules that extinguish our basic right or ability to compete in the communications markets. However, we can make no assurances that they will not do so. If the U.S. Congress or government regulators were to do so, and if we did not have sufficient time, experience, resources, or ability to adjust our business practices accordingly, then our entire business could be jeopardized.

If we do not acquire and maintain the necessary municipal, utility, and regulatory access rights to deploy our DAS systems in one or more markets on a timely basis, then we might be unable to operate in these markets, which could adversely affect our ability to execute our business strategy.

We depend on our ability to acquire and maintain sufficient public-right-of-way access rights to deploy our DAS systems on a timely basis in each municipality in which we operate or intend to operate. These access rights allow us to deploy our DAS systems in locations where zoning restrictions might otherwise delay, restrict, or prevent building or expanding traditional wireless tower sites and traditional wireless rooftop sites.

Acquiring and maintaining the necessary access rights in certain areas can be a long and difficult process that might involve costly litigation and require a disproportionate amount of our resources. We might not be able to acquire or maintain the access rights required to execute our business strategy. Even if we are able to acquire and maintain those access rights, we might spend significant resources in doing so.

We depend on wireless communication demand for our revenue.

Substantially all our customers are wireless communications services providers. Demand for our DAS systems depends almost exclusively on our customers’ demand for additional wireless carrier network coverage, capacity, and performance, which, in turn, depends on the general demand for wireless services. Our customers’ willingness to expand their wireless coverage, capacity, and performance using DAS systems, to utilize our existing DAS systems, or to renew existing agreements for our DAS systems, will be affected by numerous factors, including:

•	consumer demand for wireless services due to general economic conditions or otherwise;

•	availability, location, efficiency, and cost of our existing or proposed DAS systems;

•	wireless carriers’ cost of capital, including interest rates, financial condition, and willingness to maintain or increase capital and operating expenditures;

•	mergers or consolidations among wireless service carriers;

•	increased use of network-sharing, roaming, or re-sale arrangements by wireless service providers;

•	government spectrum licensing;

•	zoning, environmental, health, and other governmental regulations; and

•	technological changes affecting the number or type of communications sites needed to provide wireless communications services to a given geographic area.

Diminished or slower demand for any particular wireless market segment might adversely affect the demand for our DAS systems. Moreover, some wireless carriers operate with substantial indebtedness, and if our customers were to incur potential financial problems, such problems might make our accounts receivable uncollectible, cause us to lose the customer and associated revenue, or reduce the customer’s ability or willingness to finance expansion or upgrade activities. If any one or more of these factors occur, then our revenue could be negatively affected, our assets could be impaired, or we might otherwise suffer material adverse effects.

We depend on key personnel to manage, operate, and grow our business effectively, and if we cannot hire, train, retain, or motivate qualified personnel, then we might not be able to successfully grow our business.

In part, our future success depends on certain key employees, including key technical, engineering, finance, legal, sales, and managerial personnel, and on our ability to attract and retain highly-skilled personnel. Our officers and key employees might terminate their employment at any time. Our ability to attract, hire, train, retain, and motivate highly-skilled personnel will be a critical factor in determining whether we will be successful. Competition for highly-skilled personnel is frequently intense, especially in the San Francisco Bay Area, which is where our primary business headquarters are located. We might not be successful in attracting, assimilating, training, retaining, or motivating qualified personnel to fulfill our current or future needs. Losing any key employee’s services, failing to attract, hire, train, retain, or motivate qualified personnel, or suffering delays in hiring required personnel, particularly finance, engineering, sales, or marketing personnel, might seriously harm our business, financial condition, and operating results.

We do not have key-person life insurance policies covering any of our employees, except for John B. Georges, our president and chief executive officer, and David M. Cutrer, our chief technology officer. The key-person life insurance policies that we do have on Dr. Georges and Dr. Cutrer might be inadequate and might not remain available on commercially reasonable terms or at all. We might also cancel these policies at any time.

Since our inception, we have used stock options as an important component for some of our employee compensation packages. We believe that our stock option plans are an essential tool to link the long-term interests of our stockholders and employees and to motivate management to make decisions that will, in the long run, give stockholders the best returns. U.S. generally accepted accounting principles requires us to record a charge to earnings for employee stock option grants and employee stock purchase plan rights. In addition, Nasdaq regulations requiring stockholder approval for all stock option plans could make it more difficult for us to grant options to employees. To the extent that these or other new regulations make it more difficult or expensive to grant employee stock options, we might incur increased compensation costs, change our equity compensation strategy, or find it difficult to attract, retain, and motivate employees, each of which could materially and adversely affect our business, financial condition and operating results.

We face intense competition from other currently-existing DAS companies, as well as from emerging DAS companies. If we are unable to compete effectively, then we might not be able to achieve sufficient market penetration, revenue growth, or profitability.

The DAS-system market is very competitive. Our direct competitors include large, well-capitalized, profitable, and well-financed public and private companies, as well as a number of smaller private companies and new market entrants. Because the DAS market is rapidly evolving, additional competitors with significant financial resources might enter these markets and further intensify competition.

Many of our current and potential competitors have significantly greater selling, marketing, technical, manufacturing, financial, and other resources available to them, which allows them to offer a more diversified bundle of products and services. In addition, competitors with larger market capitalization or cash reserves are better positioned than we are to acquire other companies to gain new technologies or products that might displace ours. DAS-industry consolidation could also intensify the competitive pressures against us because consolidated competitors might have longer operating histories and significantly greater financial, technical, marketing, and other resources and abilities. We cannot assure you that our DAS systems will continue to compete favorably or that we will succeed against increasing competition from new services and enhancements introduced by our existing competitors or new companies entering our market. If we cannot compete successfully against our current and future competitors, then we could experience price reductions, order cancellations, lost customers, lost revenue, and reduced gross profit margins, each of which would adversely impact our business, financial condition, and operating results.

We have been party to a significant amount of litigation, which could divert our management’s attention, require us to pay significant attorneys’ fees, or otherwise materially and adversely affect our operating results, customer relationships, business reputation, and business prospects.

We are regularly subject to legal proceedings and claims that arise in the ordinary course of our business. Litigation might result in substantial costs and might divert management’s attention and resources, which might seriously harm our business, financial condition, operating results, and cash flows.

We have previously been involved in, and we are currently involved in, patent infringement litigation that we have initiated against others. Whether or not successful, patent infringement cases can be very expensive, time-consuming, and distracting for management. Additionally, any such patent infringement litigation could fail, could result in counterclaims against us, or could result in our patents being invalidated. Even if successful, patent infringement remedies could be very limited and might not justify the cost, time, effort, and distraction required to prosecute the case.

As CLECs, our operating subsidiaries are entitled to access certain public-rights-of-way under the Telecommunications Act of 1996. To enforce our rights under the Telecommunications Act in recent years, we have been and continue to be involved in a significant amount of litigation, most of which has been initiated by us. Prosecuting or defending these lawsuits might divert our management’s attention, and we might incur significant expenses by participating in these lawsuits.

We are also subject to regulation by the California Public Utilities Commission, or CPUC, and similar state regulatory agencies throughout the United States. On their own initiative or in response to third-party complaints, these state regulatory agencies can investigate us, can bring enforcement actions against us, can impose monetary penalties against us, and can seek to prohibit us from operating in a particular state. For example, in April 2008, the City of Huntington Beach, California filed a complaint against us with the CPUC seeking to have our operational authority revoked in California. While we believe that this complaint lacks merit, and while we intend to vigorously defend against this complaint, we cannot assure you that we will prevail in this matter or in any similar matters that might arise. If we lose in this CPUC action, or in any future similar actions in California or other states in which we operate, then our operating results, customer relations, business reputation, and business prospects could be severely damaged.

For a discussion of significant litigation matters involving our company, see “Business — Legal Proceedings.”

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business, and our stock price. In addition, our independent registered public accounting firm has identified significant deficiencies and a material weakness over our internal control over financial reporting.

We must try to ensure that we have adequate internal financial and accounting controls and procedures so that we can produce accurate financial statements on a timely basis, and doing so is a costly and time-consuming effort. In the past, we have discovered, and we might also discover, that we have areas of internal financial and accounting controls and procedures that need improvement.

For example, in connection with the 2007 audit, our independent registered public accounting firm identified as significant deficiencies that we did not have enough process controls related to various expense accruals, we did not begin amortization of deferred revenue and deferred costs for certain DAS sites, and we did not adjust our cash outflows for long-term assets that were acquired but paid after the year-end, resulting in a restatement of the consolidated statements of cash flows in our previously issued consolidated financial statements for 2005 and 2006. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity’s ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity’s consolidated financial statements that is more than inconsequential will not be prevented or detected by the entity’s internal control. We have begun to remediate the significant deficiencies, including implementing more thorough estimation procedures in the monthly closing process, improving procedures to more accurately reflect partial implementation of networks, and we plan to hire additional personnel with more experience in financial reporting and accounting processes. In addition, in the first quarter of 2008, our independent registered public accounting firm identified as a material weakness that we did not have effective control over the operation of the financial closing and reporting process related to the identification of and accounting for non-recurring items. We did not account for the Series C preferred stock warrants that were issued in conjunction with our debt facility in January 2008. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity’s internal control. We plan to remediate the material weakness, including hiring additional personnel with more experience in financial reporting and accounting processes. However, we cannot be certain that the measures we have taken will ensure that we will maintain adequate controls over our financial processes and reporting in the future.

In addition, the Sarbanes-Oxley Act of 2002 requires annual management assessments of the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm’s report addressing these assessments. Both we and our independent registered public accounting firm will be testing our internal controls in connection with Sarbanes-Oxley Act Section 404 requirements and could identify areas for further attention or improvement, including additional significant deficiencies or material weaknesses.

Any failure to remediate the material weakness or significant deficiencies identified by our independent registered public accounting firm or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of our periodic management evaluation and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required under Sarbanes-Oxley Act Section 404. Implementing any appropriate changes to our internal controls might require specific compliance training for our directors, officers, and employees, might entail substantial costs to modify our existing accounting systems, and might take a significant time period to complete. However, such changes might not be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or any resulting inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements might materially and adversely affect our stock price.

We rely on patents, trademarks, copyrights, and trade secrets to protect our proprietary rights, which might not be sufficient to protect our intellectual property.

We rely on a combination of patent, copyright, trademark, and trade secret laws and confidentiality procedures to protect our proprietary rights. We currently hold nine issued U.S. patents and 22 issued foreign counterparts, and we also have a number of patent applications pending in the U.S. and in certain foreign jurisdictions. These issued and pending patents relate to distributed antenna systems, base-station hotels, optical multiplexing for RF-over-fiber transport, and automatic bandwidth switching and provisioning. Over time, all of our patents will expire, and one of our important patents will expire in 2009.

With respect to our trade secrets, others might independently develop similar proprietary information and techniques. Others might gain access to our trade secrets or other intellectual property or disclose such intellectual property. In addition, we cannot assure you that any trade secret, patent, registered trademark, or other intellectual property owned by us will be enforceable or will not be disclosed, invalidated, circumvented, or otherwise challenged in the United States or foreign countries or that our corresponding intellectual property rights will give us competitive advantages or that any of our pending or future patent applications will be issued with our intended claims scope, if at all. Our competitors could independently develop technologies that are substantially equivalent or superior to our technology, or they could design around our proprietary rights. In each case, our ability to compete could be significantly impaired. In addition, foreign regulators might not enforce our intellectual property rights in their jurisdictions.

Litigation might be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of other parties’ proprietary rights, or to defend against infringement claims or invalidity claims. Litigation could result in substantial costs and resource diversions, which could harm our business, could ultimately be unsuccessful in protecting our intellectual property rights, or could render our intellectual property rights legally invalid or unenforceable. We have previously been involved in, and we are currently involved in, patent infringement litigation that we have initiated against others. For more information on our existing patent infringement litigation, see “Business — Legal Proceedings.” Furthermore, many of our current and potential competitors can dedicate substantially greater resources to enforce their intellectual property rights than our available resources. Accordingly, despite our efforts, we might not be able to prevent third-parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their proprietary technology could harm our business.

Third-parties might assert intellectual property rights infringement claims against us, against our customers, or against our suppliers for which we might be liable. Due to our industry’s rapidly changing technologies, much of our business and many of our services rely on third-party proprietary technologies, and we might not be able to acquire or keep licenses from such third-parties on reasonable terms or at all. As the number of competitors in our market increases and as overlaps occur, we expect that infringement claims might increase. We have not performed any freedom-to-operate searches. Any third-party infringement claims, even claims without merit, could cause us to incur substantial defense costs and could distract our management from our business. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or that prevents us from distributing certain products or performing certain services. In addition, we might be required to seek a license to use such intellectual property, which might not be available on commercially acceptable terms or at all. Alternatively, we might be required to develop non-infringing technology, which could require significant effort and expense and might ultimately not be successful. Any of these events could seriously harm our business, operating results, and financial condition.

We expect to rely heavily on debt financing, and our current and future debt obligations might affect our business, operating results, and financial condition.

In January 2008, we entered into a credit line comprised of a $10.0 million revolving loan to secure letters of credit and bond deposits that are required by various municipalities and utilities and a $50.0 million term loan. We expect to borrow money under this existing credit line, and we might seek and use other debt facilities. Our future debt service obligations arising from these existing and these potential future debt facilities could adversely affect us in a number of ways, including by:

•	limiting our future ability to finance working capital, capital expenditures, debt service requirements, or other corporate purposes;

•	limiting our flexibility in implementing our business strategy and in planning for, or reacting to, changes in our business;

•	placing us at a competitive disadvantage relative to any of our competitors who have lower debt levels;

•	decreasing our debt ratings and increasing our cost of borrowed funds;

•	making us more vulnerable to a downturn in our business or the economy generally;

•	subjecting us to the risk of being forced to refinance these amounts when due at higher interest rates; and

•	requiring us to use a substantial portion of our cash to pay principal and interest on our debt instead of contributing those funds to other purposes such as working capital, capital expenditures, or other corporate purposes.

Our current credit agreements place several restrictions on our business operations including restrictions on our ability to: (1) sell parts of our business; (2) enter into a transaction that would result in a control change of us; (3) merge with or acquire other companies; (4) assume additional indebtedness; (5) pay dividends; and (6) enter into material transactions with our affiliates. In addition, we are required to maintain certain financial ratios. If we violate any of the restrictive covenants in our credit agreements or fail to maintain the required financial ratios, the lenders can declare all our obligations immediately due and payable. Under our current credit agreements, our lenders are required to fund our debt draw-down requests within a short time period. If our lenders are unable or unwilling to fund our draw-down requests in a timely fashion or at all, then we might not have any available capital to fund our operations. Alternative financing arrangements might not be available on short notice, on commercially reasonable terms, or at all. If our lenders are unable or unwilling to fund our debt draw-down requests and if we are unable to quickly find acceptable financing alternatives, then our business could be severely harmed, our ability to fund our ongoing operations could be severely limited, our financial results could be materially and adversely impacted, and our common stock price could decrease.

Future acquisitions could disrupt our business, dilute our stockholders, and harm our business, operating results, and financial condition.

We might acquire other businesses, products, or technologies. Since our inception, we have made only one acquisition, and, as a result, our ability as an organization to successfully make and integrate acquisitions is unproven. We might not be able to find suitable acquisition candidates, and we might not be able to complete acquisitions on favorable terms, if at all.

If we do complete acquisitions, we might not ultimately strengthen our competitive position or achieve our goals, or such acquisitions might be viewed negatively by customers, financial markets, or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions might disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses, and adversely impact our business, operating results, and financial condition. Future acquisitions might reduce our cash available for operations and other uses and could result in an increase in amortization or depreciation expense related to identifiable assets acquired, potentially dilutive equity issuances, or increased debt, any of which could harm our business, operating results, and financial condition.

We depend on a limited number of suppliers and manufacturers for DAS equipment for our DAS systems, and our dependence on these suppliers and manufacturers might increase our operating costs, delay production, diminish customer relationships, and otherwise materially and adversely affect our business.

Our ability to successfully and timely deploy our DAS systems depends heavily on the cost, quality, and availability of key DAS equipment components. We substantially rely on a select few suppliers to provide us with those key DAS equipment components, which include associated hardware, transmitters, receivers, amplifiers, and antennas. Our substantial reliance on a limited number of suppliers for many of our key DAS equipment components involves significant risks, which include limited control over price, timely delivery, and quality. Additionally, if we have disputes with these limited suppliers, then they might become unable or unwilling to deliver these components to us at an acceptable cost or at all. Although we have identified alternate suppliers for most of our key DAS equipment components, any significant changes in our current supplier arrangements could cause material delays in, and increase the costs of, our DAS-system deployments. We might not be able to obtain critical components from alternate suppliers in a timely or cost-effective manner, or at all, and this could adversely affect our business, prospects, and operating results.

Because we purchase key DAS equipment components from third-party suppliers, we are subject to the risk that suppliers will fail, or that customers will be dissatisfied with the quality or performance of our suppliers’ products on our DAS systems. If one of our suppliers suffers any business interruption, or experiences delays, disruptions, or quality-control problems in manufacturing operations, or if we change or contract with new suppliers, then our ability to deploy our DAS systems for our customers on the agreed-upon timeline might be impaired, and our business, operating results, and financial condition would be adversely affected.

We depend on third-party independent contractors for many services that we require, and our dependence on them might increase our operating costs, delay production, diminish customer relationships, create tax law and employment law risks, and otherwise materially and adversely affect our business.

We currently rely on, and we might continue to rely on, third-party independent contractors for many services that we require, such as certain design, engineering, construction, implementation, monitoring, maintenance, repair, marketing, finance, human resources, and purchasing services. Our substantial reliance on third-party independent contractors involves significant risks, which include diminished control over work product, process, schedule, quality, personnel, and delivery. Our customers might also be dissatisfied with the quality or performance of these third-party independent contractors, whose services frequently become an integral part of our DAS systems. If we have disputes with these third-party independent contractors, then they might become unable or unwilling to deliver these critical services to us at an acceptable cost or at all. Even without any disputes, our third-party independent service providers might suffer business interruptions, experience delays, experience quality control problems, refuse to continue providing services to us, or otherwise become unavailable to us. Although we have identified alternate service providers for most of these required services, any significant changes in our third-party independent contractor arrangements could cause material delays in, and increase the costs of, our DAS-system deployments. We might not be able to obtain critical services from alternate third-party independent contractors, or to hire employees to provide similar services, in a timely or cost-effective manner, or at all, and this could adversely affect our business, prospects, and operating results.

Additionally, although we believe that our third-party independent contractor relationships comply with all tax laws, employment laws, and other laws, we could be mistaken. If we are mistaken, then we could be subject to governmental or private investigations, enforcement actions, regulatory proceedings, lawsuits, or other proceedings. Whether or not any such proceedings have any merit, defending ourselves in any such proceedings could be very expensive, time-consuming, and distracting to our management. If any such proceeding is successful, then we could be required to pay significant penalties, fines, back taxes, compensatory damages, restitution, punitive damages, attorneys’ fees, costs, and other damages. Any of these developments could damage our business, operating results, and financial condition.

The number of DAS systems that we sell, and the number of DAS systems that we deploy, fluctuate from quarter to quarter.

The number and size of the DAS systems that we sell or deploy fluctuates from period to period and within periods. Numerous factors cause these fluctuations, including customer capital expenditure timing, the number and significance of active customer engagements during a quarter, project delays, contractor hiring, and municipality disputes. While this demand fluctuates, we incur significant fixed costs, such as maintaining a staff and office space in anticipation of future contracts. Seasonal factors, such as weather, vacation days, city-wide construction moratoriums, total business days in a quarter, and customer business practices, such as deferring new projects until after a calendar-year or fiscal-year ends, might add to the variability in our DAS-system sales and deployments, and could have a material adverse effect on our growth rate, prospects, financial condition, or operating results. Consequently, the number and size of the DAS systems that we deploy and our operating results for any particular period might vary significantly, and should not be considered as indicative of longer-term results.

Our DAS systems are highly technical and might contain undetected hardware errors or software bugs, which could harm our reputation and adversely affect our business.

Our DAS systems are highly technical and complex and, when deployed, are critical to operating many wireless carrier networks. Our DAS systems have contained and might contain undetected errors, bugs, or security vulnerabilities. Some errors in our DAS systems might only be discovered after a DAS system has been deployed and used by customers. For example, on one DAS system, we discovered that firmware associated with the DAS-site power amplifier equipment needed to be upgraded after the DAS system had been deployed. In some cases, we have also discovered workmanship issues with fiber or electrical cabling that we needed to correct. Any errors, bugs, defects, or security vulnerabilities discovered in our DAS systems after deployment could result in lost revenue, revenue recognition delays, lost customers, reputation damage, brand damage, and increased service and warranty cost, any of which could adversely affect our business, operating results, and financial condition. In addition, we could face claims for product liability, tort, or breach of warranty. Our customer contracts contain provisions relating to warranty disclaimers and liability limitations, which might not be upheld. Defending a lawsuit, regardless of its merit, is costly and might divert management’s attention and adversely affect the market’s perception of us and our technology. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, then our business, operating results, and financial condition could be adversely impacted.

We rely on the availability of third-party licenses.

Our business currently requires us to license software from third-parties. We might be required to seek or renew licenses relating to various aspects of our business. We cannot assure you that any necessary licenses will be available on commercially acceptable terms, if at all. If we cannot acquire certain licenses or other rights on favorable terms or at all, or if we are required to litigate these matters, then we could suffer a material adverse effect on our business, operating results, and financial condition. Additionally, by including in our systems software or other intellectual property that is licensed from third-parties on a non-exclusive basis, we could be limiting our ability to protect our proprietary rights in our products and services.

Changes in existing financial accounting standards or practices or in taxation rules or practices might adversely affect our operating results.

Changes in existing accounting rules or practices in the United States or in taxation rules or practices in the jurisdictions where we do business, new accounting pronouncements in the United States or in applicable jurisdictions, or varying interpretations of current accounting pronouncements in the United States or in the countries in which we operate could have a significant adverse effect on our operating results or the manner in which we conduct our business. In addition, changes in our financial accounting practices could have a significant adverse effect on our operating results. Accounting charges and unexpected tax liabilities could also have a material adverse affect on our operating results.

Our ability to use net operating losses and tax credits to offset future taxable income may be subject to certain limitations.

As of December 31, 2007, we had federal net operating loss carryforwards and research and development tax credit carryforwards of approximately $91.7 million and $76.2 million, respectively. If not utilized, our federal net operating loss and research and development tax credit carryforwards will begin to expire in 2012. Federal tax laws impose substantial restrictions on the utilization of net operating losses and tax credits in the event of “ownership change” of a corporation, as defined in Internal Revenue Code Section 382. Our ability to utilize our federal net operating loss and tax credit carryforwards may be limited in the event that an ownership change has occurred or will occur. In connection with this offering, we may undergo a change in ownership and, accordingly, our ability to utilize our federal net operating loss and tax credit carryforwards may be limited as the result of such ownership change. In each period since our inception, we have recorded a 100% valuation allowance for the full amount of our deferred tax asset, as the realization of the deferred tax asset is uncertain. As a result, we have not recorded any federal tax benefit with respect to our deferred tax in our statement of operations.

Our business is subject to interruptions caused by earthquakes, fire, floods, other natural disasters, computer viruses, accidents, or terrorism, and adequate insurance might not be available.

Our DAS systems are subject to risks associated with natural disasters, such as tornadoes, hurricanes, earthquakes, fires, or floods, as well as human-created risks, such as computer viruses, unauthorized computer or server tampering, accidents, break-ins, or terrorism. Terrorist acts could also disrupt our customers’ businesses or the economy as a whole. We maintain casualty insurance to cover the estimated cost of repairing damaged DAS systems, although certain casualties, such as earthquakes and hurricanes, are specifically not covered by our current insurance policies. We also maintain third-party liability insurance against accidents involving our DAS systems. However, all such insurance policies are subject to caps and deductibles, might otherwise be inadequate in light of the potential damages, might not cover any particular event or circumstance, and might not remain available on commercially reasonable terms or at all, and, in any event, we might not maintain or renew any or all such insurance policies. We also do not insure any customer equipment that may be attached to our DAS systems. Any natural disaster, accident, or other event for which we are uninsured or underinsured, or any damage to a DAS system or group of DAS systems, could have a material adverse effect on our prospects, financial condition, or operating results.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire, or a flood, at our headquarters could have a material adverse impact on our business, operating results, and financial condition.

Our ability to build, deploy, and maintain our DAS systems, and to provide our services, depends upon third-party facilities and equipment, the failure of which could cause delays or interruptions of our service, damage our reputation, cause us to lose customers, and limit our growth.

We depend on the proper functioning of equipment and facilities that are owned and operated by third-parties. Our DAS systems’ performance is limited by the quality of the customer’s back-end networks. In addition, if a customer’s network fails or gets interrupted, then our corresponding DAS systems will be similarly impaired as well.

In many cases, we outsource several of our DAS system functions to third-party providers, such as certain equipment or fiber design or engineering, construction and implementation, or monitoring, maintenance, and repair. We might outsource additional DAS system functions, and we might outsource these same DAS system functions to a greater degree, more frequently, or with respect to more DAS systems. If our third-party service providers fail to maintain our DAS systems properly, or fail to respond quickly to problems, then our wireless carrier customers and their customers might experience service interruptions. Our customers have experienced such interruptions in the past and might continue to experience interruptions. Interruptions in DAS systems caused by third-party facilities might cause us to lose customers, which could adversely affect our revenue and profitability. If interruptions adversely affect our DAS systems’ perceived reliability, then we might have difficulty attracting new customers and our brand, reputation, and growth will be negatively impacted.

We might also experience quality deficiencies, cost overruns, and project delays with our construction, deployment, maintenance, repair, and upgrade projects, including the portions of those projects not within our control. Building, deploying, operating, and maintaining our DAS systems can require permits from numerous governmental agencies, including municipalities, as well as action by private third-parties, such as utility companies. If these governmental agencies and utility companies do not act quickly enough, then our DAS-system deployments can be delayed and our DAS-system deployment costs can increase significantly. On terms that are acceptable to us, we might not be able to acquire the rights and approvals necessary to build, deploy, and expand our DAS systems.

Additionally, as the number of customers using our DAS systems increases, and, as we increase our DAS service offerings, we might need to upgrade our DAS systems to maintain or improve our DAS-system quality. To do so, we will need to substantially rely on third-party contractor availability and ability. If we do not successfully implement timely upgrades to our DAS systems, then our DAS-system quality might decline and we might lose customers.

Risks Related to this Offering and Our Common Stock

Our stock price might be volatile, you might not be able to re-sell shares of our common stock at or above the price you paid, and you could lose all or part of your investment.

Before this offering, shares of our common stock have not had any public market. The initial public offering price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares after this offering. After this offering, we expect that our common stock’s trading price will be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of the prospectus and others such as:

•	quarterly variations in our operating results or in the operating results of companies in the wireless or wireless infrastructure industries;

•	announcements by us or our competitors of acquisitions, new products, pricing-policy changes, significant contracts, commercial relationships, or capital commitments;

•	changes in our public earnings guidance or earnings estimates;

•	our common stock’s trading volume;

•	general economic conditions;

•	speculation in the press or investment community; and

•	security analysts’ publication of research reports about us or our industry, or security analysts failure to publish such research reports.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the applicable companies’ operating performance. Broad market and industry factors might seriously affect our common stock’s market price, regardless of our actual operating performance. These fluctuations might be even more pronounced in our common stock’s trading market shortly after this offering. In addition, historically, volatility in the overall market and in the market price of a particular company’s securities has almost always resulted in securities class action litigation against all affected companies. If instituted against us, this type of litigation could result in substantial costs and a diversion of our management’s attention and resources.

If securities analysts or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our business or stock, then our stock price and trading volume could decline.

Our common stock’s trading market will be influenced by the research reports and ratings that industry analysts or securities analysts publish about us, about our business, or about the markets in which we operate. We do not have any control over these analysts. If one or more of the analysts who cover us issue an adverse opinion regarding our stock, then our stock price would likely decline. If we do not get securities analyst coverage or industry analyst coverage or if one or more of these analysts stop covering our company or do not regularly publish reports on us, then we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future stock sales by us or existing stockholders could cause our stock price to decline.

If we or our existing stockholders sell, or indicate an intention to sell, or if a perception is created that we or our existing stockholders are likely to sell substantial amounts of our common stock in the public market after the lock-up and other legal re-sale restrictions discussed in this prospectus lapse, then our common stock’s trading price could decline. Based on shares outstanding as of March 31, 2008 and assuming that the underwriters do not exercise their over-allotment option, we will have outstanding a total of          shares of common stock upon this offering’s completion, which is an increase of     % from the number of shares

outstanding before the offering. Of these shares of common stock outstanding before the offering, only the          shares of common stock that are sold in this offering will be freely tradable, without restriction, in the public market. Our remaining shares outstanding after this offering can be sold, subject to any applicable volume limitations under federal securities laws, in the near future as described below.

Number of Shares	Date

On the prospectus date Between 90 and 180 days after the prospectus date At various times beginning more than 180 days after the prospectus date

After this offering, holders of           shares of our common stock have and will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we might file for ourselves or other stockholders. In addition, all of our preferred stockholders, John B. Georges, and David M. Cutrer have piggy-back registration rights in connection with this offering. See “Capital Stock — Registration Rights.” We also intend to register all shares of common stock that we might issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

Our common stock’s initial public offering price is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $     in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed     % of the total consideration paid by stockholders to us to purchase shares of our common stock. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We have broad discretion to determine how to use the proceeds raised in this offering, and we might use them in ways that might not enhance our operating results or our common stock price.

We could spend the proceeds from this offering in ways that our stockholders might not agree with or that do not yield a favorable return. We intend to use a significant portion of this offering’s net proceeds to build and deploy future DAS systems, as well as for general corporate purposes, which might include expanding our sales, marketing, research and development efforts, working capital expenditures, capital expenditures, buying or investing in other businesses, products, and technologies, and additional costs associated with being a public company, including higher legal, insurance, and financial reporting expenses. Until we use this offering’s net proceeds, we plan to invest the net proceeds in interest-bearing, investment-grade securities, which might not yield a favorable return rate. However, we do not have more specific plans for this offering’s net proceeds, and we will have broad discretion in how we use this offering’s net proceeds. If we do not invest or apply this offering’s net proceeds in ways that improve our operating results, then we might fail to achieve expected financial results, which could cause our stock price to decline, and we might require additional financing, which might not be available on commercially reasonable terms or at all.

Under Delaware law and our charter documents, a takeover that stockholders may consider favorable could be discouraged.

As amended and restated upon this offering’s closing, our certificate of incorporation and bylaws might delay or prevent a control change or changes in our management. These provisions include the following:

•	Our board has the right to elect directors to fill a vacancy created by any board-size expansion or by a director’s resignation, death, or removal, which prevents stockholders from being able to fill vacancies on our board.

•	Our stockholders may not act by written consent. As a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions without holding a stockholders’ meeting.

•	Our certificate of incorporation prohibits cumulative voting in director elections. This limits the ability of minority stockholders to elect director candidates.

•	Stockholders must provide advance notice to nominate candidates for director elections or to propose matters that can be acted upon at a stockholders’ meeting. These provisions might discourage or deter a potential acquirer from soliciting proxies to elect the acquirer’s own director slate or otherwise trying to acquire control of our company.

•	Without stockholder approval, our board may authorize and issue undesignated preferred stock shares. This ability allows our board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

•	Our stockholders will be limited in their ability to call and bring business before special meetings, and in their ability to control board meeting and stockholder meeting procedures and schedules. Additionally, our board has the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

•	We will have a staggered board, so only a minority of our directors will be considered for re-election in any given year. Consequently, stockholders who wish to elect a new board majority will be required to wait for at least two annual director-election cycles to try doing so.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of that corporation’s capital stock, unless the holder has held the stock for three years or, among other things, the board has approved the transaction. Our board could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Capital Stock.”

Any provision of our certificate of incorporation, our bylaws, or Delaware law that has the effect of delaying or deterring a control change could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

We might need to raise additional capital, which might not be available, or we might be unable to generate the significant capital necessary to expand our operations and invest in new products, which could reduce our ability to compete and would adversely affect our ability to operate our business.

We expect that this offering’s net proceeds to us, together with our existing cash balances and credit facilities, will be sufficient to meet our working capital needs and capital expenditure needs for the foreseeable future. After that, we might need to raise additional funds, and we might not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, then our stockholders might experience significant dilution of their ownership interests and our common stock’s per-share value could decline. If we conduct a debt financing, then we might be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios, any of which could harm our business. If we need additional capital and cannot raise that additional capital on acceptable terms, then we might fail to do any one or more the following, among other things, and the failure to do any one of which could seriously harm our business and cause our stock price to fall and cause you to lose some or all of your investment:

•	meet our business objectives;

•	develop or enhance our products and services;

•	continue to expand our product development sales and marketing organizations;

•	acquire complementary technologies, products, or businesses;

•	continue to fund our operations;

•	expand operations, in the United States or internationally;

•	hire, train, and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Concentration of ownership among our existing executive officers, directors, and their affiliates might prevent new investors from influencing significant corporate decisions and might adversely affect your investment’s value.

Upon this offering’s completion, our executive officers, directors, and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including director elections, certificate of incorporation amendments, and significant corporate transaction approvals, such as approvals for a merger or other sale of our company or our company’s assets. These actions may be taken, even if they are opposed by other stockholders. Certain transaction approvals might be difficult or impossible without support from these stockholders. This ownership and control concentration could limit your ability to influence corporate matters and might have the effect of delaying or preventing management changes or delaying or preventing a third-party from acquiring control over us, which could prevent stockholders from receiving a premium for their shares. Some of these persons or entities might have interests different than yours. For example, because most of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and because they have held their shares for a relatively longer period, they might be more interested in selling our company to an acquirer than other investors or might want us to pursue strategies that are different from the wishes of other investors. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see “Principal and Selling Stockholders.”

By operating as a public company, we will incur significant increased costs, and our management will be required to devote substantial time to new compliance initiatives that might strain our resources and distract our management.

As a public company, we will be subject to a number of requirements that did not apply to us as a private company, including the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act, and the Nasdaq rules issued in response to the Sarbanes-Oxley Act. As a result of complying with these requirements, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, and our management and other personnel will need to devote a substantial amount of time, management oversight, and resources to these compliance initiatives. We expect these new rules and regulations to make it more difficult for us to attract and retain qualified persons to serve on our board, on our board committees, or as executive officers to run these processes and to have other consequences. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director-and-officer liability insurance, and we might be required to accept reduced policy limits and reduced coverage or to incur substantial costs to maintain the same or similar coverage. In addition, Nasdaq rules require that all of our board committee members, including our audit committee members, consist of independent directors after this offering’s first anniversary. We might not be able to attract and retain independent directors for our board committees in a timely fashion, or at all.

Among other things, the Sarbanes-Oxley Act requires that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, for the year ended December 31, 2009, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Sarbanes-Oxley Act Section 404. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, operating results, and cash flows.

In addition, our independent registered public accounting firm have identified significant deficiencies and a material weakness in our internal controls over financial reporting. Our Section 404 compliance will require that we incur substantial accounting expense and expend significant management time on compliance related issues. We will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we do not comply with the Section 404 requirements in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, then our stock’s market price could decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the Securities and Exchange Commission, or other regulatory authorities, which would require additional financial and management resources.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on our common stock’s price appreciation, if any.

In July 2004 and December 2007, our board declared, and our stockholders approved, common stock cash dividends equal to $0.30 per share and $0.40 per share, respectively, and we paid those dividends shortly after they were declared. However, for the foreseeable future, we do not currently intend to pay any more cash dividends. Under our current credit agreements, we may not pay any dividends or make any other distribution or payment on account of or in redemption, retirement, or purchase of any capital stock, unless such payment is made from the cash proceeds of this offering, a leveraged buyout or acquisition of us, or the sale by us of additional equity, so long as an event of default under the credit agreements does not exist prior to or after such sale. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in our shares of common stock will depend upon any future appreciation in our common stock’s value. There is no guarantee that our shares of common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future operating results and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “might,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe might affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Our management cannot possibly to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, might cause actual results to differ materially from those contained in any forward-looking statements we might make. Before investing in our common stock, you should be aware that the occurrence of the risks, uncertainties, and events described in the section entitled “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, operating results, and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, activity levels, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the prospectus date to conform these statements to actual results or to changes in our expectations.

This prospectus also contains statistical data and estimates, including those relating to historical and projected growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by CTIA — The Wireless Association and International Data Corporation. Although we believe these sources are reliable, we have not independently verified their data. In addition, these publications include forward-looking statements made by the authors of such reports. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions. Actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive approximately $      million in net proceeds, assuming an initial public offering price of $      per share, which is the mid-point of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders. If the underwriters’ option to purchase additional shares in this offering is exercised in full, then we estimate that our net proceeds will be approximately $      million. Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming that the aggregate number of shares offered by us, as specified on the cover page of this prospectus, remains the same. Depending on market conditions when we price this offering and other considerations, we may sell fewer or more shares than the number specified on the cover page of this prospectus.

We intend to use this offering’s net proceeds for building and deploying our DAS systems, for working capital needs, and for other general corporate purposes. Additionally, we may choose to expand our current business by buying or investing in other businesses, products, or technologies, but we do not currently have any agreements or commitments to do so.

As of any given time, we intend to invest any otherwise unused net proceeds in short-term, interest-bearing, investment grade securities.

DIVIDEND POLICY

In 2005 and in 2006, we did not pay any cash dividends to holders of our common stock. In each of July 2004 and December 2007, our board declared, and our stockholders approved, a cash dividend on shares of our common stock equal to $0.30 per share and $0.40 per share, respectively. We paid the December 2007 cash dividend to our common stockholders in January 2008. We did not declare or pay any other cash dividends on shares of our capital stock during the three months ended March 31, 2008.

We currently do not anticipate paying any cash dividends in the foreseeable future. Under our current credit facility, we may not pay any dividends or make any other distribution or payment on account of or in redemption, retirement, or purchase of any capital stock, unless such payment is made from the cash proceeds of this offering, a leveraged buyout or acquisition of us, or the sale by us of additional equity, so long as an event of default under the credit agreements does not exist prior to or after such sale. Any future determination to declare cash dividends will be made in our board’s discretion, subject to complying with all applicable laws and with the restrictions on paying dividends in our credit facility, and will also depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board might deem relevant.

CAPITALIZATION

The following table specifies our cash and cash equivalents, current debt, long-term debt, and capitalization as of March 31, 2008:

•	on an actual basis;

•	on a pro-forma basis to give effect to the automatic conversion of all outstanding shares of preferred stock into 17,731,074 shares of common stock upon this offering’s completion; and

•	on a pro-forma, as-adjusted basis to give further effect to our sale of shares of common stock in this offering, at an assumed initial public offering price of $ per share, which is the mid-point of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with the sections titled “Selected Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Operating Results,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2008
				Pro-Forma,
	Actual	Pro-Forma		As-Adjusted
	(in thousands, except share and
	per share data)
	(unaudited)

Cash and cash equivalents	$38,871	$		$

Current debt	—		—		—

Long-term debt	—

Stockholders’ equity:
Convertible preferred stock, par value $0.001; 18,555,522 shares authorized, 17,731,074 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro-forma and pro-forma, as-adjusted:

Series A preferred stock, par value $0.001; 6,012,025 shares authorized, 5,906,472 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro-forma and pro-forma, as-adjusted	6		—		—
Series B preferred stock, par value $0.001; 8,793,497 shares authorized, 8,793,497 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro-forma and pro-forma, as-adjusted	9		—		—
Series C preferred stock, par value $0.001; 3,750,000 shares authorized, 3,031,105 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro-forma and pro-forma, as-adjusted	3		—		—
Preferred stock, par value $0.001; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro-forma and pro-forma, as-adjusted	—
Common stock, par value $0.001; 40,000,000 shares authorized, 8,235,221 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro-forma and pro-forma, as-adjusted	8
Additional paid-in capital	71,854
Accumulated other comprehensive income	2
Accumulated deficit	(26,781)

Total stockholders’ equity	$45,101	$		$

Total capitalization	$45,101	$		$

Each $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by approximately $      million, assuming the aggregate number of shares offered by us, as specified on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The number of our shares of common stock outstanding after this offering is based on 25,966,295 shares outstanding at March 31, 2008 and excludes:

•	3,220,924 shares of common stock issuable upon exercise of options outstanding as of March 31, 2008 at a weighted average exercise price of $1.11 per share;

•	707,500 shares of common stock issuable upon exercise of options granted after March 31, 2008 at a weighted average exercise price of $5.45 per share;

•	331,474 shares of common stock issuable upon exercise of warrants outstanding at March 31, 2008 at a weighted average exercise price of $9.62 per share; and

•	shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan. See “Management — Employee Benefit Plans” for a description of our equity plans.

DILUTION

Our net tangible book value as of March 31, 2008 was $44.6 million, or $5.43 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. Our pro-forma net tangible book value as of March 31, 2008 was $      million, or $      per share. Pro-forma net tangible book value per share gives effect to the automatic conversion of all outstanding shares of preferred stock into 17,731,074 shares of common stock upon the completion of this offering.

After giving further effect to our sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the mid-point of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and our estimated offering expenses payable by us, our pro-forma as-adjusted net tangible book value as of March 31, 2008 would have been approximately $      million, or approximately $      per share. This amount represents an immediate increase in pro-forma net tangible book value of $      per share to our existing stockholders and an immediate dilution in pro-forma net tangible book value of approximately $      per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the pro-forma as-adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for one share of common stock.

The following table illustrates this dilution on a per-share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2008	$5.43
Effect on net tangible book value per share of conversion of convertible preferred stock into common stock and reclassification of preferred stock warrants to common stock warrants
Pro-forma net tangible book value per share as of March 31, 2008
Increase attributable to investors purchasing shares in this offering

Pro-forma as-adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro-forma, as-adjusted net tangible book value as of March 31, 2008 by approximately $      million, the pro-forma as adjusted net tangible book value per share after this offering by $     and the dilution in pro-forma, as-adjusted net tangible book value to new investors in this offering by $      per share, assuming the number of shares offered by us, as specified on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

If the underwriters exercise their over-allotment option in full, the pro-forma as-adjusted net tangible book value per share after this offering would be $      per share, the increase in net tangible book value per share to existing stockholders would be $      per share and the dilution to new investors purchasing shares in this offering would be $      per share.

On a pro-forma as-adjusted basis as of March 31, 2008, and after giving effect to the automatic conversion of all outstanding shares of preferred stock into common stock upon this offering’s completion, the following table presents the differences between the existing stockholders and the purchasers of shares in this offering at an assumed initial public offering price of $      per share, which represents the mid-point of the price range on the cover of this prospectus, with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased			Total			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders			%	$		%	$
New stockholders

Totals		100%			100%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of our shares of common stock outstanding upon this offering’s closing.

As of March 31, 2008, there were options outstanding to purchase a total of 3,220,924 shares of common stock at a weighted average exercise price of $1.11 per share. In addition, as of March 31, 2008, there were warrants outstanding to purchase 331,474 shares of common stock with a weighted average exercise price of $9.62 per share. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. We granted options to purchase 707,500 shares of common stock at a weighted average exercise price of $5.45 per share after March 31, 2008. See “Management — Employee Benefit Plans” for a description of our equity plans.

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

You should read the following selected condensed consolidated historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Operating Results” and the consolidated financial statements, related notes, and other financial information included in this prospectus. The selected condensed consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus.

We derived the statements of operations data for the years ended December 31, 2005, 2006, and 2007 and the balance sheet data as of December 31, 2006, and 2007 from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. We derived the statement of operations data for the year ended December 31, 2004 and the balance sheet data as of December 31, 2004 from our audited consolidated financial statements and related notes, which are not included in this prospectus. We derived the statement of operations data for the year ended December 31, 2003 and the balance sheet data as of December 31, 2003 from our unaudited statements of operations and balance sheets, which are not included in this prospectus. We derived the statements of operations data for the three months ended March 31, 2007 and 2008 from our unaudited consolidated financial statements and related notes, which are included elsewhere in this prospectus. Historical results for any prior period are not necessarily indicative of future results for any period.

The pro-forma basic and diluted net loss per common share data for the year ended December 31, 2007 and for the three months ended March 31, 2008, reflect the conversion of our convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the respective original issuance dates. See Note 2 of the notes to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing pro-forma basic and diluted net loss per common share.

	Year Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
	(unaudited)					(unaudited)
	(in thousands, except per share data)

Revenue	$1,010	$4,418	$4,609	$6,693	$14,224	$2,975	$4,465
Cost of operations	535	2,089	210	2,164	3,487	643	852
Depreciation and amortization of network assets	30	195	2,123	2,681	7,553	1,614	2,244
Sales and marketing expense	774	1,602	3,048	3,209	3,332	858	852
Research and development expense	561	287	650	900	506	133	125
General and administrative expense	1,779	3,136	4,285	4,763	4,995	1,073	1,148
Depreciation of property and equipment	38	106	231	298	426	73	140

Operating loss	(2,707)	(2,997)	(5,938)	(7,322)	(6,075)	(1,419)	(896)
Interest income and other, net	37	0	705	922	994	190	333
Interest expense	—	(5)	(36)	(4)	(196)	(111)	(105)

Net loss	$(2,670)	$(3,002)	$(5,269)	$(6,404)	$(5,277)	$(1,340)	$(668)

Net loss per share available to common stockholders — basic and diluted	$(0.33)	$(0.38)	$(0.72)	$(0.87)	$(0.66)	$(0.17)	$(0.08)

Weighted average common shares outstanding	8,097	7,819	7,276	7,339	7,959	7,672	8,208
Pro-forma basic and diluted net loss per share					$(0.23)		$(0.03)

Weighted average common shares used to compute pro-forma basic and diluted net loss per share(1)					22,728		25,792

(1)	The pro-forma weighted average common shares outstanding reflects the conversion of our preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

						As of
	As December 31,					March 31,
	2003	2004	2005	2006	2007	2008
	(unaudited)					(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$6,243	$21,206	$16,415	$16,562	$64,870	$38,871
Total assets	12,345	42,481	44,818	79,541	208,437	229,323
Long-term debt	—	240	—	—	—	—
Preferred stock	12,024	32,283	35,260	35,260	68,409	75,409
Total stockholders’ equity	5,914	20,238	18,041	11,719	36,685	45,101

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND OPERATING RESULTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

Overview

We are a leading provider of innovative wireless infrastructure solutions that enhance network coverage, capacity, and performance for wireless carriers in the United States. We provide these wireless solutions by designing, permitting, building, operating, and managing distributed antenna systems, or DAS systems. We deploy our DAS systems by attaching discrete radio-frequency equipment to existing public-right-of-way infrastructure, such as utility poles and street lights. We use DAS site to refer to each particular right-of-way location to which we attach the radio-frequency equipment. We connect our DAS sites to a wireless carrier’s network using high-capacity fiber-optic cables.

We were incorporated in 2001, and began focusing on DAS systems in 2002. Our first DAS system was deployed in 2003. Our total revenue was $4.6 million, $6.7 million, and $14.2 million in 2005, 2006, and 2007, respectively, and $4.5 million for the three months ended March 31, 2008. We generate revenue through long-term customer contracts with wireless carriers. These customer contracts are typically 10 years to 15 years (or five years for certain university-located contracts) with one or more renewal options of five years each. During 2007, our operational DAS sites increased from 554 to 1,263, while our under-construction DAS sites increased from 419 to 2,771. As of March 31, 2008, we had a total of 1,340 operational DAS sites, along with 3,022 under-construction DAS sites.

We have never been profitable. We have experienced operating losses in the past, and we expect to continue incurring operating losses. We incurred net losses of $5.3 million, $6.4 million, and $5.3 million in 2005, 2006, and 2007, respectively, and $0.7 million in the three months ended March 31, 2008. As of March 31, 2008, we had an accumulated deficit of $26.8 million.

Key Components of Our Operating Results

Revenue — Our typical customer contract involves construction of the DAS system and monthly transport services over the contract term. The construction period is generally one year. Under these customer contracts, we receive initial capital payments and payments for equipment sales during the construction period. These payments are included in deferred revenue when received, and then, upon deploying a constructed DAS system, recognized as revenue ratably over the contract term. Upon completing construction and deploying the DAS system, we receive monthly payments over the entire contract term with the monthly rates generally increasing 3% annually. The monthly payments are recognized in the period to which the payment relates. Our revenue also includes on-going maintenance fees and time-and-material maintenance fees.

Our revenue backlog consists of unrecognized revenue that we expect to recognize over the remaining term of our customer contracts. Specifically, our revenue backlog is comprised of the following: (1) deferred revenue, which is billed but unrecognized capital payments and payments for equipment sales, (2) unbilled capital payments and payments for equipment sales for which the customers are contractually obligated after we bill them, and (3) unbilled monthly payments for which the customers are contractually obligated after we bill them. As of March 31, 2008, our revenue backlog was approximately $649 million, of which approximately $168 million was recorded as deferred revenue as of March 31, 2008. Although we believe that our revenue backlog may provide an indication of the revenue that may be recognized over future periods, we cannot assure you that all of such amount will actually be recognized or as to the actual periods over which we will recognize such revenue.

Cost of Operations — Our cost of operations is primarily composed of cost related to fiber ownership, cost of maintaining our network assets, and, in certain circumstances, maintaining our customers’ equipment attached to our DAS-system assets, costs of network monitoring, salaries and benefits of monitoring and maintenance personnel, and allocated overhead. We allocate overhead such as rent, information-technology costs, and employee-benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in each cost of operations and operating expense category.

Depreciation and Amortization of Network Assets — During the construction period, our fiber assets and deferred cost of customer equipment are included in construction-in-progress. Upon completing construction and deploying the DAS system, we depreciate and amortize those costs over the contract term. Our fiber assets are constructed for the first customer to enter into a contract with us in a particular geographic area. As we enter into contracts with other customers, who become additional tenants on existing fiber, the cost incurred and resulting depreciation of fiber assets will decrease as a percentage of revenue. Deferred cost of customer equipment is incurred for most DAS systems and, when incurred, is amortized over the customer contract term. Our depreciation and amortization of network assets also includes the amortization of intangible assets, consisting primarily of patents, which are amortized over the remaining life of the patents.

Sales and Marketing — Our sales and marketing expense primarily consists of personnel and related costs for our sales and marketing employees and executives, including wages, benefits, bonuses, commissions, marketing program costs, and allocated overhead.

Research and Development — Our research and development expense primarily consists of personnel and related costs, legal costs of patents, and allocated overhead. We expense research and development expense as incurred.

General and Administrative — Our general and administrative expense primarily consists of personnel and related costs for executive, finance, legal, regulatory, human resources, administrative personnel, professional fees, and other corporate expenses and allocated overhead.

Depreciation of Property and Equipment — We use a straight-line expensing method to depreciate property and equipment over the useful life (generally three years) of an asset of the costs of equipment, fixtures, and furniture purchased.

Income Taxes — Since inception, we have incurred annual operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented. As of December 31, 2007, we had net operating loss carryforwards for federal and state income tax purposes of approximately $91.7 million and $76.2 million, respectively. We also had federal and state research and development tax credit carryforwards of approximately $0.2 million and $0.2 million, respectively. Realizing deferred tax assets depends upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have offset all of our net deferred tax assets by a valuation allowance. If not utilized, our federal net operating loss and tax credit carryforwards will begin to expire in 2022, and our state net operating losses will begin to expire in 2012. Our state tax credit carryforwards will carry forward indefinitely if not utilized. Our ability to utilize our net operating loss and tax credit carryforwards may be limited in the event an “ownership change,” as defined in Internal Revenue Code Section 382, has occurred or will occur. While we are not currently subject to an annual limitation, our federal net operating loss and tax credit carryforwards may become subject to an annual limitation if we experience an ownership change as a result of this offering or other issuances of our common stock.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and operating results are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. To prepare these consolidated financial statements, we must make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities.

Our accounting policies require our management to make complex and subjective judgments. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, existing contract terms, our observance of industry trends, information provided by our customers, and information available from other outside sources, as appropriate. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition, or operating results.

In consultation with our board, we have identified the following accounting policies that we believe are critical to understanding our financial statements: use of estimates; revenue recognition; and share-based compensation.

Use of Estimates — To prepare consolidated financial statements that conform with accounting principles generally accepted in the United States, or GAAP, our management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our actual results may differ from those estimates, and such differences could be material to the accompanying consolidated financial statements. These estimates and assumptions include the collectibility of accounts receivable; recoverability of network assets and property, plant, and equipment; determination of fair value of stock awards issued and stock-based compensation; realizability of deferred income tax assets; accruals; and other factors.

Revenue Recognition — Revenue is recognized on a monthly basis over the fixed term of the customer contract. Our typical customer contract involves construction of the DAS system and monthly transport services over the contract term. The construction period is generally one year. Under the contracts, we receive initial capital payments and payments for equipment sales during the construction period. These payments are included in deferred revenue when received, and then, upon deployment of a constructed DAS system, recognized as revenue ratably over the contract term. Upon completing construction and deploying the DAS system, we receive monthly payments over the entire contract term with the monthly rates generally increasing 3% annually. The monthly payments are recognized in the period to which the payment relates. We recognize revenue for these contracts under SEC Staff Accounting Bulletin, or SAB, No. 104 and Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. These contracts include three elements — capital payments during the construction year, equipment sales, and the monthly transport services. These elements do not qualify for treatment as separate units of accounting under EITF Issue No. 00-21 as the delivered items have no separable value on a stand-alone basis, and there is no objective evidence of fair value of the undelivered elements. Therefore, revenue under these contracts is deferred and recognized over the contractual life, which ranges from five years to 15 years. Our revenue also includes on-going maintenance and time-and-material maintenance fees, which are recognized as the services are rendered.

Stock-Based Compensation — Effective January 1, 2006, we adopted Financial Accounting Standards Board, or FASB, Statement No. 123 (revised 2004), Share-Based Payment, which requires that we measure and recognize compensation expense for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair values recognized over the requisite service period. Before adopting FASB Statement No. 123(R), we accounted for stock-based compensation awards issued to our employees using the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and we complied with the disclosure requirements of FASB Statement No. 123, Accounting for Stock-Based Compensation. We account for stock-based awards to non-employees in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services, and FASB Statement No. 123(R).

We adopted FASB Statement No. 123(R) using the prospective transition method. Under this method, we apply FASB Statement No. 123(R) to new awards and to awards modified, repurchased, or canceled on or after the January 1, 2006 adoption date. For options granted on or after January 1, 2006, and valued in accordance with FASB Statement No. 123(R), we use the straight-line method for expense attribution.

For options granted on or after January 1, 2006, we estimate the fair value on the grant date using the Black-Scholes option pricing model. This valuation model for stock compensation expense requires us to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average time period that the granted options are expected to be outstanding), the volatility of our common stock, an assumed risk-free interest rate, and the estimated forfeitures of unvested stock options. To the extent actual results differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. We use the simplified expected-life calculation described in SAB No. 107, as amended by SAB No. 110, and volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to our characteristics. The risk-free rate is based on the U.S. Treasury yield curve in effect on the grant date for periods corresponding with the expected life of the option. Expected forfeitures are based on our historical experience.

Income Taxes — Our consolidated financial statements reflect provisions for federal, state, and local income taxes. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets, including tax loss and credit carryforwards, and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize a tax-rate change’s effect on deferred tax assets and liabilities in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. We individually classify the components of the deferred tax assets and liabilities as current and non-current based on their characteristics. We reduce deferred tax assets by a valuation allowance when, in our management’s opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on January 1, 2007. See Note 10 to our consolidated financial statements.

Operating Results

The following tables present our operating results for the periods indicated and as a percentage of revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
	(in thousands)

Revenue	$4,609	$6,693	$14,224	$2,975	$4,465
Cost of operations	210	2,164	3,487	643	852
Depreciation and amortization of network assets	2,123	2,681	7,553	1,614	2,244
Sales and marketing expense	3,048	3,209	3,332	858	852
Research and development expense	650	900	506	133	125
General and administrative expense	4,285	4,763	4,995	1,073	1,148
Depreciation of property and equipment	231	298	426	73	140

Operating loss	(5,938)	(7,322)	(6,075)	(1,419)	(896)
Interest income and other, net	705	922	994	190	333
Interest expense	(36)	(4)	(196)	(111)	(105)

Net loss	$(5,269)	$(6,404)	$(5,277)	$(1,340)	$(668)

				Three Months
	Year Ended December 31,			Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)

Revenue	100%	100%	100%	100%	100%
Cost of operations	4	32	25	21	19
Depreciation and amortization of network assets	46	40	53	54	50
Sales and marketing expense	66	48	23	29	19
Research and development expense	14	13	4	4	3
General and administrative expense	93	71	35	36	26
Depreciation of property and equipment	5	4	3	2	3

Operating loss	(128)	(109)	(43)	(47)	(20)
Interest income and other, net	15	14	7	6	7
Interest expense	(1)	(0)	(1)	(4)	(2)

Net loss	(114)%	(95)%	(37)%	(45)%	(15)%

Comparison of Three Months Ended March 31, 2008 and March 31, 2007

	Three Months Ended
	March 31,		Change
	2007	2008	$	%
	(unaudited)
	(dollars in thousands)

Revenue	$2,975	$4,465	$1,490	50%
Cost of operations	643	852	209	33
Depreciation and amortization of network assets	1,614	2,244	630	39
Sales and marketing expense	858	852	(6)	(1)
Research and development expense	133	125	(8)	(6)
General and administrative expense	1,073	1,148	75	7
Depreciation of property and equipment	73	140	67	92

Operating loss	(1,419)	(896)	523	(37)
Interest income and other, net	190	333	143	75
Interest expense	(111)	(105)	6	(5)

Net loss	$(1,340)	$(668)	$672	(50)%

Revenue.  Our revenue was $4.5 million for the three months ended March 31, 2008, as compared to $3.0 million for the three months ended March 31, 2007. This $1.5 million, or 50%, increase was due primarily to the number of revenue-generating DAS sites increasing from 899 as of March 31, 2007 to 1,340 as of March 31, 2008.

Cost of operations.  Our cost of operations was $0.9 million for the three months ended March 31, 2008, as compared to $0.7 million for the three months ended March 31, 2007. This $0.2 million, or 33%, increase was due primarily to an increase in maintenance and network monitoring costs related to the increase in revenue-generating DAS sites from March 31, 2007 to March 31, 2008.

Depreciation and amortization of network assets.  Our depreciation and amortization of network assets was $2.2 million for the three months ended March 31, 2008, as compared to $1.6 million for the three months ended March 31, 2007. This $0.6 million, or 39%, increase was due to an increase in aggregate deployed DAS-system assets of $29.9 million to $91.4 million at March 31, 2008, from $61.5 million at March 31, 2007.

Sales and marketing.  Our sales and marketing expense was $0.9 million for the three months ended March 31, 2008 and March 31, 2007. We expect sales and marketing expense to increase in future periods as we add personnel and expand our sales and marketing efforts.

Research and development.  Our research and development expense was $0.1 million for the three months ended March 31, 2008 and 2007. These costs include personnel costs and legal costs related to patent development and protection. We expect these costs to increase as we devote more personnel to research and development activities. The costs related to engineering personnel who are involved in pre-sales DAS-system design are included in sales and marketing expense, and the costs of engineers who are involved in implementing new DAS-system projects are capitalized as construction-in-process.

General and administrative expense.  Our general and administrative expense was $1.2 million for the three months ended March 31, 2008, as compared to $1.1 million for the three months ended March 31, 2007. This increase of $0.1 million was due primarily to a $0.2 million increase in employee compensation and related costs. In addition, consulting, travel, bad debt, and other miscellaneous expenses increased by $0.3 million. These costs were offset by decreases in legal, audit, and tax preparation fees of $0.4 million. We expect general and administrative expense to increase in future periods as we add personnel to the finance and regulatory departments. In addition, we expect general and administrative expense to increase as we expand our business and incur additional costs associated with being a public company, including higher legal, insurance, and financial reporting expenses, and additional costs to achieve and maintain compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We will be required to comply with Section 404 for the year ended December 31, 2009.

Depreciation of property and equipment.  Our depreciation expense was $0.1 million for the three months ended March 31, 2008 and March 31, 2007.

Interest income and other, net.  Our interest income and other, net was $0.3 million for the three months ended March 31, 2008, as compared to $0.2 million for the three months ended March 31, 2007. This $0.1 million increase was primarily due to an increase in our average cash balance, which increased $29.5 million from $14.5 in the three months ended March 31, 2007 to $44.0 million in the three months ended March 31, 2008, partially offset by our average annual interest rate decreasing from 5.2% to 3.0% for the same period.

Interest expense.  Our interest expense was $0.1 million for the three months ended March 31, 2008 and 2007. This was mainly due to the amortized costs of warrants issued in 2008 and interest on our credit line in 2007 that was paid down in early January 2008 and replaced with a new credit line. No amounts have been drawn on the new credit line as of March 31, 2008.

Comparison of the Years Ended December 31, 2007 and December 31, 2006

	Year Ended December 31,		Change
	2006	2007	$	%
	(dollars in thousands)

Revenue	$6,693	$14,224	$7,531	113%
Cost of operations	2,164	3,487	1,323	61
Depreciation and amortization of network assets	2,681	7,553	4,872	182
Sales and marketing expense	3,209	3,332	123	4
Research and development expense	900	506	(394)	(44)
General and administrative expense	4,763	4,995	232	5
Depreciation of property and equipment	298	426	128	43

Operating loss	(7,322)	(6,075)	1,247	(17)
Interest income and other, net	922	994	72	8
Interest expense	(4)	(196)	(192)	4,800

Net loss	$(6,404)	$(5,277)	$1,127	(18)%

Revenue.  Our revenue was $14.2 million for the year ended December 31, 2007, as compared to $6.7 million for the year ended December 31, 2006. This $7.5 million, or 113% increase, was due primarily to the number of revenue-generating DAS sites increasing from 554 as of December 31, 2006 to 1,263 as of December 31, 2007, which resulted in an increase in revenue of $8.7 million. The $8.7 million increase was partially offset by the absence of $1.2 million in revenue recognized in 2006, which related to a contract where we and a customer agreed to end a particular DAS-system project.

Cost of operations.  Our cost of operations was $3.5 million in the year ended December 31, 2007, as compared to $2.2 million for the year ended December 31, 2006. This $1.3 million, or 61%, increase was a result of the 2007 expansion of our DAS systems, leading to increased costs of fiber ownership, maintenance and network monitoring of $2.2 million in 2007. This was partially offset by $0.9 million of costs that were recognized in 2006 related to the ended DAS-system project described above.

Depreciation and amortization of network assets.  Our depreciation and amortization of network assets was $7.6 million for the year ended December 31, 2007, as compared to $2.7 million for the year ended December 31, 2007. This $4.9 million, or 182%, increase was due to an increase in aggregate deployed DAS-system assets of $36.5 million from $50.5 million at December 31, 2006 to $87.2 million at December 31, 2007. Our amortization of intangible assets was $0.3 million for the years ended December 31, 2007 and 2006.

Sales and marketing expense.  Our sales and marketing expense was $3.3 million in the year ended December 31, 2007, as compared to $3.2 million in the year ended December 31, 2006. This $0.1 million increase was primarily due to a $0.4 million increase in outside consulting fees and other related expenses, offset by a $0.3 million decrease in employee compensation and related costs and travel.

Research and development expense.  Our research and development expense was $0.5 million in the year ended December 31, 2007, as compared to $0.9 million in the year ended December 31, 2006. This $0.4 million decrease was due primarily to a re-deployment of related personnel to operational departments of $0.2 million and legal and other related costs for patent development and protection of $0.2 million.

General and administrative expense.  Our general and administrative expense was $5.0 million in the year ended December 31, 2007, as compared to $4.8 million in the year ended December 31, 2006. This $0.2 million increase was primarily due to increased professional fee expenses of $0.5 million, an increase in other related costs of $0.2 million, partially offset by decreased employee compensation and related costs of $0.5 million.

Depreciation of property and equipment.  Our depreciation expense was $0.4 million in the year ended December 31, 2007, as compared to $0.3 million in the year ended December 31, 2006. This $0.1 million increase was due to an increase in capital expenditures for depreciable property, plant, and equipment of $0.8 million from $0.2 million in 2006 to $1.0 million in 2007.

Interest income and other, net.  Our interest income and other, net was $1.0 million in the year ended December 31, 2007, as compared to $0.9 million in the year ended December 31, 2006. This $0.1 million increase was primarily due to an increase in our average cash balance, which increased $7.2 million from $19.0 million in the year ended December 31, 2006 to $26.2 million in the year ended December 31, 2007, while our average interest rate decreased from 4.9% to 3.8% for the same period.

Interest expense.  Our interest expense was $0.2 million, net of capitalized interest of $0.6 million in the year ended December 31, 2007 as compared to zero in the year ended December 31, 2006. This $0.2 million increase was due to an increase in borrowings of $10.0 million in February 2007.

Comparison of the Years Ended December 31, 2006 and December 31, 2005

	Year Ended December 31,		Change
	2005	2006	$	%
	(dollars in thousands)

Revenue	$4,609	$6,693	$2,084	45%
Cost of operations	210	2,164	1,954	930
Depreciation and amortization of network assets	2,123	2,681	558	26
Sales and marketing expense	3,048	3,209	161	5
Research and development expense	650	900	250	38
General and administrative expense	4,285	4,763	478	11
Depreciation of property and equipment	231	298	67	29

Operating loss	(5,938)	(7,322)	(1,384)	23
Interest income and other, net	705	922	217	31
Interest expense	(36)	(4)	32	(89)

Net loss	$(5,269)	$(6,404)	$(1,135)	22%

Revenue.  Our revenue was $6.7 million in the year ended December 31, 2006, as compared to $4.6 million in the year ended December 31, 2005. This $2.1 million, or 45%, increase in revenue consisted of $0.9 million from deployed DAS sites and $1.2 million related to a contract where we and a customer agreed to end a particular DAS-system project. The number of revenue-generating DAS sites increasing from 191 as of December 31, 2005 to 554 as of December 31, 2006, of which more than 300 resulted in minimal revenue in 2006 as they were deployed in December of that year.

Cost of operations.  Our cost of operations was $2.2 million in the year ended December 31, 2006, as compared to $0.2 million in the year ended December 31, 2005. This $2.0 million, or 930%, increase was primarily due to increased costs of fiber ownership and maintenance of $1.1 million in 2006 coupled with costs of $0.9 million related to our agreement to end a particular DAS-system project, which allowed us to recognize the related cost of operations in 2006.

Depreciation and amortization of network assets.  Our depreciation and amortization of network assets was $2.7 million in the year ended December 31, 2006, as compared to $2.1 million in the year ended December 31, 2005. This $0.6 million, or 26%, increase was due to an increase in aggregate deployed DAS-system assets of $29.9 million from $20.6 million at December 31, 2005 to $50.5 million at December 31, 2006. Our amortization of the intangible assets was $0.3 million for the years ended December 31, 2006 and 2005.

Sales and marketing expense.  Our sales and marketing expense was $3.2 million in the year ended December 31, 2006, as compared to $3.0 million in the year ended December 31, 2005. This $0.2 million increase was primarily due to an increase of $0.3 million in compensation and related costs offset by a $0.1 million decrease in pre-sales engineering personnel who were re-deployed to DAS-system implementation efforts.

Research and development expense.  Our research and development expense was $0.9 million in the year ended December 31, 2006, as compared to $0.7 million in the year ended December 31, 2005. This $0.2 million increase was due primarily to an increase in overhead allocations from reassigned pre-sales engineering personnel who were re-deployed to DAS-system implementation efforts.

General and administrative expense.  Our general and administrative expense was $4.8 million in the year ended December 31, 2006, as compared to $4.3 million in the year ended December 31, 2005. This $0.5 million increase was primarily due to increased professional fee expenses of $0.2 million and an increase in employee compensation and related costs of $0.3 million due to an increase in personnel.

Depreciation of property and equipment.  Our depreciation expense was $0.3 million in the year ended December 31, 2006, as compared to $0.2 million in the year ended December 31, 2005. This $0.1 million increase was due to additional capital expenditures for depreciable property, plant, and equipment of $0.2 million in 2006.

Interest income and other, net.  Our interest income and other, net was $0.9 million in the year ended December 31, 2006, as compared to $0.7 million in the year ended December 31, 2005. This $0.2 million increase was primarily due to an increase in our average interest rate, from 3.0% in the year ended December 31, 2005 to 4.9% in the year ended December 31, 2006, partially offset by a decrease in our average cash balance, which decreased by $4.5 million from $23.5 million to $19.0 million in the same periods.

Interest expense.  Our interest expense was nominal in 2005 and 2006.

Liquidity and Capital Resources

Since inception, our activities have consisted principally of developing, deploying, and operating our DAS systems and entering into commercial agreements with wireless operators. To date, we have financed our operations primarily through private placements of preferred equity securities as described below and a revolving credit line. As of December 31, 2007 and March 31, 2008, we had $64.9 million and $38.9 million of cash and cash equivalents, respectively, and $44.9 million and $46.4 million of working capital, excluding deferred revenue, respectively. Our restricted cash, which consists of a deposit underlying a letter of credit, is included in short-term assets, and was $10,000 at December 31, 2007 and $0.3 million at March 31, 2008. As of March 31, 2008, we had an accumulated deficit of $26.8 million. We have funded this deficit primarily through $75.4 million in net proceeds raised from selling our capital stock.

Cash Flows for Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

The following table presents a summary of our cash flows and beginning and ending cash balances for the three months ended March 31, 2007 and 2008:

	Three Months Ended March 31,
	2007	2008
	(unaudited)
	(in thousands)

Cash provided by operating activities	$4,600	$13,864
Cash used in investing activities	(19,224)	(33,642)
Cash provided by (used in) financing activities	10,120	(6,221)

Net decrease in cash and cash equivalents	(4,504)	(25,999)
Cash and cash equivalents at beginning of period	16,562	64,870

Cash and cash equivalents at end of period	$12,058	$38,871

Cash Flows from Operating Activities.  Cash provided by operating activities was $13.9 million for the three months ended March 31, 2008 compared to $4.6 million cash provided by operating activities in the three months ended March 31, 2007. The increase was primarily due to an increase of $20.1 million in deferred revenue, partially offset by an increase of $11.2 million in accounts receivable and a reduction of $1.8 million in accounts payable. The increases in accounts receivable and deferred revenue were due to an increase in contracts in deployment and deferral of related revenue. The decrease in accounts payable was due to timing of payments for equipment purchases and construction activities for our DAS sites.

Cash Flows from Investing Activities.  Cash used in investing activities was $33.6 million the three months ended March 31, 2008, as compared $19.2 million in the three months ended March 31, 2007, resulting in an increase in cash used in investing activities of $14.4 million. The increase in cash used in investing activities was mainly caused by a $14.0 million higher use of cash for DAS-system construction under wireless operator contracts in the first three months of 2008, as compared to the three months ended March 31, 2007. Our sales of short-term investments, net of purchases, increased by $0.1 million to $1.0 million in the in the three months ended March 31, 2008 from $0.9 million in the three months ended March 31, 2007.

Cash Flows from Financing Activities.  Cash used in financing activities was $(6.2) million for the three months ended March 31, 2008, a decrease of $16.3 million from $10.1 million of cash provided by in the three months ended March 31, 2007. This decrease was primarily due to the bank loan of $10.0 million that generated cash in 2007 and paid down in January 2008. In addition, we received $7.0 million related to our Series C preferred stock issuances and paid $3.2 million in common stock dividends in the three months ended March 31, 2008.

Cash Flows for Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2007 and 2006:

	Year Ended December 31,
	2006	2007
	(in thousands)

Cash provided by operating activities	$31,221	$82,149
Cash used in investing activities	(31,106)	(77,196)
Cash provided by financing activities	32	43,355

Net increase in cash and cash equivalents	147	48,308
Cash and cash equivalents at beginning of period	16,415	16,562

Cash and cash equivalents at end of period	$16,562	$64,870

Cash Flows from Operating Activities.  Cash provided by operating activities increased $51.0 million to $82.2 million in 2007 from $31.2 million in 2006. The increase in net cash provided by operating activities was due primarily to an increase in deferred revenue of $42.9 million, an increase in depreciation and amortization of $5.0 million and increases in accounts payable and other current liabilities of $3.1 million. These increases were partially offset by increases in accounts receivable. The increase in accounts receivable and deferred revenue was due to increased customer contracts invoicing and deferral of such revenue. The increase in accounts payable was due to an increase in equipment purchases and construction costs for our DAS sites. The increase in other noncurrent liabilities was due to an increase in accrued expenses related to accrued sales taxes and accrued network costs for our DAS sites.

Cash Flows from Investing Activities.  Net cash used in investing activities increased by $46.1 million to $77.2 million in 2007 from $31.1 million in 2006. This increase in cash used in investing activities was primarily due to a $41.0 million higher use of cash for additions to construction in progress and network assets related to wireless operator contracts from 2006 to 2007. Sales of short-term investments, net of purchases, decreased by $4.4 million to cash used of $0.6 million in 2007 from cash provided by short term investments of $3.8 million in 2006.

Cash Flows from Financing Activities.  Net cash provided by financing activities was $43.4 million in 2007 as compared to a negligble amount in 2006. In 2007, we received $33.2 million of net proceeds from the issuance of Series C preferred stock, $10.0 million of proceeds from a revolving line of credit, and $0.2 million of proceeds from the exercise of stock options.

Credit Facilities

In November 2005, we entered into a $15.0 million revolving credit line, which was secured by substantially all of our assets. In February 2007, we borrowed $10.0 million against this credit line, which was repayable in November 2008. All additional draws against this credit line were subject to certain conditions, including restrictions on how we use the proceeds. In January 2008, we repaid the loan amount and canceled the credit line.

In January 2008, we entered into a credit line with United Commercial Bank and EastWest Bank, comprised of a $10.0 million revolving loan to secure letters of credit and bond deposits that are required by various municipalities and utilities and a $50.0 million term loan. The term loan bears interest at the prime rate plus 0.50% and the revolving loan bears interest at the prime rate minus 0.25%. Upon consummation of this offering, the applicable interest rate on the term loan will be reduced by 0.50%. As collateral for the credit line, we granted United Commercial Bank and EastWest Bank a first priority security interest in all of our intellectual property as well as all shares of our subsidiaries. Our current credit line places several restrictions on our business operations, including restrictions on our ability to: (1) sell parts of our business; (2) enter into a transaction that would result in a control change; (3) merge with or acquire other companies; (4) assume additional indebtedness; (5) pay dividends; and (6) enter into material transactions with our affiliates. In addition, we are required to maintain certain financial ratios: a quick ratio of at least 1.00 to 1.00, an adjusted debt ratio not greater than 4.50 to 1.00, and a fixed asset ratio not greater than 1.50 to 1.00. Our ability to draw on the term loan and revolving loan facilities expires in December 2008 and January 2010, respectively. If we draw on the term loan facility, the borrowed amounts must be repaid in 48 installments commencing in January 2009.

In connection with the January 2008 credit line, the Company issued warrants to purchase 225,921 shares of Series C convertible preferred stock at an exercise price of $13.279 per share. The warrants are fully vested and expire in January 2015. The warrants were valued based on the Black-Scholes option pricing model using the following assumptions: risk-free interest rate 2.75%, contractual life of 7 years, volatility of 53%, and no dividend yield. The fair value of these warrants of $1.7 million was recognized as a deferred financing cost and is being amortized to interest expense over the term of the facility. We recorded interest expense related to these warrants of $0.1 million in the three months ended March 31, 2008. The unamortized balance of the deferred cost is $1.6 million as of March 31, 2008. Future amortization of this deferred cost will be $0.3 million for the nine months ended December 31, 2008, $0.4 million in 2009, $0.3 million in 2010, $0.3 million in 2011 and $0.3 million in 2012. If there is no draw down from the term loan facility as of December 31, 2008, the remaining unamortized deferred financing cost of $1.1 million will be expensed immediately.

As of March 31, 2008, we have utilized $6.7 million of the revolving loan as collateral for completion bonds issued to municipalities and utilities in conjunction with DAS systems. As of March 31, 2008, we have not borrowed under the term loan. We do not have any indebtedness other than the credit line with United Commercial Bank and EastWest Bank.

Future Liquidity Requirements

We believe that our existing cash, cash equivalents, and marketable securities, together with the net proceeds to us from this offering and the incremental cash provided by our new credit line, will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months. Our future capital requirements will depend on many factors, including the extent of our DAS-system deployments, our ability to secure more commercial agreements with wireless operators, new features or services introductions, infrastructure investments, acquiring other companies, or any combination of the foregoing. To the extent that our existing cash, cash equivalents, marketable securities, the net proceeds to us from this offering and the incremental cash provided by our new credit-line facility are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us, or at all.

Contractual Obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments as of March 31, 2008.

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)

Operating lease obligations(1)	$780	$533	$247	—	—
Purchase obligations(2)	43,027	43,027	—	—	—

Total	$43,807	$43,560	$247	—	—

(1)	Represents operating leases that expire over various terms for office space.

(2)	Primarily represents unconditional purchase order commitments for DAS-system equipment.

We have adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. At March 31, 2008, we had a liability for unrecognized tax benefits of $0.2 million. Due to the uncertainties related to the underlying tax items, we are unable to make a reasonably reliable estimate if and when a taxing authority might require a cash settlement. Settling such amounts could require us to use working capital. Accordingly, such amounts have been excluded from the table above.

Stock-Based Compensation

The following table sets forth information regarding our stock option grants during 2006 and 2007 and the first three months of 2008:

	Number of		Fair Value Per
	Shares		Underlying	Fair Value Per
	Underlying	Exercise Price	Share as of	Option as of
Option Grant Dates	Options	Per Share ($)	Grant Date ($)	Grant Date ($)

January 5, 2006	180,000	0.60	0.60	0.37
March 29, 2006	101,000	0.60	0.60	0.37
May 31, 2006	200,000	0.60	0.60	0.37
July 26, 2006	60,000	0.60	0.60	0.38
September 20, 2006	5,000	0.60	0.60	0.37
November 15, 2006	25,000	0.60	0.60	0.38
January 10, 2007	10,000	0.60	0.60	0.35
March 8, 2007	55,000	0.60	0.60	0.35
April 18, 2007	625,000	0.79	0.79	0.46
May 30, 2007	43,500	0.79	0.79	0.46
August 7, 2007	526,500	0.79	4.35	3.80
September 12, 2007	22,500	2.78	4.35	2.91
November 15, 2007	142,500	2.78	4.35	2.87
January 22, 2008	255,500	5.45	5.45	2.91
March 12, 2008	6,000	5.45	5.45	2.78

Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and determined the fair value of our options at the grant date using the minimum value method.

At this time, we were at a very early stage in our development and in the execution of our business strategy. Our revenue for 2005 was $4.6 million, up less than 5% from 2004, the number of our active DAS sites was less than 200, and our accumulated deficit at December 31, 2005 was $14.4 million. During this period, we determined the deemed fair value per share of common stock for option grant purposes, primarily based on a discount to the most recent price of which we had sold preferred stock. We also considered a number of factors affecting the fair value of our common stock specifically, including the presence and magnitude of the aggregate liquidation and participation preferences of our preferred stock outstanding during these times. These preferences totaled $36.7 million at December 31, 2005. In addition, we discounted the deemed value to reflect the non-marketability of our common stock, and we assigned no probability to a prospective initial public offering. Although such an offering would both provide a market for the common stock and likely cause the automatic conversion of our preferred stock and consequent elimination of its overhanging liquidation preferences, our board believed the likelihood of such an event was remote for the foreseeable future at that time. Based upon these factors, we determined that the deemed fair value per share of our common stock was significantly less than the $2.96 price at which we had most recently sold preferred stock in July 2004 and February 2005, and for much of these periods and into fiscal 2007, ascribed a $0.60 per share fair value for common stock.

Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123(R). We adopted FASB Statement No. 123(R) using the prospective transition method, which requires us to apply its provisions only to stock-based awards granted, modified, repurchased, or cancelled on or after the adoption date. For grants on or after the adoption date, we selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of highly subjective and complex assumptions to determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite vesting period on a straight-line basis in our consolidated statements of operations, reduced for estimated forfeitures. FASB Statement No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

In determining the fair value per share of our common stock for purposes of FASB Statement No. 123(R), we consider a variety of objective and subjective factors, including:

•	estimates of enterprise value based on a review of relevant company, industry and market factors, including comparisons of multiples of operating results metrics for comparable publicly traded companies;

•	our then-current financial condition and historical results of operations for recent periods;

•	forecasts of our future financial results;

•	forecasts of market events in and conditions affecting the wireless communications industry in general and our business and markets in particular;

•	the status of strategic initiatives to increase the target market for our products;

•	the prices at which our preferred stock had been sold to outside investors in arms’-length transactions;

•	the rights, preferences and privileges of our outstanding preferred stock in comparison to those of our common stock, with particular focus, as before, on the aggregate liquidation preferences of the preferred stock;

•	the fact that the shares of common stock underlying the option grants continued to be illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event for our common stock, such as an initial public offering or sale of the company, in light of prevailing market conditions and our relative financial condition at the time.

In addition to the foregoing, in connection with some of the significant option grants since January 1, 2006, we conducted a more rigorous valuation analyses as of and contemporaneously with March 31, 2006, April 18, 2007, August 31, 2007, and January 22, 2008. These analyses used a combination of methods to estimate our enterprise value at each such date, including:

•	A discounted cash flow model, which derives our enterprise value based on our projected future net free cash flows, discounted at an appropriate risk-adjusted rate of return for the time value of money and risks associated with our business and achieving our financial forecasts;

•	A comparative analysis of publicly traded companies, which values minority interest shares in a private company by comparing the private companies operating results metrics to those of comparable publicly traded companies to determine appropriate multiples to apply to our financial measures and then discount them for the lack of marketability for the private company shares; and

•	A comparative transaction method, which derives indications of fair value from the multiples of operating results metrics represented by purchase prices in recent mergers and acquisitions of target companies operating in the wireless communications industries.

As a basis for each such method, we prepared financial forecasts for each valuation date based on assumed revenue growth rates that took into account our past experiences and operating results and our expectations of future performance at that time. The analyses also considered the then-current lack of liquidity for shares of our common stock, as well as the probabilities and possible timing of potential liquidity events, including an initial public offering, based on then-current plans and estimates by our board and management.

For grant dates not close in time to the dates of these more rigorous analyses, our board determined the fair value of our common stock primarily through consideration of the other factors set forth above, as well as any subsequent significant events or changes in our business, markets and the wireless communication industries generally that would affect our enterprise value or the deemed fair value of our common stock, or otherwise make it inappropriate to continue to give weight to the most recent valuation analysis.

As to specific option grants and valuation determinations, from January 1, 2006 through March 31, 2008, the deemed fair value per share of our common stock increased from $0.60 to $5.45. This increase is generally attributable to the continued growth of our company, business and prospects during this period. In addition, the following factors and events influenced the board’s fair value determinations and our stock-based compensation expense.

•	Prior to the quarter ended June 30, 2007, conditions in our business and markets had remained relatively stable, without significant negative events that our board believed detracted from our estimated enterprise valuation.

•	In the quarter ended June 30, 2007, we signed a customer contract that resulted in orders for 2,000 DAS sites to be built and deployed over the following 18 months. At that time, we had only approximately 1,000 operational DAS sites. During the succeeding quarter, we evaluated the effect on our enterprise valuation of both the receipt of these DAS site orders and the activities and efforts necessary to complete their construction and deployment. Given both the potential benefits and the potential challenges from this contract, our board determined at that time that no change in the fair value of our common stock was warranted.

•	In connection with the preparation of our financial statement for the year ended December 31, 2007, and with the benefit of hindsight and more complete analyses of events in our business that occurred in the second half of 2007, as well as the results of the August 31, 2007 numerical valuation analysis, we examined the contemporaneous fair value determinations for the most recent previous option grants. As a result of this examination, we determined to record additional compensation expense for GAAP purposes for the options granted during the latter half of 2007 reflecting the difference between the contemporaneously determined fair values and $4.35 per share.

•	In the quarter ended December 31, 2007, we sold approximately 2.5 million shares of our Series C preferred stock at $13.279 per share for net proceeds of $33.1 million. In the subsequent quarter, we entered into a $60.0 million credit facility. The enterprise value implied by the preferred stock financing, along with the additional capital resources provide by the financing and the credit facility, caused us to increase the deemed fair value of our common stock to $5.45 per share.

•	Throughout this period, as during the period prior to January 1, 2006, the board considered the preferential rights of all series of our outstanding preferred stock, which are convertible into common stock on a one-for-one basis at the option of the holder or automatically upon the closing of an initial public offering meeting certain criteria.

•	Generally, as our estimated enterprise value has increase, our board has progressively decreased the weighting given to the rights and preferences of our preferred stock in the determination of the fair value of our common stock.

Recent Accounting Pronouncements

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), Business Combinations and FASB Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements — an amendment of ARB No. 51. FASB Statement No. 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FASB Statement No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. FASB Statement No. 141(R) and FASB Statement No. 160 are effective for us beginning January 1, 2009. Early adoption is not permitted. We are evaluating the impact of FASB Statement No. 141(R) and FASB Statement No. 160 on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP No. FAS 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently assessing the impact that FSP No. FAS 142-3 will have on our results of operations, financial position, or cash flows.

On May 9, 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. FASB Statement No 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities. FASB Statement No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Any effect of applying the provisions of FASB Statement No. 162 is to be reported as a change in accounting principle in accordance with FASB Statement No. 154, Accounting Changes and Error Corrections. We will adopt FASB Statement No. 162 once it is effective and is currently evaluating the effect that the adoption will have on its condensed consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest-Rate Risk

Our primary interest-rate risk is associated with our revolving credit line. We have no outstanding balance on our revolving credit line at March 31, 2008. The revolving loan carries an interest rate equal to the prime rate minus 0.25%, and term loan carries an interest rate equal to the prime rate plus 0.50%.

We have short-term investments that are subject to interest-rate risk that may impact the return on those investments. We do not expect our operating results, financial condition, or cash flows to be materially affected by changes in market interest rates.

Fair Value of Financial Instruments

We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly-liquid investments purchased with a remaining maturity of three months or less. We do not use derivative financial instruments for speculative or trading purposes.

BUSINESS

Overview

We are a leading provider of innovative wireless infrastructure solutions that enhance network coverage, capacity, and performance for wireless carriers in the United States. We provide these wireless solutions by designing, permitting, building, operating, and managing distributed antenna systems, or DAS systems. We deploy our DAS systems by attaching discrete radio-frequency equipment to existing public-right-of-way infrastructure, such as utility poles and street lights. We use the term DAS site to refer to each particular right-of-way location to which we attach the radio-frequency equipment. We connect our DAS sites to a wireless carrier’s network using our high-capacity fiber-optic cables. We have legally-enforceable rights under the Telecommunications Act of 1996 to attach fiber and equipment to our DAS sites on fair, reasonable, and non-discriminatory terms in 31 states. We effectively deploy our DAS systems in areas where zoning restrictions, space constraints, local community resistance, or topographic barriers might otherwise delay, restrict, or prevent building or expanding traditional wireless sites, such as towers and rooftop sites. In these areas, we can precisely, quickly, and uniformly deploy our DAS sites to improve network coverage, capacity, and performance for our wireless carrier customers, and thereby provide a more compelling solution than traditional wireless sites.

We generate revenue through our long-term customer contracts, typically with 10-year to 15-year terms, with wireless carriers, including AT&T Mobility, Cricket/Leap Wireless, MetroPCS Wireless, Sprint-Nextel, and Verizon Wireless. Under these contracts, we receive initial payments and, for each operational DAS site, monthly payments over the entire contract term. We use the initial payments to partially pay for our DAS-system deployments. With monthly payments and long-term customer contracts, our business has been characterized by predictable revenue and operating cash flows. In 2007, we generated total revenue of $14.2 million, representing an increase of 113% from our 2006 total revenue of $6.7 million. During 2007, our operational DAS sites increased from 554 to 1,263, while our under-construction DAS sites increased from 419 to 2,771. As of March 31, 2008, we had a total of 1,340 operational DAS sites, along with 3,022 under-construction DAS sites. As of March 31, 2008, our revenue backlog, which we define as unrecognized revenue that we expect to recognize over the remaining term of our customer contracts, was approximately $645 million. Although we believe that our revenue backlog may provide an indication of the revenue that may be recognized over future periods, we cannot assure you that all of such amount will actually be recognized or as to the actual periods over which we will recognize such revenue.

DAS Market

Over the past several years, both wireless subscribers and wireless capacity demand have grown substantially in the United States. According to the CTIA — The Wireless Association, a non-profit membership organization of wireless industry companies, the 109.5 million total U.S. wireless subscribers in December 2000 grew to 255.4 million by December 2007, which represents an approximately 13% compound annual growth rate. During that same time period, bandwidth demand, as measured by voice-minutes-of-use or MOUs, increased from 533.8 billion MOUs to 2.1 trillion MOUs, which represents an approximately 22% compound annual growth rate. Similarly, annualized wireless data revenues increased from approximately $211 million in 2000 to approximately $23 billion in 2007, which represents a more than 95% compound annual growth rate. Historically, traditional wireless sites, primarily wireless tower sites, have provided the coverage and capacity infrastructure to support this substantial wireless demand growth. For example, from 2000 to 2007, the total number of traditional U.S. wireless sites increased by an approximately 11% compounded annual growth rate — from 104,288 to 213,299 traditional wireless sites.

We expect demand for wireless services and capacity to continue to grow. In its March 2008 report, International Data Corporation, or IDC, an independent market research firm, predicts that total U.S. wireless subscribers will grow from 256 million in 2007 to 320.2 million by 2012, representing a 4.6% compound annual growth rate. IDC also forecasts that total United States wireless service revenue will grow from $152 billion in 2007 to $185 billion in 2012, representing a 4.0% compound annual growth rate. IDC expects that increased individual wireless subscriber usage, along with aggregate increases in wireless subscriber numbers, will drive this growth. IDC also predicts that, by 2012, wireless data revenues will grow to nearly $50 billion, representing about 15% compound annual growth rate, due to increasing demand for wireless messaging, data, music, and video applications, which will be partly facilitated by new 3G and 4G network deployments.

We expect that wireless carriers will be required to satisfy these demand increases by building substantial numbers of new wireless sites. In addition, wireless carriers invested $33 billion in the recently concluded wireless spectrum Auction 66 and Auction 73 conducted by the Federal Communications Commission, or FCC. The FCC requires the auction winners to commit to a wireless deployment schedule, which we expect will require new wireless network infrastructure capability and capacity. We intend to actively pursue these opportunities for our DAS systems.

Competitive Strengths and Benefits of Our DAS Systems

Since our inception seven years ago, we have focused entirely on developing and refining complex DAS-site design, implementation, and operation techniques. We believe that we have the most industry experience in DAS systems. Our expertise in deploying our DAS systems offers meaningful benefits and advantages to wireless carriers who want to deploy new networks or to improve existing network coverage, capacity, and performance. Our DAS systems provide our customers with the following benefits:

Coverage in Areas that Cannot Be Accessed through Traditional Wireless Sites.  Many of the most desirable traditional wireless sites are fully occupied by existing wireless carrier tenants. In addition, many areas that are affected by poor wireless coverage, capacity, or performance are difficult or impossible to access by traditional wireless sites due to zoning restrictions for, the space required for, or the high cost associated with constructing wireless towers and rooftop sites in these areas. The widespread availability of utility poles and street lights and our ability to obtain public right-of-way access allow our DAS sites to overcome the zoning, cost and scarce-availability issues usually associated with building traditional tower and rooftop sites.

Faster Time-To-Market.  We can accelerate our customers’ network deployment times relative to traditional wireless sites due to: (1) our operating subsidiaries’ legally-enforceable rights as competitive local-exchange carriers under the Telecommunications Act, which allows us to access public rights-of-way infrastructure without the time constraints and complexity of satisfying challenging zoning requirements; (2) our hundreds of existing contractual agreements with various municipalities and utilities for access to public rights-of-way; and (3) our existing installed base of high-capacity fiber-optic cable in multiple metropolitan areas, including nine of the top ten metropolitan statistical areas in the United States. In areas where we have a pre-existing installed DAS system, we can deploy additional DAS systems and add additional carriers even more quickly and efficiently.

Increased Spectrum Efficiency.  Wireless carriers serve their customers using a fixed allocation of spectrum licensed from the FCC and by re-using that spectrum in multiple geographic areas. Wireless carriers that are spectrum-constrained, particularly in densely-populated metropolitan areas, traditionally have dealt with this limitation by increasing the number of wireless sites in a given geographic area, and by decreasing the height of those wireless sites to reduce interference among the sites. This approach substantially increases their overall cost and deployment time. Our DAS systems can provide a more effective alternative to traditional wireless sites due to the height and density of public-rights-of-way infrastructure, which allows wireless carriers to more efficiently utilize their spectrum assets.

Uniform and Precise Coverage.  We design and deploy DAS systems that use the widespread availability of utility poles and street lights to uniformly cover an entire area with no coverage gaps. This provides our wireless carrier customers uniform network coverage, capacity, and performance that is not always possible using traditional wireless sites, such as towers and rooftops. In addition, wireless carriers can deploy a DAS system to precisely target an area within the carrier’s network that is currently experiencing coverage gaps or is subject to capacity constraints. High demand for wireless services often occurs in geographic areas that have buildings, terrain, and other physical obstructions, which can significantly degrade or restrict coverage provided by traditional wireless sites. Our DAS systems can be deployed precisely where they are needed to work around these topographic barriers.

Our Strategy

We intend to maximize sustainable long-term growth in stockholder value by pursuing the following strategies:

Increase Business From Existing Customers And Seek New Customer Relationships.  We currently have relationships with the following five national wireless carriers: AT&T Mobility, Cricket/Leap Wireless, MetroPCS Wireless, Sprint-Nextel, and Verizon Wireless. We intend to aggressively pursue additional sales opportunities with our existing customers. We also intend to actively market our DAS solutions to other wireless carriers and other telecom and media companies.

Leverage Existing DAS Infrastructure.  We design and build DAS systems upon receiving firm orders and signing long-term contracts with our customers. Once a DAS system has been built, we can add multiple customers to that DAS system more quickly and more efficiently than an initial DAS-system deployment. We intend to leverage our large base of installed fiber capacity to add additional carriers to our existing DAS systems. Currently, we use approximately 25% of the available capacity on our existing fiber-optic cable infrastructure. We also intend to market our DAS infrastructure for emerging wireless technologies, such as WiMAX, LTE, and Mobile TV. We are able to support these emerging wireless technologies because our platform is technology-neutral.

Expand Geographic Presence.  We intend to negotiate agreements to establish public right-of-way access with additional municipalities, utility companies, and others. We believe that expanding our regulatory authorizations will help us deploy our DAS systems more quickly in new geographic areas.

Our DAS Systems

Traditionally, wireless carriers have built their networks using base-station equipment and antennas, which are located at each individual zoned wireless tower site or building rooftop site. With our DAS systems, we do not require base stations at each DAS site, and we do not require site-specific zoning. Instead, we build our DAS sites utilizing existing right-of-way infrastructure, such as utility poles, traffic lights, and city lamp posts. We then inter-connect our DAS sites to the customer’s centralized base station, or group of base stations, using a high bandwidth fiber-optic connection.

Using public infrastructure as a substitute for traditional wireless sites, our DAS sites can offer comparable or, in certain circumstances, better wireless coverage, capacity, and performance, as compared to traditional wireless solutions. Our DAS-site equipment is smaller than traditional wireless base station equipment and is typically faster to build and deploy. In addition, each of our DAS sites is relatively less obtrusive and more aesthetically pleasing than a traditional wireless site.

A typical NextG DAS system’s architecture and components are shown below.

Each of our DAS sites consists of an optical-to-electrical converter, a radio frequency transceiver, and one or more radiating antennas. Using a broad-band fiber network, we inter-connect multiple DAS sites to a centralized location where the optical signals are converted to electrical signals and delivered to the wireless operators’ network. In many cases, one or more wireless service providers locate groups of base station equipment in this centralized location to provide multiple services, protocols, and frequency bands to the remote DAS-site locations. The industry often refers to this centralized location as a “base-station hotel.” Significantly, we can transport all services, bands, and capacity over our broad-band fiber network to the base-station hotel, which we believe is an important DAS-system benefit. Also, by co-locating multiple base stations at one single base-station hotel, wireless carriers can realize cost efficiencies by consolidating all of the required backhaul traffic into one single high-bandwidth backhaul connection. Furthermore, with the base-station-hotel model, wireless carriers can better maintain base-station equipment because the equipment is located in a single and secure location. As an alternative to the base-station hotel, a wireless carrier’s base-station equipment can be maintained at the wireless carrier’s existing cell site or switch location. In this manner, the wireless carrier can leverage its existing cell-site assets to also serve the corresponding DAS system, which can give the wireless carrier attractive cost-efficiencies.

Our Customers

Most of our revenue has come from a small number of customers. Our primary customers include AT&T Mobility, Cricket/Leap Wireless, MetroPCS Wireless, Sprint-Nextel, and Verizon Wireless. We expect that a limited number of large customers will continue to comprise a very large percentage of our revenue each quarter and each year. In 2007 and three months ended March 31, 2008, Sprint-Nextel, Cricket/Leap Wireless, and MetroPCS accounted for approximately 90% of our total revenue. In 2005 and 2006, Sprint-Nextel accounted for 92% and 87%, respectively, of our total revenue. Since our inception, sales to our five largest customers have accounted for nearly 100% of our total revenue each year.

We generally sell our customized services to our wireless-carrier customers under master services agreements, under which multiple orders can be placed throughout the agreement’s term. We have master services agreements with AT&T Mobility, Cricket/Leap Wireless, MetroPCS Wireless, and Sprint-Nextel. With our other customers, we sell our services under separate customer contracts that are negotiated for each particular DAS-system deployment. Our customer contracts and associated orders establish the DAS-system location, size, design, deployment process, performance standards, costs, payment terms, estimated completion date, and cross-indemnification obligations.

Sales and Marketing

We sell our services primarily through direct communication between our sales team and wireless carriers. Our engineering team works closely with our sales team and customers to develop technical proposals and to design systems that satisfy customer requirements. Our sales organization works with the wireless carriers’ corporate headquarters and regional offices to identify customer needs and to propose our customized services as a potential solution. Our sales force focuses a majority of its efforts on developing new business opportunities.

In implementing our sales strategy, we divide the country into six sales regions and assign sales managers to each region. Our sales managers develop business relationships with customer decision-makers at the market level within customer RF engineering and site development departments. This activity includes providing information about our products and services, as well as information about technical solutions to carrier coverage and capacity challenges.

Our executives work closely with our sales team at all customer management levels and meet regularly with key corporate, regional, and local customer decisions-makers to enhance and promote our DAS systems.

Competition

The DAS market is competitive and continually evolving. We focus on the following competitive market factors to maintain and grow our market share:

•	cost-efficient DAS-system deployment, support, and maintenance;

•	DAS-site availability including the ability to obtain multiple municipal and utility agreements;

•	DAS-system performance and reliability;

•	technological expertise and intellectual property protection;

•	relationships with service providers;

•	compliance with industry standards and certifications;

•	size and financial stability of operations; and

•	ability to scale DAS-system implementation.

Our competitors include large, profitable, well-capitalized, and well-financed public and private companies, as well as a number of smaller private companies and new market entrants. Because the DAS-system market is rapidly evolving, additional competitors with significant financial resources may enter the DAS markets and further intensify competition.

Some of our competitors have longer operating histories and significantly greater financial, technical, marketing, and other resources than us. As a result, some of these competitors may choose to devote greater resources to developing, promoting, selling, and supporting their products. In addition, competitors that have larger market capitalizations or cash reserves may be better positioned than us to acquire other companies, and to gain new technologies or products that may displace ours. Industry consolidation could intensify competitive pressures on us because these consolidated competitors may have longer operating histories and significantly greater financial, technical, marketing, and other resources than we have.

We believe that we compete favorably with respect to many of the factors listed above. However, we cannot be certain that our DAS-systems will continue to compete favorably or that we will continue to be successful with increasing competition from our existing competitors or new companies entering our market.

Intellectual Property

We currently hold nine issued U.S. patents and 20 issued foreign counterparts, and we also have a number of patent applications pending in the U.S. and in certain foreign jurisdictions. These issued patents and pending patent applications relate to distributed antenna systems, base-station hotels, optical multiplexing for RF-over-fiber transport, and automatic bandwidth switching and provisioning. Over time, all of our patents will expire, and one of our important patents, U.S. patent 5,682,256, will expire in 2009.

Government Regulation

We are subject to varying degrees of federal, state, and local regulation. To build a DAS system, we must first have acquired the necessary governmental authorizations to attach fiber-optic cable, radio amplifiers, and antennas to utility poles, street lights, underground conduit routes, or other public-right-of-way infrastructure. This process begins with becoming accredited as a CLEC or similar designation under applicable state rules and regulations. In the applicable state, this accreditation gives us essential status and rights as a telecommunications carrier under the Telecommunications Act, as well as giving us the right to conduct business as a certified utility under state law. Typically called a certificate of public necessity and convenience, this accreditation allows us to negotiate access rights on fair, reasonable, and non-discriminatory terms with municipalities and utilities. Through our subsidiaries, we are a registered CLEC in 31 states.

Employees and Contractors

As of March 31, 2008, we had a total of 69 employees, all of whom are employed in the United States. In the United States, we also have engaged 20 consultants on a contract basis, and 68 project contractors on a contract basis to help locally supervise and manage DAS-system design, construction, and deployment. None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our principal executive offices are located at 2216 O’Toole Avenue, San Jose, California. These offices consist of approximately 13,550 square feet. The lease for our principal executive offices expires in July 2010. In addition, under various leases that expire between July 2008 and August 2009, we lease approximately 30,000 square feet of space for our New York implementation facility, approximately 6,250 square feet for our Boston implementation facility, approximately 3,500 square feet of space for our Philadelphia implementation facility, approximately 1,650 square feet of space for our greater Los Angeles area implementation facility, and approximately 2,500 square feet of space for our New York housing facility.

We believe that our existing properties are in good condition and are sufficient and suitable to conduct our business. As our existing leases expire and as we continue to expand our operations, we believe that suitable space will be available on commercially reasonable terms.

Legal Proceedings

In the ordinary course of our business, we are regularly involved in litigation and other legal proceedings. We expect to continue to be involved in litigation and other legal proceedings in the ordinary course of our business. We cannot predict any legal proceeding results with any degree of certainty, but the results could have a material adverse effect on our business. Regardless of the outcome, legal proceedings can adversely affect us because of substantial legal fees, potential judgments against us, meaningful management distraction, potentially negative effects on our reputation, and other factors.

We have previously been involved in, and we are currently involved in, patent infringement litigation that we have initiated against others. Whether or not successful, patent infringement cases can be very expensive, time-consuming, and distracting for management. Additionally, any such patent infringement litigation could fail, could result in counterclaims against us, or could result in our patents being invalidated.

Even if successful, patent infringement remedies could be very limited and may not justify the cost, time, effort, and distraction required to prosecute the case.

As CLECs, our operating subsidiaries are entitled to access certain public-rights-of-way under the Telecommunications Act. To enforce our rights under the Telecommunications Act in recent years, we have been involved in a significant amount of actual and threatened litigation, most of which has been initiated by us. Prosecuting or defending these lawsuits may divert our management’s attention, and we may incur significant expenses by participating in these lawsuits.

Currently, we are involved in the following legal proceedings:

In March 2008, we filed a patent-infringement lawsuit against NewPath Networks, Inc. in the United States District Court for the Northern District of California. In our complaint, we allege that NewPath is and has been infringing our U.S. patent 5,682,256. In May 2008, NewPath answered our complaint by denying infringement, by challenging our patent’s validity, and by making certain business-tort counter-claims against us. We believe that NewPath does infringe on our patent, that our patent is valid, and that NewPath’s counter-claims lack merit. We will continue to vigorously prosecute our claims against NewPath, and we will vigorously defend against NewPath’s counter-claims. If we lose this case, then our patent could be invalidated, and we may be required to pay significant damages.

In December 2007, we filed a lawsuit against the City of Huntington Beach, California in the United States District Court for the Central District of California. In our complaint, we alleged that Huntington Beach’s “Wireless Permit Ordinance,” along with related City Municipal Code provisions, violated our rights under the Telecommunications Act, and we sought declaratory relief and injunctive relief. In two separate injunction orders, the district court granted our preliminary injunction request against the Huntington Beach ordinance. In response, the city subsequently appealed the district court’s rulings to the Ninth Circuit Court of Appeals. We intend to vigorously defend the district court’s ruling, and to continue vigorously prosecuting our claims against the city.

After the federal district court granted our injunction requests against the City of Huntington Beach, California as described above, the city filed an April 23, 2008 complaint against us with the California Public Utilities Commission. Huntington Beach’s complaint seeks to attack our authority to operate in California. We believe that Huntington Beach’s complaint also lacks merit, and we expect to vigorously defend against Huntington Beach’s complaint.

In April 2007, the California Public Utilities Commission granted our application for full-facilities-based construction authority. At the same time, the California Public Utilities Commission ordered an investigation to determine whether certain of our past projects in California violated our previous limited-facilities-based construction authority, whether we had failed to fully disclose the nature of our construction activities to the California Public Utilities Commission, and, if so, whether any penalty should be assessed. We do not believe that any investigation will determine that we made any material mistakes or any mistakes that warrant meaningful penalties, and we intend to vigorously defend ourselves in any such investigation or in any such enforcement action. As of March 31, 2008, this investigation has not yet resulted in any California Public Utilities Commission enforcement proceedings.

In February 2005 and in February 2008, we filed two separate lawsuits against the City and County of San Francisco in the United States District Court for the Northern District of California. In our complaints, we alleged that certain San Francisco city ordinances and requirements violate our rights under the Telecommunications Act, and we sought declaratory relief, injunctive relief, and monetary damages. In June 2006, the district court granted our summary judgment motion in our first case for declaratory and injunctive relief. In July 2006, the city appealed the district court’s ruling in the first case to the Ninth Circuit Court of Appeals. We intend to vigorously defend the district court’s ruling in the first case. In the second case, we challenged the city’s new city ordinance in light of the district court’s ruling in the first case, and we have now filed a motion for judgment on the pleadings in the second case. In response, the city has now filed a summary judgment motion in the second case. As of March 31, 2008, both motions remain pending. We intend to continue vigorously prosecuting our claims against the city.

In December 2003, we filed a lawsuit against the City of New York in the United States District Court for the Southern District of New York. In our complaint, we alleged that certain New York City ordinances and regulatory requirements violated our rights under the Telecommunications Act, and we sought declaratory relief, injunctive relief, and monetary damages. In March 2006, the federal district court ruled that the Telecommunications Act does not apply to the relevant New York City ordinances and regulatory requirements, denied our summary judgment motion, and granted the city’s summary judgment motion. In December 2006, we appealed the district court’s ruling to the Second Circuit Court of Appeals. In January 2008, the appellate court reversed the district court’s ruling dismissal of our claim for declarative and injunctive relief and remanded those matters to the district court. The appellate court affirmed the dismissal of our claim for damages. Based on the appellate court decision, we expect to amend our original complaint, and, as the district court schedules further proceedings, we intend to vigorously prosecute our claims.

We cannot predict with any degree of certainty how any of these pending legal proceedings will be resolved or how any particular resolution might impact our business. However, adverse results in one or more of these pending legal proceedings could have a material adverse effect on our business.

For the foreseeable future, we expect that we will continue to be involved in extensive legal proceedings. The timing, nature, effect, and seriousness of any such proceedings are impossible to predict, but they could adversely affect our business, operating results, financial condition, cash flows, or business prospects.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of May 31, 2008, are listed below:

Executive Officers and Directors	Age	Position(s)

John B. Georges	42	President, Chief Executive Officer, and Chairman
Randall I. Bambrough	52	Chief Financial Officer
David M. Cutrer	38	Chief Technology Officer and Director
Lawrence R. Doherty	56	Senior Vice President, Corporate Development
Todd K. Schultz	49	Senior Vice President, Operations
Robert L. Delsman	54	Vice President, Government Relations and Regulatory Affairs
Hab Siam	38	General Counsel and Corporate Secretary
Scott S. Chou	44	Director
Scot B. Jarvis	47	Director
Joshua G. Revitz	30	Director
David B. Walrod	42	Director

John B. Georges is one of our co-founders, and he has been our president, chief executive officer and chairman since co-founding NextG in April 2001. Before co-founding NextG, Dr. Georges co-founded LGC Wireless, a provider of in-building wireless coverage systems, which was subsequently acquired by ADC Telecommunications. From June 1996 to February 2001, Dr. Georges served LGC in senior-level executive positions in business development, sales, and engineering. Dr. Georges received his Ph.D. in electrical engineering from the University of California at Berkeley.

Randall I. Bambrough has been our chief financial officer since May 2008. From March 2001 to January 2007, Mr. Bambrough was Chief Financial Officer at InterVideo, Inc., a DVD software provider. InterVideo was acquired by Corel Corporation in December 2006. From December 2000 to March 2001, Mr. Bambrough was Vice President of Finance at Optibase Ltd., a provider of digital media transmission devices. Mr. Bambrough earned a B.S. in business management from Brigham Young University, another B.S. in accounting from Weber State University, an M.B.A. from Utah State University, and an Executive Doctor of Management from Case Western Reserve University.

David M. Cutrer is one of our co-founders, and he has been our chief technology officer and one of our directors since co-founding NextG in April 2001. Before co-founding NextG, Dr. Cutrer co-founded LGC Wireless, a provider of in-building wireless coverage systems, which was subsequently acquired by ADC Telecommunications. From June 1996 to February 2001, Dr. Cutrer served LGC in several senior-level executive roles, including chief technology officer and vice president of engineering. Dr. Cutrer is a recognized expert on microcellular communications systems and holds multiple patents in the field. Dr. Cutrer received his Ph.D. and his M.S. in electrical engineering from the University of California at Berkeley, and he received his B.S. in electrical engineering and applied physics from the California Institute of Technology.

Lawrence R. Doherty has been our senior vice president of corporate development since February 2008. From February 2006 to February 2008, Mr. Doherty was our vice president of corporate development. Before joining us, Mr. Doherty served as director of national property and director of national site development for Sprint PCS from November 1999 to October 2005.

Todd K. Schultz has been our senior vice president of operations since February 2008. From October 2006 to February 2008, Mr. Schultz was our vice president of operations. Before formally joining us, from 2001 to October 2006, Mr. Schultz provided professional consulting services to us and to various other technology-based clients. From 1998 to 2001, Mr. Schultz held senior-level positions with Navisite, a data center and hosting infrastructure company. Mr. Schultz received his B.S. in mechanical engineering from California State University at Chico.

Robert L. Delsman has been our vice president of government relations and regulatory affairs since December 2003, and he joined NextG as a senior director in February 2002. From June 1996 to February 2001, Mr. Delsman was senior director of government relations and network real estate for Metricom, Inc. Before that, Mr. Delsman practiced real estate law at Lillick & Charles from 1989 to 1995 and at Crosby, Heafey, Roach & May from 1995 to 1996. Mr. Delsman received his B.A. in classics and philosophy from Gonzaga University, his M.A. Oxon. in Literae Humaniores from Oxford University, and his J.D. from Hastings College of the Law (University of California).

Hab Siam has been our general counsel and corporate secretary since March 2007. Before joining NextG, Mr. Siam was our primary outside corporate lawyer from April 2001 to March 2007. From July 2003 to March 2007, Mr. Siam operated his own private legal practice. From February 2000 to July 2003, Mr. Siam was a corporate attorney with Wilson Sonsini Goodrich & Rosati. From June 1996 to January 2000, Mr. Siam was a litigation and corporate attorney with Kirkland & Ellis. Mr. Siam is a member of the California State Bar and the Illinois State Bar, and he received an A.B. in economics and political science from the University of Illinois at Champaign/Urbana and a J.D. from Indiana University at Bloomington.

Scott S. Chou joined our board of directors in August 2001. Mr. Chou has been a general partner at Gabriel Venture Partners since October 2000. Previously, Mr. Chou entered the venture capital industry in 1997 as a Kauffman Fellow after 10 years of technology entrepreneurship. Mr. Chou received his B.S. in electrical engineering with honors from the California Institute of Technology, his M.S. in computer science from Harvard University, and his M.S. in engineering from Stanford University.

Scot B. Jarvis joined our board of directors in June 2007. Mr. Jarvis has been a venture partner with Oak Investment Partners since May 2003. In 1997, Mr. Jarvis co-founded Cedar Grove Partners, LLC, an investment partnership, and he is currently Cedar Grove’s managing member. Mr. Jarvis was an early investor in what is now Kratos Defense Systems, and he has served on its board of directors for over 10 years. Additionally, Mr. Jarvis was a co-founder of and investor in Cricket, a subsidiary of Leap Wireless International, Inc., and he served on Leap’s board of directors from 1998 to 2002. Before co-founding Cedar Grove, Mr. Jarvis served as a senior executive of Eagle River, Inc., the investment firm for Craig McCaw. While at Eagle River, Mr. Jarvis founded Nextlink Communications on Mr. McCaw’s behalf, served as Nextlink’s president, and served as a regional president for Nextel Communications, and was on Nextlink’s board of directors and Nextel’s board of directors until 1996. From 1985 to 1994, Mr. Jarvis served in several executive capacities at McCaw Cellular Communications until McCaw Cellular was sold to AT&T. Mr. Jarvis also serves on the corporate boards of Kratos Defense and Security Solutions, Inc., Wavelink Corporation, Visto Corporation, and Slingshot Sports. Mr. Jarvis received his B.A. in business administration from the University of Washington. Mr. Jarvis has been named as a defendant in two actions against certain current and former directors and officers of Leap Wireless International, Inc. filed by American Wireless Group, LLC, or AWG. The litigation alleges, among other things, that the defendants made false or misleading statements to induce AWG and other individuals to purchase Leap shares. The defendants deny the allegations. Leap filed for a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in April 2003 after Mr. Jarvis ceased to be a Leap director. Mr. Jarvis has been named as a defendant in securities class action and derivative litigations filed in 2004 and 2007 in state and federal courts in San Diego, California against Kratos Defense and Security Solutions, Inc. The allegations in the 2004 actions involve the restatement of financial statements by Kratos, and the 2007 actions involve allegations of stock option back-dating. All cases are in their preliminary phases and all of the defendants deny the allegations. None of these proceedings involves us.

Joshua G. Revitz joined our board of directors in May 2006. Mr. Revitz has been a vice president of Bay Harbour Management, LC since July 2001. Mr. Revitz received his B.A. in economics from Tufts University.

David B. Walrod joined our board of directors in July 2004. From April 1999 to June 2007, Mr. Walrod was a general partner with Oak Investment Partners. Mr. Walrod received his B.A. in physics from the University of California at Berkeley, his Ph.D. in solid state physics from the Massachusetts Institute of Technology, and his J.D. from Harvard Law School.

Our board elects our executive officers, and our executive officers serve at our board’s discretion. There are no family relationships among any of our directors or executive officers.

Board of Directors

Our board currently consists of six members. Our bylaws permit our board to establish by resolution the authorized number of directors, and six directors are currently authorized.

Immediately after this offering, our board will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the class of directors whose term then expires will be elected for three-year terms. Our board has been divided among the three classes as follows:

•	Class I will consist of and , and their terms will expire at the annual stockholder meeting to be held in 2009,

•	Class II will consist of and , and their terms will expire at the annual stockholder meeting to be held in 2010, and

•	Class III will consist of and , and their terms will expire at the annual stockholder meeting to be held in 2011.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as practiable, each class will consist of one-third of the directors. This board classification may delay or prevent changes in control of our company.

Director Independence

Our board has determined that, with the exception of John B. Georges and David M. Cutrer, all of its current members are “independent directors,” as that term is defined in the Nasdaq listing standards.

Board of Directors Committees

Our board has an audit committee, a compensation committee, and a nominating and governance committee, each of which will have the composition and responsibilities described below following this offering’s completion.

Audit Committee

Our audit committee is comprised of          ,          , and          , each of whom is a non-employee director.          is our audit committee chairman. Our board has determined that each audit committee member meets the requirements for independence under the current requirements of the Nasdaq Stock Market and SEC rules and regulations. Our board has also determined that          is an audit committee financial expert, as defined in SEC rules. The audit committee is responsible for, among other things:

•	providing oversight of our accounting and financial reporting processes and the audit of our financial statements;

•	assisting the board in oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications, independence and performance, and (4) our internal accounting and financial controls; and

•	providing the board such information and materials as it may deem necessary to make the board aware of significant financial matters that require the attention of the board.

Compensation Committee

Our compensation committee is comprised of          ,          , and          , each of whom is a non-employee director.          is our compensation committee chairman. Our board has determined that each compensation committee member meets the requirements for independence under the current requirements of the Nasdaq Stock Market, the non-employee director definition of Exchange Act Rule 16b-3, and the outside director definition of Internal Revenue Code Section 162(m). The compensation committee is responsible for, among other things:

•	providing oversight of our compensation policies, plans and benefits programs;

•	assisting the board in discharging its responsibilities relating to (1) oversight of the compensation of our chief executive officer and other executive officers, including officers reporting under Exchange Act Section 16, and (2) approving and evaluating our executive officer compensation plans, policies and programs; and

•	assisting the board in administering our equity compensation plans for our employees.

Nominating and Governance Committee

Our nominating and governance committee is comprised of          ,          , and          , each of whom is a non-employee director.          is our nominating and governance committee chairman. Our board has determined that each nominating and governance committee member meets the requirements for independence under the current requirements of the Nasdaq Stock Market. The nominating and governance committee is responsible for, among other things, reviewing and making recommendations to the board on matters concerning corporate governance, board composition, the identification, evaluation and nomination of director candidates, board committees, board composition and conflicts of interest.

Business Conduct and Ethics Code

Our board has adopted a business conduct and ethics code, which is applicable to our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, our business conduct and ethics code will be posted on the investor relations section of our web site at http://www.nextgnetworks.net. On this section of our website, we will also post any amendments to our business conduct and ethics code, as well as any waivers of the our business conduct and ethics code, which are required to be disclosed by SEC or Nasdaq rules.

Compensation Committee Interlocks

No inter-locking relationship exists between any director and any compensation committee member or between any director and any compensation committee member of any other company, nor has any such interlocking relationship existed in the past. No compensation committee member is or was formerly a NextG officer or employee.

Director Compensation

Director Compensation Arrangements

Our directors do not currently receive any cash compensation for their services as directors or as board committee members. However, we have a policy of reimbursing directors for travel, lodging, and other reasonable expenses incurred in connection with their attendance at board or committee meetings. Our non-employee directors have received options to purchase shares of our common stock under our 2001 Stock Plan.

Upon this offering’s completion, each non-employee director will be entitled to receive an annual retainer of $     . In addition, each non-employee director serving on our audit committee, compensation committee and nominating and governance committee will be entitled to an additional annual retainer of $      , $      and $     , respectively, and the chair of each such committee will be entitled to an additional

annual retainer of $      , $      and $      , respectively. The retainer fees will be paid in four quarterly payments on the first day of each calendar quarter.

Upon becoming a director, our non-employee directors will be entitled to an initial stock option award to purchase           shares of our common stock, plus an additional           shares if serving on our audit committee and an additional           shares if serving as our audit committee chairman. Each initial option will become exercisable in           installments, subject to the director’s continued service on each relevant vesting date. Each year thereafter, each non-employee director will receive an annual stock option award to purchase           shares of our common stock on the date of our annual stockholder meeting, plus an additional           shares if serving on our audit committee and an additional           shares if serving as our audit committee chairman, each of which will vest in          installments, subject to the director’s continued service on each relevant vesting date. All such options will be granted at the fair market value on the grant date.

2007 Director Compensation Table

The following table presents the annual director compensation that we paid or accrued to individuals who were directors during any part of 2007. Dr. Georges and Dr. Cutrer, who are employees, do not receive any additional compensation for their service as directors.

	Option
	Awards
Name	(1)(2)(3)($)	Total ($)

Scott S. Chou	2,025	2,025
Scot B. Jarvis	13,107	13,107
Joshua G. Revitz	5,063	5,063
David B. Walrod	21,570	21,570

(1)	Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures related to service-based vesting conditions) for fiscal 2007, in accordance with FASB Statement No. 123(R), and thus may include amounts from awards granted in and before 2007. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements. These amounts do not correspond to the actual value that will be recognized by the directors.

(2)	In fiscal 2007, each of our non-employee directors received the following options:

	Grant	Number of	Exercise	Grant Date
Name	Date	Shares	Price ($)	Fair Value ($)

Scott S. Chou	11/15/07	20,000	2.78	57,400
Scot B. Jarvis	08/07/07	30,000	0.79	114,000
	11/15/07	20,000	2.78	57,400
Joshua G. Revitz	11/15/07	50,000	2.78	143,500
David B. Walrod	08/07/07	50,000	0.79	190,000
	11/15/07	30,000	2.78	86,100

(3)	As of December 31, 2007, the aggregate number of shares underlying options outstanding for each of our non-employee directors was:

Number of
Name	Shares

Scott S. Chou	20,000
Scot B. Jarvis	50,000
Joshua G. Revitz	50,000
David B. Walrod	110,000

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2007 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from current or planned programs summarized in this discussion.

Compensation Philosophy and Objectives

Our compensation philosophy is to attract and retain talented, qualified senior executives to manage our company, to motivate them to pursue our corporate goals and to align their long-term interests with those of our stockholders. We have implemented a compensation program that has a mix of short-term cash and long-term equity components to provide a total compensation structure that is designed to achieve these objectives. Historically, we have emphasized the equity components to preserve our cash resources. We intend to increase the cash component of our compensation program as our business grows.

We believe that our total compensation is competitive with the total compensation paid by similarly situated companies to their executives with similar roles and responsibilities. In assessing the compensation generally paid by other comparable private technology companies, we have relied primarily on the experience of our non-employee directors who are or have been affiliated with venture capital firms, which have representatives on the boards of numerous private companies. However, we have not formally bench-marked our compensation program against any group of peer companies.

We refer to the individuals who served as chief executive officer and chief financial officer in 2007, as well as the other executive officers named in the “2007 Summary Compensation Table” below, as our named executive officers.

Compensation Committee Role in Determining Compensation

Our compensation committee was appointed by our board, and consists of directors who are outside directors for purposes of Internal Revenue Code Section 162(m) and non-employee directors for purposes of Exchange Act Rule 16b-3. The compensation committee is responsible for overseeing our compensation policies and programs, administering our equity compensation plans, and reviewing and approving the specific elements of compensation for executive officers, including any arrangements relating to severance or control-change transactions. In doing so, our compensation committee is responsible for ensuring that our executive officer compensation is consistent with our compensation philosophy and programs.

The compensation committee may delegate some or all of its responsibilities to one or more subcommittees whenever necessary to comply with any statutory or regulatory requirements or otherwise deemed appropriate by the committee. Under its charter, the compensation committee has authority to engage the services of outside advisors and consultants to assist the committee in performing the committee’s duties.

Management Role in Determining Compensation

In the past, our board has involved our management in making recommendations about salaries, bonuses, and option grants for executive officers. We expect that our compensation committee will continue to utilize management, in particular our chief executive officer, to provide the committee with performance assessments and other related information regarding our executive officers. Our board and our compensation committee believe that our chief executive officer, to whom our other executive officers report directly, is aware of and can comment upon the individual performance of the other executive officers. The compensation committee is not bound to accept management’s recommendations with respect to executive compensation. Other resources that our board and compensation committee may rely upon include their respective experiences, recommendations of an independent compensation consultants, and any other resources that our board or compensation committee may determine are relevant.

Compensation Components

The principal components of our executive compensation include:

•	base salary;

•	cash incentive bonuses;

•	equity-based incentive awards; and

•	severance and control change protection.

We discuss each of the primary components of our executive officers’ compensation in detail below. Our compensation programs are designed to complement each other and collectively address all of our executive compensation objectives.

Base Salary.  We provide base salary to our executive officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year. Our goal is to provide compensation levels that are necessary to attract, motivate, and retain our management team, when considered in combination with the other elements of our executive compensation program. Base salaries are established and adjusted taking into account a number of factors, including each executive officer’s individual qualifications, responsibility level, functional role, knowledge, skills, and performance.

Our board has approved the following base salary amounts for our named executive officers:

	2007 Base	2008 Base
Named Executive Officer	Salary ($)	Salary ($)

John B. Georges	210,000	210,000
Raymond K. Ostby(1)	167,500	180,000
David M. Cutrer	200,000	200,000
Robert L. Delsman	180,000	180,000
Lawrence R. Doherty	163,333	180,000

(1)	Mr. Ostby resigned as chief financial officer in May 2008, although he remains an employee.

These increases were intended to maintain such executives’ base salaries at a level that we believe is competitive with similarly situated private technology companies.

Cash Incentive Bonuses.  We pay to our executive officers cash bonuses, which are based on achieving performance goals that historically have been determined by our board with respect to our chief executive officer, and by our chief executive officer with respect to the other executive officers. A percentage of the executive officer’s bonus is based on achieving corporate performance goals for bookings and cash management. The remaining percentage is based on achieving individual performance goals.

For 2007, our chief executive officer recommended bonuses, other than for himself, to our board for approval based on his review of the other executive officers’ performance over the year. Our board approved the following bonuses for the named executive officers as follows:

			Bonus as a
			Percentage
	2007 Base	2007	of Base
Named Executive Officer	Salary ($)	Bonus ($)	Salary (%)

John B. Georges	210,000	50,000	23.8
Raymond K. Ostby	167,500	25,000	14.9
David M. Cutrer	200,000	50,000	25.0
Robert L. Delsman	180,000	40,000	22.2
Lawrence R. Doherty	163,333	20,000	12.2

The compensation committee may also, in its discretion, award bonuses to executives based upon such other terms and conditions as the compensation committee may determine, or may increase or decrease the amount of any executive officer’s bonus award. The compensation committee will determine the target amounts and performance metrics for cash bonuses after this offering is completed.

Equity-Based Incentive Awards.  We grant equity incentive awards in the form of stock options to give our executives strong incentives to increase stockholder value and to thereby align executive officer interests with stockholder interests. Additionally, equity compensation provides an important retention tool for key executives to the extent that stock options and other equity awards are generally granted with time-based vesting. These awards represent a significant portion of total compensation for our executive officers.

Before this offering, we granted equity awards under our 2001 Stock Plan. In connection with this offering, our board has adopted a 2008 Equity Incentive Plan, which authorizes stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares. Historically, our equity incentive plans were administered by our board. After this offering’s completion, all equity incentive plans and awards will be administered by our compensation committee in accordance with the authority delegated to it by the board under its charter.

We do not have, nor do we plan to establish, any program, plan, or practice to time stock option grants in coordination with releasing material non-public information. Our board approved the following stock option grants to our named executive officers during fiscal 2007:

	Options
	Granted in	Exercise
Name	2007	Price

John B. Georges	—	—
Raymond K. Ostby	—	—
David M. Cutrer	—	—
Robert L. Delsman	35,000	$0.79
Lawrence R. Doherty	105,000	$0.79

On our chief executive officer’s recommendation, our board determines the number of options granted to each named executive officer. Under our 2001 Stock Plan, each stock option exercise price was based on the fair market value of our common stock on the grant date. Before our initial public offering, our board determined our common stock’s fair market value for purposes of determining stock option exercise prices. Our board based these determinations on a number of factors applicable to common stock of privately-held companies.

Severance and Control Change Protection.  We have entered into employment agreements with our chief executive officer and chief technology officer, and we have entered into change-of-control agreements with all of our executive officers. The change-of-control agreements provide accelerated option vesting if the officer is terminated after a control change transaction. These benefits are intended to motivate our executive officers to continue employment with the company and continue their dedication to maximizing stockholder value in the event of a potential control change. These agreements are described in more detail in “Employment Agreements and Control Change Arrangements” below.

Accounting and Tax Considerations

Internal Revenue Code Section 162(m) limits the amount that we may deduct for compensation paid to our chief executive officer and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based” compensation. In addition to salary and bonus compensation, upon non-qualified stock option exercises, the current market price’s excess over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 deductibility cap, and we have historically granted options that we believe met those requirements. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the compensation committee intends to consider tax deductibility under Rule 162(m) as a factor in future compensation decisions.

2007 Summary Compensation Table

The following table presents information regarding the compensation of our named executive officers for 2007.

				Non-Equity
			Option	Incentive Plan
	Salary		Grants	Compensation	Total
Name and Principal Position	($)		($)(1)	($)(2)	($)

John B. Georges	210,000		—	50,000	260,000
Chief Executive Officer
Raymond K. Ostby(3)	167,500		—	25,000	192,500
Former Chief Financial Officer
David M. Cutrer	200,000		—	50,000	250,000
Chief Technology Officer
Robert L. Delsman	180,000		2,683	40,000	222,683
Vice President
Lawrence R. Doherty	208,653	(4)	26,550	20,000	255,203
Senior Vice President

(1)	Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures related to service-based vesting conditions) for fiscal 2007, in accordance with FASB Statement No. 123(R), and thus may include amounts from awards granted in and before 2007. The assumptions used in the valuation of these awards are specified in the notes to our consolidated financial statements. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

(2)	The amounts in this column represent total performance-based bonuses earned for services rendered during 2007.

(3)	Mr. Ostby resigned as chief financial officer in May 2008, although he remains an employee.

(4)	Includes $45,320 in sales commissions.

Grants of Plan-Based Awards in 2007

The following table presents information regarding each grant of an award to each of our named executive officers in 2007.

All Other
Option Awards:
Number of
		Securities	Exercise of Base	Grant Date Fair
	Grant	Underlying	Price of Option	Value of Option
Name	Date	Options (#)	Awards ($/Sh)	Awards ($)(1)

John B. Georges	—	—	—	—
Raymond K. Ostby	—	—	—	—
David M. Cutrer	—	—	—	—
Robert L. Delsman	04/18/07	35,000	$0.79	$16,100
Lawrence R. Doherty	04/18/07	105,000	$0.79	$48,300

(1)	Reflects the grant date fair value of each award computed in accordance with FASB Statement 123(R). The assumptions used in the valuation of these awards are specified in the notes to our consolidated financial statements. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at December 31, 2007

The following table presents information concerning unexercised options held by each of our named executive officers at December 31, 2007.

	Option Awards
	Number of		Number of
	Securities		Securities
	Underlying		Underlying
	Unexercised		Unexercised	Option
	Options		Options	Exercise	Option
	Exercisable		Unexercisable	Price	Expiration
Name	(#)		(#)	($)	Date

John B. Georges	—		—	—	—
Raymond K. Ostby	200,000	(1)	—	0.60	12/07/2014
David M. Cutrer	—		—	—	—
Robert L. Delsman	45,000		—	0.18	02/27/2012
	55,000		—	0.18	07/16/2013
	100,000	(2)	—	0.18	03/31/2014
	35,000	(3)	—	0.79	04/18/2017
Lawrence R. Doherty	100,000	(4)	—	0.60	03/29/2016
	100,000	(5)	—	0.60	05/29/2016
	105,000	(6)	—	0.79	04/18/2017

(1)	The option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested and exercisable on January 24, 2006 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter. As of December 31, 2007, 91,667 shares were fully vested and 108,333 shares will vest ratably over the remainder of the vesting period, subject to Mr. Ostby’s continued service to us.

(2)	The option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested and exercisable on March 31, 2005 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter. As of December 31, 2007, 89,583 shares were fully vested and 10,417 shares will vest ratably over the remainder of the vesting period, subject to Mr. Delsman’s continued service to us.

(3)	The option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option will become vested and exercisable on April 18, 2008 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Delsman’s continued service to us.

(4)	The option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested and exercisable on February 21, 2007 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter. As of December 31, 2007, 45,833 shares were fully vested and footnotes continued on following page

54,167 shares will vest ratably over the remainder of the vesting period, subject to Mr. Doherty’s continued service to us.

(5)	The option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested and exercisable on February 21, 2007 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter. As of December 31, 2007, 39,583 shares were fully vested and 60,417 shares will vest ratably over the remainder of the vesting period, subject to Mr. Doherty’s continued service to us.

(6)	The option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option will become vested and exercisable on April 18, 2008 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Doherty’s continued service to us.

Option Exercises in 2007

The following table presents information regarding the aggregate number of shares acquired upon option exercises for each of our named executive officers in 2007.

Option Awards
	Number of	Value
	Shares	Realized on
	Acquired on	Exercise
Name	Exercise (#)	($)(1)

John B. Georges	—	—
Raymond K. Ostby	200,000
David M. Cutrer	—	—
Robert L. Delsman	—	—
Lawrence R. Doherty	—	—

(1)	The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise, which we have assumed to be $ , the mid-point of the price range set forth on the cover page of this prospectus, and the aggregate exercise price of the option.

Employment Agreements and Control Change Arrangements

Employment Agreement with John B. Georges

John B. Georges, our president and chief executive officer, entered into an employment agreement in April 2001, which was amended and restated in July 2004. The employment agreement expires in July 2008. Dr. Georges’ current annual base salary is $210,000. The employment agreement provides for an annual bonus based upon achieving financial milestones approved by our board. If Dr. Georges’ employment is terminated without cause, as defined in his employment agreement, or if Dr. Georges resigns for good reason, as defined in his employment agreement, then Dr. Georges will receive severance payments from us equal to his base salary plus full benefits as in existence upon his termination, until the earlier of the expiration of the employment term or the twelve-month anniversary of his termination effective date. If Dr. Georges’ employment terminates for any reason other than for cause or for good reason, then he is only entitled to receive any severance payments and benefits as provided for under our existing severance and benefit plans and policies upon such termination. Any severance under the employment agreement is subject to Dr. Georges complying with a non-solicitation covenant and the terms of a confidential information and invention assignment agreement until the later of his termination date’s ninth-month anniversary or the date on which he receives his last severance payment from us.

Employment Agreement with David M. Cutrer

David M. Cutrer, our chief technology officer, entered into an employment agreement in April 2001, which was amended and restated in July 2004. The employment agreement expires in July 2008. Dr. Cutrer’s current annual base salary is $200,000. The employment agreement provides for an annual bonus based upon achieving financial milestones approved by our board. If Dr. Cutrer’s employment is terminated without cause, as defined in his employment agreement, or if Dr. Cutrer resigns for good reason, as defined in his employment agreement, then Dr. Cutrer will receive severance payments from us equal to his base salary plus full benefits as in existence upon his termination, until the earlier of the expiration of the employment term or the twelve-month anniversary of his termination effective date. If Dr. Cutrer’s employment terminates for any reason other than for cause or for good reason, then he is only entitled to receive any severance payments and benefits as provided for under our existing severance and benefit plans and policies upon such termination. Any severance under the employment agreement is subject to Dr. Cutrer complying with a non-solicitation covenant and the terms of a confidential information and invention assignment agreement until the later of the ninth-month anniversary of his termination date or the date on which he receives his last severance payment from us.

Offer Letter with Randall I. Bambrough

Randall I. Bambrough, our chief financial officer, executed an offer letter in May 2008. Mr. Bambrough’s current annual base salary is $200,000. The offer letter provides for an annual bonus of $40,000 based upon the achievement of milestones. In the event Mr. Bambrough’s employment terminates without cause or Mr. Bambrough terminates his employment for good reason prior to one full year of employment after the date of his initial stock grant, he will be entitled to receive severance equal to three months’ base salary. In addition, solely in the event of his termination prior to the initial vesting date of his option, Mr. Bambrough will receive accelerated vesting such that the vested portion of his option equals 25%.

Change of Control Agreement with Executive Officers

We entered into change of control agreements with each of our executive officers, other than John B. Georges and David M. Cutrer, which were amended and restated in November 2007. Under the terms of the change of control agreements, if an executive officer who is a party to one of these agreements is involuntarily terminated on or after a change of control, as defined in the agreements, he will receive:

•	full vesting of, and the immediate right to exercise, such executive officer’s stock options; and

•	the termination of all repurchase options applicable to all restricted stock held by such executive officer as of the termination date.

If such executive officer’s employment is terminated for any other reason, including termination for cause or voluntary resignation, he is not entitled to receive any severance benefits as a result of the change of control agreement and will receive severance or other benefits only to the extent he would be entitled to receive those benefits under our then-existing severance or benefit plans or pursuant to any other written agreement.

Estimated Payments upon Termination or Change of Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for our named executive officers. Payments and benefits are estimated assuming that the triggering event took place on the last business day of 2007 (December 31, 2007), and the price per share of our common stock is the assumed initial public offering price of $      per share, which is the mid-point of the price range listed on the cover page of this prospectus. There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

		Involuntary
		Termination Other
		Than for Death,
		Disability or
		Cause, or	Involuntary
		Voluntary	Termination
		Termination for	Upon Change
Name	Type of Benefit	Good Reason ($)	in Control ($)

John B. Georges	Cash severance — base salary	210,000	—
	Continued coverage of employee benefits(1)	11,546	—

	Total Termination Benefits:	221,546	—

Raymond K. Ostby	Vesting acceleration(2)	—

	Total Termination Benefits:	—

David M. Cutrer	Cash severance — base salary	200,000	—
	Continued coverage of employee benefits(1)	13,212	—

	Total Termination Benefits:	213,212	—

Robert L. Delsman	Vesting Acceleration(2)	—

	Total Termination Benefits:	—

Lawrence R. Doherty	Vesting Acceleration(2)	—

	Total Termination Benefits:	—

(1)	Assumes continued coverage of employee benefits at the rates in effect at December 31, 2007 for health, dental, vision, long-term disability and life insurance coverage.

(2)	Reflects the aggregate market value of unvested option grants, computed by multiplying (i) the difference between the assumed initial public offering price of $ per share, which is the mid-point of the price range listed on the cover page of this prospectus, and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2007.

Employee Benefit Plans

2001 Stock Plan

In April 2001, our board adopted and our stockholders approved our 2001 Stock Plan. Our 2001 Stock Plan authorizes our board to grant incentive stock options, within the meaning of Internal Revenue Code Section 422, to our employees and any parent and subsidiary corporations’ employees, and also authorizes our board to grant non-statutory stock options and stock purchase rights to our employees, directors, and consultants and any parent and subsidiary corporations’ employees and consultants.

As of March 31, 2008, we have reserved a total of 4,650,000 shares of our common stock for issuance under our 2001 Plan. As of March 31, 2008, options to purchase 3,220,924 shares of common stock were outstanding and 351,454 shares were available for future grants under our 2001 Plan. After this offering, we will not grant any additional stock options under our 2001 Stock Plan. However, our 2001 Stock Plan will continue to govern the terms and conditions of outstanding stock options that were granted under our 2001 Stock Plan.

2008 Equity Incentive Plan

Our board adopted our 2008 Equity Incentive Plan in          , 2008 and we expect that our stockholders will approve the 2008 Equity Incentive Plan before this offering’s completion. Our 2008 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Internal Revenue Code Section 422, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants and our affiliates’ employees and consultants.

We have reserved a total of           shares of our common stock for issuance under the 2008 Equity Incentive Plan, plus (a) any shares that have been reserved but not issued under our 2001 Stock Plan and are not subject to any awards granted under our 2001 Stock Plan, and (b) any shares subject to stock options or similar awards granted under the 2001 Stock Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2001 Stock Plan that are forfeited to or repurchased by the Company. The maximum number of shares that may be added to the 2008 Equity Incentive Plan from the 2001 Stock Plan is           shares. In addition, our 2008 Equity Incentive Plan provides for annual increases in the number of shares available for issuance under our 2008 Plan on the first day of each fiscal year, beginning with our 2009 fiscal year, equal to the least of:

•	shares of our common stock;

•	5% of the outstanding shares of our common stock on the last day of the immediately preceding year; or

•	such other amount as our board may determine.

Our board, or a board-appointed committee, administers our 2008 Equity Incentive Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Internal Revenue Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Internal Revenue Code Section 162(m). The administrator has the power to determine the awards’ terms, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the type of consideration payable upon exercise. The administrator also has the authority to institute an exchange program, whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered or cancelled in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third-party.

The exercise price of options granted under our 2008 Equity Incentive Plan must at least be equal to our common stock’s fair market value on the grant date and the term of an incentive stock option may not exceed ten years. In the case of an incentive stock granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of our common stock’s fair market value on the grant date. The administrator determines the terms and conditions of all other options.

After termination of an employee, director, or consultant, he or she may exercise his or her option for the time period stated in the option agreement. In the absence of a specified period in the option agreement, the option will remain exercisable for a period of three months following termination (or twelve months in the event of a termination due to death or disability). However, an option generally may not be exercised after the option’s term expires.

Stock appreciation rights may be granted under our 2008 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in our common stock’s fair market value between the exercise date and the grant date. The exercise price of stock appreciation rights granted under 2008 Equity Incentive Plan must at least be equal to our common stock’s fair market value on the grant date. The administrator determines the terms and conditions of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination of both. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted stock may be granted under our 2008 Equity Incentive Plan. Restricted stock awards are shares of our common stock that are subject to our right of repurchase or forfeiture and vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever vesting conditions that the administrator determines appropriate. For example, the administrator may set restrictions based on achievement of specific performance goals.

Restricted stock units may be granted under our 2008 Equity Incentive Plan. Restricted stock units are awards that will result in a payment to a participant on a specified date on or after vesting, which can include vesting upon achievement of performance goals, as determined by the administrator. The administrator may impose whatever conditions, restrictions, and other terms as the administrator determines appropriate. For example, the administrator may set restrictions based on achievement of specific performance goals, on service or employment continuation, or on any other basis determined by the administrator. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash or with shares of our common stock, or a combination of both.

Performance units and performance shares may be granted under our 2008 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in the administrator’s discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units generally will have an initial dollar value established by the administrator on or before the grant date. Performance shares generally will have an initial value equal to our common stock’s fair market value on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Unless the administrator provides otherwise, our 2008 Equity Incentive Plan does not allow for selling or otherwise transferring awards other than by will or the laws of descent or distribution and only the award recipient may exercise an award during his or her lifetime.

Our 2008 Equity Incentive Plan provides that, upon a control change transaction, as defined in the 2008 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including, without limitation, that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If outstanding awards are not assumed or substituted, then the awards will fully vest and become immediately exercisable, all restrictions on restricted stock and restricted stock units will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award and the option or stock appreciation right will terminate upon the expiration of the time period that the administrator provides in the notice. With respect to awards granted to an outside director that are assumed or substituted for, if an outside director’s service is terminated on or after a change in control, other than termination because of a voluntary resignation, then his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock and restricted stock units will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met.

Our 2008 Equity Incentive Plan will automatically terminate in 2018, unless we terminate it sooner. In addition, our board has the authority to amend, alter, suspend, or terminate the 2008 Equity Incentive Plan provided such action does not impair any participant’s rights without such participant’s written consent.

401(k) Plan

We maintain a 401(k) retirement plan, which is intended to be a tax-qualified retirement plan. Our 401(k) plan covers substantially all of our employees. Currently, employees may elect to defer up to 25% of their compensation, or the statutorily prescribed limit, if less, to the 401(k) plan. We do not match employee contributions. An employee’s interests in his or her deferrals are 100% vested when contributed. The 401(k) plan is intended to qualify under Internal Revenue Code Sections 401(a) and 501(a). As such, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

Liability Limitations and Indemnification Matters

Our amended and restated certificate of incorporation, which will be in effect upon this offering’s completion, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	any act or omission that is not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Delaware General Corporation Law Section 174; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws, each as will be in effect upon this offering’s completion, require us to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also requires us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into, and we expect to continue to enter into, agreements to indemnify our directors, executive officers, and other employees, as determined by our board. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The liability limitations and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for fiduciary duty breaches. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the settlement costs and damage awards against directors and officers as required by these indemnification provisions. Currently, there is no pending litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in indemnification claims.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2005, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or 5% stockholders, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the “Management” section of this prospectus, and the transactions described below.

Series C Preferred Stock Sales

From December 2007 to February 2008, we sold shares of our Series C preferred stock at a price of $13.279 per share to certain of our 5% stockholders:

•	37,655 shares to individuals and entities affiliated with Gabriel Venture Partners for an aggregate purchase price of $500,021; and

•	150,614 shares to entities affiliated with Oak Investment Partners for an aggregate purchase price of $2,000,003.

Each outstanding share of Series C preferred stock will automatically convert into one share of common stock upon this offering’s completion.

Investor Rights Agreement

In connection with our Series C preferred stock sales, we entered into an amended and restated investor rights agreement with several of our significant stockholders, including entities affiliated with Oak Investment Partners, and individuals and entities affiliated with Gabriel Venture Partners, and also including John B. Georges and David M. Cutrer. Under this agreement, we granted such stockholders certain registration rights, including piggy-back registration rights that apply to this and future offerings, with respect to our shares of common stock issuable upon conversion of their preferred stock shares, or, in the case of Dr. Georges and Dr. Cutrer, with respect to their shares of common stock. See “Capital Stock — Registration Rights.”

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain of our executive officers. See “Management — Employment Agreements and Control Change Arrangements.”

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management — Liability Limitations and Indemnification Matters.”

Policies and Procedures for Related-Party Transactions

We have adopted a written policy that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related-party transaction with us without our audit committee’s prior consent, or without our other independent directors consent in case a conflict of interest makes any audit committee review inappropriate. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration, and approval. All of our directors, executive officers, and employees are required to report to our audit committee any such related-party transaction. In approving or rejecting the proposed agreement, our audit committee will consider the facts and circumstances available and deemed relevant to the audit committee, including the risks, costs, and benefits to us, the transaction terms, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee will approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in its good-faith discretion. All of the transactions described above were entered into before we adopted this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table specifies certain information with respect to the beneficial ownership of our common stock at March 31, 2008 and shows the number and percentage owned by:

•	each stockholder, or group of affiliated stockholders, known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each selling stockholder;

•	each of our directors; and

•	all of our directors and current executive officers as a group.

We have determined beneficial ownership based on SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 25,966,295 shares of common stock outstanding at March 31, 2008. For purposes of the table below, we have assumed that           shares of common stock will be outstanding upon this offering’s completion. In computing the number of shares of common stock that a person beneficially owns and that person’s percentage ownership, we deemed to be outstanding all shares of common stock subject to options, warrants, or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of March 31, 2008. However, we did not deem these shares outstanding for the purpose of computing any other person’s percentage ownership. Beneficial ownership representing less than one percent is denoted with an “*.”

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o NextG Networks, Inc., 2216 O’Toole Avenue, San Jose, California 95131.

				Shares
	Shares			Beneficially
	Beneficially Owned			Owned
	Before Offering		Shares Being	After Offering
Beneficial Owner Name	Shares	%	Offered	Shares %

5% Stockholders:
Entities affiliated with Bay Harbour Master, Ltd(1)	2,264,387	8.7
Entities affiliated with Gabriel Venture Partners(2)	3,774,487	14.5
Oak Investment Partners XI, L.P.(3)	6,991,830	26.9

Directors and Executive Officers:
John B. Georges	3,450,000	13.3
Raymond K. Ostby(4)	420,000	1.6
David M. Cutrer	3,450,000	13.3
Robert L. Delsman(5)	235,000	*
Lawrence R. Doherty(6)	330,000	1.3
Scott S. Chou(2)(7)	3,794,487	14.6
Scot B. Jarvis(8)	50,000	*
Joshua G. Revitz(1)(9)	2,314,387	8.9
David B. Walrod(10)	110,000	*
All directors and current executive officers (11 persons)(11)	14,323,874	52.4

*	Less than 1%

footnotes continued on following page

(1)	Includes (a) 1,278,958 shares held of record by Bay Harbour Master, Ltd., and (b) 985,428 shares held of record by Trophy Hunter Investments, Ltd. Mr. Revitz is a vice president of Bay Harbour Management, LC and also serves as one of our directors. Mr. Revitz disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2)	Includes (a) 3,741,605 shares held of record by Gabriel Venture Partners II, L.P., (b) 30,000 shares held of record by Gabriel Investment Partners II, L.P. and (c) 2,882 shares held of record by Gabriel Legacy Fund II, L.P. Mr. Chou is a general partner at Gabriel Venture Partners and also serves as one of our directors. Mr. Chou disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3)	The names of the parties who share power to vote and dispose of the shares held by Oak Investment Partners XI, L.P. are Bandel L. Carano, Fredric W. Harman, Ann H. Lamont, Edward F. Glassmeyer and Gerald R. Gallagher, all of whom are Managing Members of Oak Associates XI, L.L.C., the General Partner of Oak Investment Partners XI, L.P. Each of these Managing Members disclaims beneficial ownership of the shares held by Oak Investment Partners XI, L.P., except to the extent of their respective pecuniary interests therein. The address of Oak Investment Partners XI, L.P. is 525 University Avenue, Suite 1300, Palo Alto, CA 94301. Mr. Jarvis is a venture partner at Oak Investment Partners and also serves as one of our directors. Mr. Jarvis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4)	Includes (a) 200,000 shares held of record by Mr. Ostby and his wife as trustees of the Raymond K. and Natha Ostby Trust dated August 14, 2001 and (b) options held by Mr. Ostby to purchase 220,000 shares of common stock that are immediately exercisable. As of May 30, 2008, 86,667 of the shares underlying these options will be subject to vesting restrictions that lapse over time.

(5)	Includes options held by Mr. Delsman to purchase 235,000 shares of common stock that are immediately exercisable. As of May 30, 2008, 25,521 of the shares underlying these options will be subject to vesting restrictions that lapse over time.

(6)	Includes options held by Mr. Doherty to purchase 330,000 shares of common stock that are immediately exercisable. As of May 30, 2008, 195,313 of the shares underlying the options will be subject to vesting restrictions that lapse over time.

(7)	Includes options held by Mr. Chou to purchase 20,000 shares of common stock that are immediately exercisable. As of May 30, 2008, all of the shares underlying the options will be subject to vesting restrictions that lapse over time.

(8)	Includes options held by Mr. Jarvis to purchase 50,000 shares of common stock that are immediately exercisable. As of May 30, 2008, all of the shares underlying the options will be subject to vesting restrictions that lapse over time. Does not include shares held by Oak Investment Partners XI, L.P.

(9)	Includes options held by Mr. Revitz to purchase 50,000 shares of common stock that are immediately exercisable. As of May 30, 2008, all of the shares underlying the options will be subject to vesting restrictions that lapse over time.

(10)	Includes options held by Mr. Walrod to purchase 110,000 shares of common stock that are immediately exercisable. As of May 30, 2008, 86,250 of the shares underlying the options will be subject to vesting restrictions that lapse over time.

(11)	Includes options held by our directors and executive officers to purchase 1,385,000 shares of common stock that are immediately exercisable. As of May 30, 2008, 786,875 of the shares underlying the options will be subject to vesting restrictions that lapse over time.

CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our amended and restated certificate of incorporation and bylaws, as they will be in effect upon this offering’s completion. For more detailed information, see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately after this offering’s completion, our authorized capital stock will consist of shares, with a par value of $0.001 per share, of which:

•	authorized shares are designated as common stock, and

•	authorized shares are designated as preferred stock.

At March 31, 2008, we had 25,966,295 shares of common stock outstanding, held of record by 66 stockholders, assuming that all outstanding shares of preferred stock will automatically convert into 17,731,074 shares of common stock upon this offering’s completion.

Common Stock

Our common stockholders are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock shares, common stockholders are entitled to receive ratably such dividends as our board may declare out of funds legally available for paying dividends. If we liquidate, dissolve, or wind up, then common stockholders are entitled to share ratably in all assets remaining after paying liabilities and the liquidation preferences to any outstanding preferred stock shares. Common stockholders have no preemptive, conversion, or subscription rights. There are no redemption provisions or sinking-fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon this offering’s completion will be, fully-paid and non-assessable.

Preferred Stock

Our board has the authority, without any further stockholder action, to issue from time to time the preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof, and to fix the rights, preferences, privileges, and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, redemption rights and terms, redemption prices, liquidation preference, and sinking-fund terms, any or all of which may be greater than or senior to the common stock rights. Any preferred stock issuance could adversely affect the voting power of common stockholders and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. Any such issuance could have the effect of decreasing our common stock’s market price. Any preferred stock issuance, or even the ability to issue preferred stock, could have the effect of delaying, deterring, or preventing a control change. We have no present plans to issue any preferred stock shares.

Warrants

As of March 31, 2008, the following warrants to purchase shares of common stock were outstanding:

•	Silicon Valley Bank holds warrants to purchase an aggregate of 105,553 shares at an exercise price of $1.80 per share, which are fully exercisable;

•	EastWest Bank holds a warrant to purchase 94,141 shares at an exercise price of $13.2790 per share, which is fully exercisable;

•	United Commercial Bank holds a warrant to purchase 131,780 shares at an exercise price of $13.2790 per share, which is fully exercisable;

Each warrant contains provisions that adjust the exercise price and the number of shares issuable upon the warrant exercise upon certain stock dividends, stock splits, reclassifications, and consolidations. Each warrant holder was granted registration rights comparable to those held by preferred stockholders.

Registration Rights

Following this offering’s completion, the holders of an aggregate of           shares of our common stock, or their permitted transferees, are entitled to rights with respect to registering these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares or under the terms of warrants, and include demand registration rights, S-3 registration rights, and piggy-back registration rights. We will pay all fees, costs, and expenses of underwritten registrations, and the holders of the shares being registered will pay all selling expenses, including underwriting discounts and selling commissions.

The registration rights terminate upon the earlier of three years after this offering’s completion, or, with respect to an individual holder’s registration rights, when the holder can sell all of the holder’s shares in any 90-day period under Securities Act Rule 144.

Demand Registration Rights.  The holders of an aggregate of           shares of our common stock, or their permitted transferees, are entitled to demand registration rights. We will be required, upon receiving a written request from the holders of a majority of these shares, to use commercially reasonable efforts to register all or a portion of these shares for public re-sale. We are required to make only two registrations. We are not required to make a demand registration for 180 days after this offering’s completion.

S-3 Registration Rights.  The holders of an aggregate of           shares of our common stock, or their permitted transferees, are also entitled to S-3 registration rights. If we are eligible to file a Form S-3 registration statement, then these holders have the right, upon receiving a written request from the holders of at least 30% of these shares, to register such shares at our expense.

Piggy-Back Registration Rights.  The holders of an aggregate of           shares of our common stock, or their permitted transferees, are entitled to piggy-back registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations, with respect to this offering and other registration statements we might file for ourselves or other stockholders. In addition, all of our preferred stockholders, John B. Georges, and David M. Cutrer have piggy-back registration rights in connection with this offering.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our certificate of incorporation, and our bylaws contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and unsatisfactory takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiating these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

As discussed above, our board has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying or preventing changes in our company’s control or management.

Limits on Stockholder Ability to Act by Written Consent or to Call a Special Meeting

In our certificate of incorporation, we have provided that our stockholders may not act by written consent. This limit on our stockholders’ ability to act by written consent may lengthen the time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholder meeting called in accordance with our bylaws.

In addition, our bylaws provide that special stockholder meetings may be called only by our board’s chairperson, our chief executive officer, our president (in the absence of a chief executive officer), or our board. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including director removals.

Advance Notification Requirements For Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures for stockholder proposals and nominating candidates for director elections, other than nominations made by or at the direction of our board or a board committee. However, our bylaws may have the effect of preventing certain business from being conducted at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from soliciting proxies to elect the acquirer’s own slate of directors or otherwise trying to acquire control of our company.

Board Vacancies Filled Only by Majority of Directors Then in Office

Only our board can fill vacancies and newly created seats on our board, and only our board may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board makes it more difficult to change our board’s composition, but these provisions promote existing management continuity.

Board Classification

Our board is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management — Board of Directors.” This system for electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise trying to acquire control of us, because this system generally makes it more difficult for stockholders to replace a majority of the directors.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in director elections, unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws do not expressly provide for cumulative voting.

Directors Removed Only for Cause

Our certificate of incorporation provides that stockholders may remove our directors only for cause.

Delaware Anti-Takeover Statute

We are subject to Delaware General Corporation Law Section 203, which regulates corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for the three-year time period after the date on which the person became an interested stockholder, unless:

•	before the transaction date, our board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after the transaction date, the business combination is approved by the board and authorized at an annual or special stockholder meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset sale, stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years before interested-stockholder status is determined, did own 15% or more of a corporation’s outstanding voting stock. We expect that this provision’s existence will have an anti-takeover effect with respect to transactions our board does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our certificate of incorporation, and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. These provisions could also make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Our common stock’s transfer agent and registrar is          . The transfer agent’s address is            and its telephone number is          .

Nasdaq Global Market Listing

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “NXTG.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, our shares of common stock have not had any public market. Future sales of substantial amounts of our shares of common stock, including shares issued upon outstanding option exercises or outstanding warrant exercises, in the public market after this offering, or the possibility that these sales will occur, could adversely affect our common stock’s prevailing market price from time to time or impair our ability to raise equity capital.

Upon this offering’s completion, a total of           shares of common stock will be outstanding. Of these shares, all           shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Securities Act Rule 144.

The remaining shares of common stock will be “restricted securities,” as that term is defined in Securities Act Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Securities Act Rule 144 or Rule 701. As a result of the lock-up agreements described below and the provisions of Securities Act Rule 144 and Rule 701, these restricted securities will be available for sale in the public market as follows:

Number of
Date	Shares

On the prospectus date
Between 90 and 180 days after the prospectus date
At various times beginning more than 180 days after the prospectus date

In addition, of the 3,220,924 shares of common stock that were subject to outstanding stock options as of March 31, 2008, options to purchase 1,313,565 shares of common stock were vested as of March 31, 2008 and will be eligible for sale 180 days after the effective date of this offering.

Lock-Up Agreements

We, all of our directors and officers, and substantially all holders of our shares of capital stock outstanding immediately before this offering have agreed that, without the prior written consent of Merrill Lynch & Co. on behalf of the underwriters, we and they will not, during the time period ending 180 days after the prospectus date:

•	offer, pledge, sell, contract to sell, sell any option, sell any contract to purchase, purchase any option, purchase any contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into or exercisable or exchangeable for our shares of common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our shares of common stock or such other securities, in cash, or otherwise. Our shares of common stock to be sold by the selling stockholders in this offering are not subject to lock-up restrictions. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as described in the section titled “Underwriting.”

Rule 144

In general, under Securities Act Rule 144, as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after one year, an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, based on the number of shares of our common stock outstanding as of March 31, 2008; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Securities Act Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the prospectus date before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and in “Underwriting” and will become eligible for sale at the expiration of those agreements.

Registration Rights

After this offering, the holders of           shares of common stock or their transferees are entitled or will be entitled to various rights with respect to registering these shares under the Securities Act. Registering these shares under the Securities Act would make these shares becoming fully tradable without any Securities Act restrictions immediately upon the registration’s effectiveness, except for shares purchased by affiliates. In addition, all of our preferred stockholders, John B. Georges, and David M. Cutrer have piggy-back registration rights in connection with this offering. See “Capital Stock — Registration Rights.”

S-8 Registration Statements

Under the Securities Act, we intend to file a Form S-8 registration statement covering all shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the acquisition, ownership, and disposition of our shares of common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the trust administration and one or more U.S. persons have the authority to control all substantial trust decisions or (b) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Generally, an individual may be treated as a U.S. resident in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For this calculation, such individual would count all of the days in which he or she was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. For U.S. federal income tax purposes, residents are taxed as if they were U.S. citizens.

This discussion is based on current provisions of the Internal Revenue Code, final, temporary, or proposed Treasury regulations issued under the Internal Revenue Code, judicial opinions, published Internal Revenue Service, or IRS, positions, and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. In this discussion, we assume that a non-U.S. holder holds our shares of common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does this discussion address any aspects of U.S. state, local, or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	partnerships or other pass-through entities;

•	real-estate investment trusts;

•	regulated investment companies;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain U.S. expatriates; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle,” or “conversion transaction” for tax purposes.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF OUR SHARES OF COMMON STOCK.

Dividends

In general, dividends that we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate such holder’s entitlement to treaty benefits by certifying, among other things, such holder’s non-resident status. A non-U.S. holder generally can meet this certification requirement by providing IRS Form W-8BEN or appropriate substitute form to us or our paying agent. Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including IRS Form W-8ECI (or any successor form), with the dividend payor, and generally will be subject to U.S. federal income tax on a net-income basis, in the same manner as if the non-U.S. holder were a U.S. resident.

A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. A non-U.S. holder of our shares of common stock eligible for a reduced U.S. withholding tax rate under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate refund claim with the IRS.

Non-U.S. holders should consult their own tax advisors regarding their entitlements to benefits under a relevant income tax treaty.

Gain on Common Stock Sale or Other Common Stock Disposition

•	In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock, unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a United States resident; and, furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by United States source capital losses (even though the individual is not considered a United States resident);

•	the non-U.S. holder is subject to tax under the Internal Revenue Code provisions regarding the taxation of U.S. expatriates; or

•	we are or have been a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, although there can be no assurance that this conclusion is correct or might not change based on changed circumstances. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of our shares of common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our shares of common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Internal Revenue Code Section 897(c)(3)). Our common stock will be treated as regularly traded on an established securities market during any period in which our common stock is listed on a registered national securities exchange or any over-the-counter market, including the Nasdaq Stock Market.

U.S. Federal Estate Tax

Our shares of common stock that are owned or treated as owned by an individual who is not a U.S. citizen or resident (as defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting, and Other Reporting Requirements

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed (at a current rate of 28%) on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of our shares of common stock will be subject to this backup withholding tax on dividends that we pay (if any), unless the holder certifies, under penalties of perjury, among other things, the holder’s status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption.

Under the Treasury Regulations, proceed payments from the disposition of our shares of common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner certifies, under penalties of perjury, among other things, such beneficial owner’s status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or otherwise establishes an exemption. The proceed payments from the disposition of our shares of common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our shares of common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person, 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership, if at any time during its tax year (a) one or more of the partnership’s partners are U.S. persons who, in the aggregate, hold more than 50% of the partnership’s income or capital interests or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply, unless the broker has documentary evidence in the broker’s files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF OUR SHARES OF COMMON STOCK SHOULD CONSULT HIS, HER, OR ITS OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING, SELLING, AND OTHERWISE DISPOING OF OUR COMMON STOCK.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., RBC Capital Markets Corporation and UBS Securities LLC are acting as the representatives of the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the book-running manager for this offering. Subject to the terms and conditions described in a purchase agreement between us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
RBC Capital Markets Corporation
UBS Securities LLC

Total

The underwriters have agreed to purchase all the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, then the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

The purchase agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the purchase agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $      per share to other dealers. After the initial public offering, the public offering price, concession, and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per	Without	With
	Share	Option	Option

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

We estimate that this offering’s expenses, not including the underwriting discount, will be $      million. We expect to pay all such offering expenses.

Overallotment Option

We have granted an option to the underwriters to purchase up to           additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the prospectus date solely to cover any overallotments. If the underwriters exercise this option, then each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors, and substantially all of our existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the prospectus date without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right, or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (a) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material event relating to the company occurs or (b) before the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq Global Market Listing

We expect the shares to be listed on the Nasdaq Global Market, subject to notice of issuance, under the symbol “NXTG.”

Offering Price Determination

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly-traded companies that the representatives and the lead managers believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that, after the offering, the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales, and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market before the completion of the offering.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages re-sales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

Merrill Lynch Capital Corporation, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, holds 1,110,777 shares of our Series C Preferred Stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, from time to time, effect transactions in our securities for its own account in the ordinary course of business. Some of the underwriters and their affiliates have engaged in, and may engage in, investment banking and other commercial dealings in the ordinary course of business with us. They may have received, or will receive, customary fees and commissions for these transactions.

SELLING RESTRICTIONS

Australia

This offering circular is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission (“ASIC”). It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus for the purposes of Chapter 6D.2 of the Australian Corporations Act 2001 (Act) in relation to the securities or our company.

This offering circular is not an offer to retail investors in Australia generally. Any offer of securities in Australia is made on the condition that the recipient is a “sophisticated investor” within the meaning of section 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act, or on condition that the offer to that recipient can be brought within the exemption for ’Small-Scale Offerings’ (within the meaning of section 708(1) of the Act). If any recipient does not satisfy the criteria for these exemptions, no applications for securities will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of the offer, is personal and may only be accepted by the recipient.

If a recipient on-sells their securities within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

•	the sale is pursuant to an offer received outside Australia or is made to a “sophisticated investor” within the meaning of 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act; or

•	it can be established that our company issued, and the recipient subscribed for, the securities without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) there have been and will be no offers of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Germany

Any offer or solicitation of shares of common stock within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to the shares of common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of the shares of common stock to the public in Germany, any public marketing of the shares of common stock or any public solicitation for offers to subscribe for or otherwise acquire the shares of common stock. The prospectus and other offering materials relating to the offer of the shares of common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our securities may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our securities which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this offering circular, you should obtain independent professional advice.

India

This offering circular has not been and will not be registered as a prospectus with the Registrar of Companies in India. This offering circular or any other material relating to these securities may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India. Further, persons into whose possession this offering circular comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Italy

The offering of the shares of common stock has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”), in accordance with Italian securities legislation. Accordingly, the shares of common stock may not be offered or sold, and copies of this offering document or any other document relating to the shares of common stock may not be distributed in Italy except to Qualified Investors, as defined in Article 2, paragraph 2, letter e), (i), (ii) and (iii) of EU Directive 2003/71/EC or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative

Decree no. 58 of February 24, 1998 (the “Consolidated Financial Act”) or CONSOB Regulation no. 11971 of May 14, 1999, as amended (the “Issuers’ Regulation”) applies, including those provided for under Article 100 of the Finance Law and Article 33 of the Issuers Regulation, and provided, however, that any such offer or sale of the shares of common stock or distribution of copies of this offering document or any other document relating to the shares of common stock in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the shares of common stock, and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 as amended, the FIEL), and we will not offer or sell any of our securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

Our securities may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. Our securities have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our securities may not be resold to Korean residents unless the purchaser of our securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our securities.

People’s Republic of China

This offering circular may not be circulated or distributed in the PRC and our securities may not be offered or sold, and we will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC, except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore

This offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares of common stock of NextG Networks, Inc. may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares of common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of common stock of NextG Networks, Inc. in Switzerland.

United Kingdom

This Offering Document has been prepared on the basis that all offers of shares of common stock will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area (“EEA”), from the requirement to produce a prospectus for offers of shares of common stock. Accordingly any person making or intending to make any offer within the EEA of shares of common stock which are the subject of the placement contemplated in this Offering Document should only do so in circumstances in which no obligation arises for the NextG Networks, Inc. or any of the Underwriters to produce a prospectus for such offer. Neither NextG Networks, Inc. nor the Underwriters have authorized, nor do they authorize, the making of any offer of shares of common stock through any financial intermediary, other than offers made by the Underwriters which constitute the final placement of shares of common stock contemplated in this Offering Document. The Underwriters have communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by them in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company. The Underwriters have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon the validity of the shares of common stock that are to be sold in this offering. Certain members of, investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati beneficially hold an aggregate of 27,778 shares of our common stock, which represents less than 0.5% of our outstanding shares of common stock. Dewey & LeBoeuf LLP, New York, New York is counsel to the underwriters in connection with the offering.

EXPERTS

The consolidated financial statements as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the adoption of Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, effective on January 1, 2006). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Under the Securities Act, we have filed with the SEC a Form S-1 registration statement for the shares of common stock available in this offering, and we have also filed with the SEC corresponding exhibits and schedules. This prospectus, which constitutes a part of the registration statement, does not contain all of the information that is contained in the registration statement or any of the corresponding exhibits and schedules that we filed with the registration statement. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and to our corresponding filed exhibits and schedules. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by the full text of such contract or other document that we filed as an exhibit to the registration statement. Without charge, you can inspect a copy of our registration statement and our corresponding filed exhibits and schedules at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and you can also receive copies of all or any part of our registration statement from the SEC’s offices upon paying the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an internet web site that contains reports, proxy statements, information statements, and other information about registrants that file electronically with the SEC. The SEC internet website address is www.sec.gov.

Upon this offering’s completion, we will be subject to the information reporting requirements of the Exchange Act, and we intend to file reports, proxy statements, and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
NextG Networks, Inc.:

We have audited the accompanying consolidated balance sheets of NextG Networks, Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NextG Networks, Inc. and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006.

/s/ Deloitte & Touche LLP

San Jose, California
March 28, 2008

NEXTG NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007, AND MARCH 31, 2008 (UNAUDITED)

				Pro Forma
	December 31,		March 31,	March 31, 2008
	2006	2007	2008	(See Note 1)
			(unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,562,196	$64,869,947	$38,870,704
Restricted cash — current	10,000	10,000	345,000
Short-term investments	1,450,650	2,001,340	1,004,060
Accounts receivable — net of allowance of zero, $97,515, and $61,658 in December 31, 2006 and 2007, and March 31, 2008 (unaudited), respectively	3,263,477	7,458,348	21,175,041
Prepaid expenses and other current assets	571,879	578,277	728,314

Total current assets	21,858,202	74,917,912	62,123,119
NETWORK ASSETS — Net	46,060,129	75,496,196	77,538,585
CONSTRUCTION IN PROGRESS — Network assets	10,232,928	56,382,835	86,513,161
PROPERTY AND EQUIPMENT — Net	487,138	1,063,815	1,075,504
INTANGIBLE ASSETS — Net	889,894	575,813	497,293
OTHER NONCURRENT ASSETS	13,142	—	1,575,799

TOTAL	$79,541,433	$208,436,571	$229,323,461

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,361,374	$12,448,060	$11,622,099
Accrued compensation and benefits	472,862	500,906	535,732
Other current liabilities	432,416	7,080,066	3,606,822
Deferred revenue — current	6,193,429	9,859,604	11,939,305
Bank loan — current	—	10,000,000	—

Total current liabilities	12,460,081	39,888,636	27,703,958
DEFERRED REVENUE	55,362,654	131,682,855	156,518,202

Total liabilities	67,822,735	171,571,491	184,222,160

COMMITMENTS AND CONTINGENCIES (Note 7)
STOCKHOLDERS’ EQUITY:
Preferred stock — Series A, $0.001 par value — authorized, 6,012,025 shares; issued and outstanding, 5,906,472 shares at December 31, 2006 and 2007 and March 31, 2008 (unaudited); total liquidation preference of $10,631,650; no shares issued and outstanding pro forma (unaudited)	5,907	5,907	5,907	—
Preferred stock — Series B, $0.001 par value — authorized, issued, and outstanding, 8,793,497 shares at December 31, 2006 and 2007 and March 31, 2008 (unaudited); total liquidation preference of $26,028,751; no shares issued and outstanding pro forma (unaudited)	8,794	8,794	8,794	—
Preferred stock — Series C, $0.001 par value — authorized, 3,750,000 shares; issued and outstanding, 2,503,957 shares at December 31, 2007 and 3,031,105 shares at March 31, 2008 (unaudited); total liquidation preference of $39,900,054 at December 31, 2007 and $48,300,052 at March 31, 2008 (unaudited); no shares issued and outstanding pro forma (unaudited)	—	2,504	3,031	—
Common stock, $0.001 par value — authorized, 40,000,000 shares; issued and outstanding 7,478,659, 8,110,221, and 8,235,221 shares at December 31, 2006 and 2007 and March 31, 2008 (unaudited), respectively; 25,966,295 shares issued and outstanding pro forma (unaudited)	7,478	8,109	8,234	25,966
Additional paid-in capital	32,531,211	62,952,194	71,854,456	71,854,456
Accumulated other comprehensive income	1,281	880	2,221	2,221
Accumulated deficit	(20,835,973)	(26,113,308)	(26,781,342)	(26,781,342)

Total stockholders’ equity	11,718,698	36,865,080	45,101,301	45,101,301

TOTAL	$79,541,433	$208,436,571	$229,323,461

See notes to consolidated financial statements.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, AND 2007, AND
THREE MONTHS ENDED MARCH 31, 2007 AND 2008 (UNAUDITED)

				Three Months
	Years Ended December 31,			Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)

REVENUE	$4,608,982	$6,693,182	$14,223,655	$2,975,220	$4,465,347

OPERATING EXPENSES:
Cost of operations	210,422	2,163,947	3,486,686	643,099	852,584
Depreciation and amortization of network assets	2,123,330	2,680,986	7,552,943	1,613,953	2,243,924
Sales and marketing	3,047,718	3,208,949	3,332,191	858,218	851,508
Research and development	650,243	899,958	505,814	133,059	124,741
General and administrative	4,284,406	4,762,882	4,994,649	1,073,301	1,148,292
Depreciation of property and equipment	231,305	298,237	426,089	73,061	140,186

Total operating expenses	10,547,424	14,014,959	20,298,372	4,394,691	5,361,235

OPERATING LOSS	(5,938,442)	(7,321,777)	(6,074,717)	(1,419,471)	(895,888)
INTEREST INCOME AND OTHER, NET	704,999	921,912	993,762	190,233	332,907
INTEREST EXPENSE	(35,756)	(3,661)	(196,380)	(111,105)	(105,053)

LOSS BEFORE INCOME TAXES	(5,269,199)	(6,403,526)	(5,277,335)	(1,340,343)	(668,034)
PROVISION FOR INCOME TAXES	—	—	—	—	—

NET LOSS	$(5,269,199)	$(6,403,526)	$(5,277,335)	$(1,340,343)	$(668,034)

Net loss per share available to common stockholders — basic and diluted	$(0.72)	$(0.87)	$(0.66)	$(0.17)	$(0.08)

Weighted average common shares outstanding	7,276,227	7,338,649	7,958,664	7,672,409	8,208,138
Pro forma basic and diluted net loss per share (see Note 2)			$(0.23)		$(0.03)

Weighted average common shares used to compute pro forma basic and diluted net loss per share			22,728,187		25,791,945

See notes to consolidated financial statements.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, AND 2007, AND THREE MONTHS ENDED MARCH 31, 2008 (UNAUDITED)

	Series A		Series B		Series C				Additional	Other		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Equity

BALANCE — January 1, 2005	5,906,472	$5,907	7,787,162	$7,787	—	$—	7,173,376	$7,173	$29,380,757	$—	$(9,163,248)	$20,238,376
Employee option exercises							83,226	83	14,897			14,980
Issuance of Series B preferred stock — less issuance costs of $1,575			506,757	507					1,497,919			1,498,426
Issuance of common stock in acquisition of assets							60,599	61	36,299			36,360
Issuance of Series B preferred stock in acquisition of assets			499,578	500					1,478,251			1,478,751
Issuance of stock options in acquisition of assets									14,578			14,578
Compensation related to stock options granted to nonemployees									14,254			14,254
Comprehensive loss:
Net loss											(5,269,199)	(5,269,199)
Unrealized gain										14,470		14,470

Comprehensive loss												(5,254,729)

BALANCE — December 31, 2005	5,906,472	5,907	8,793,497	8,794	—	—	7,317,201	7,317	32,436,955	14,470	(14,432,447)	18,040,996
Employee option exercises							161,458	161	31,526			31,687
Stock compensation expense									62,730			62,730
Comprehensive loss:
Net loss											(6,403,526)	(6,403,526)
Unrealized loss										(13,189)		(13,189)

Comprehensive loss												(6,416,715)

BALANCE — December 31, 2006	5,906,472	5,907	8,793,497	8,794	—	—	7,478,659	7,478	32,531,211	1,281	(20,835,973)	11,718,698
Employee option exercises							631,562	631	205,668			206,299
Stock compensation expense									313,357			313,357
Issuance of Series C preferred stock — less issuance costs of $101,495					2,503,957	2,504			33,146,046			33,148,550
Dividend declared									(3,244,088)			(3,244,088)
Comprehensive loss:
Net loss											(5,277,335)	(5,277,335)
Unrealized loss										(401)		(401)

Comprehensive loss												(5,277,736)

BALANCE — December 31, 2007	5,906,472	5,907	8,793,497	8,794	2,503,957	2,504	8,110,221	8,109	62,952,194	880	(26,113,308)	36,865,080
Employee option exercises*							125,000	125	22,620			22,745
Stock compensation expense*									199,319			199,319
Issuance of Series C preferred stock*					527,148	527			6,999,471			6,999,998
Issuance of preferred stock warrants for line of credit facility*									1,680,852			1,680,852
Comprehensive loss:*
Net loss*											(668,034)	(668,034)
Unrealized gain*										1,341		1,341

Comprehensive loss*												(666,693)

BALANCE — March 31, 2008*	5,906,472	$5,907	8,793,497	$8,794	3,031,105	$3,031	8,235,221	$8,234	$71,854,456	$2,221	$(26,781,342)	$45,101,301

*	Unaudited

See notes to consolidated financial statements.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, AND 2007, AND
THREE MONTHS ENDED MARCH 31, 2007 AND 2008 (UNAUDITED)

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,269,199)	$(6,403,526)	$(5,277,335)	$(1,340,343)	$(668,034)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,354,635	2,979,223	7,979,032	1,687,014	2,384,109
Loss on disposal of property and equipment	—	—	15,985	—	—
Provision (benefit) for doubtful accounts	(15,860)	—	97,515	—	(35,857)
Stock compensation expense	14,254	31,479	116,142	17,535	79,732
Noncash interest expense	14,774	—	—	—	105,053
Changes in operating assets and liabilities:
Accounts receivable	4,167,842	(3,062,953)	(4,292,386)	(2,509,878)	(13,680,836)
Prepaid expenses and other current assets	(308,943)	53,445	(6,398)	281,768	(150,037)
Other noncurrent assets	—	—	13,142	—	—
Accounts payable	143,361	377,810	2,386,964	(572,826)	(2,394,636)
Accrued compensation and benefits	71,222	127,894	28,044	(98,153)	34,826
Other current liabilities	(432,563)	(24,328)	1,102,247	303,664	1,274,409
Deferred revenue	6,368,792	37,142,355	79,986,376	6,830,764	26,915,047

Net cash provided by operating activities	7,108,315	31,221,399	82,149,328	4,599,545	13,863,776

CASH FLOWS FROM INVESTING ACTIVITIES:
Cost of network constructions	(7,557,924)	(34,674,331)	(75,658,637)	(20,108,172)	(34,112,595)
Purchases of property and equipment	(300,723)	(238,917)	(986,698)	(51,574)	(192,700)
Acquisition of assets and related costs	(584,943)	—	—	—	—
Restricted cash	35,000	10,000	—	—	(335,000)
Purchases of short-term investments	(11,104,397)	(7,255,869)	(2,989,475)	(514,866)	(1,004,060)
Proceeds from sales of short-term investments	6,327,699	11,053,198	2,438,384	1,450,650	2,002,681

Net cash used in investing activities	(13,185,288)	(31,105,919)	(77,196,426)	(19,223,962)	(33,641,674)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred stock — Series B — net	1,498,426	—	—	—	—
Proceeds from issuance of preferred stock — Series C — net	—	—	33,148,550	—	6,999,998
Proceeds from bank loan	—	—	10,000,000	10,000,000
Payment of bank loan	—	—	—	—	(10,000,000)
Payment of dividends	—	—	—	—	(3,244,088)
Proceeds from exercise of stock options	14,980	31,687	206,299	120,000	22,745
Repayments of long-term debt	(281,813)	—	—	—	—

Net cash provided by (used in) financing activities	1,231,593	31,687	43,354,849	10,120,000	(6,221,345)

(Continued)

NEXTG NETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

				Three Months Ended
	Year Ended December 31,			March 31,
	2005	2006	2007	2007	2008
				(unaudited)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(4,845,380)	$147,167	$48,307,751	$(4,504,417)	$(25,999,243)
CASH AND CASH EQUIVALENTS — Beginning of period	21,260,409	16,415,029	16,562,196	16,562,196	64,869,947

CASH AND CASH EQUIVALENTS — End of period	$16,415,029	$16,562,196	$64,869,947	$12,057,779	$38,870,704

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for interest	$20,983	$3,661	$806,585	$186,666	$15,556

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of computers and equipment paid after the period-end	$—	$37,618	$69,670	$16,620	$28,846

Cost of network constructions paid after the period-end	$1,097,061	$4,481,155	$11,450,140	$4,799,550	$12,593,473

Fixed assets acquired in exchange of capital stock	$178,925	$—	$—	$—	$—

Intangible asset acquired in exchange of capital stock	$1,465,706	$—	$—	$—	$—

Issuance of common stock in acquisition of assets	$36,360	$—	$—	$—	$—

Issuance of stock option in acquisition of assets	$14,578	$—	$—	$—	$—

Issuance of preferred stock warrants for line of credit facility	$—	$—	$—	$—	$1,680,852

(Concluded)

See notes to consolidated financial statements.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2006, AND 2007, AND
THREE MONTHS ENDED MARCH 31, 2007 AND 2008 (UNAUDITED)

1.	BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NextG Networks, Inc. (the “Company”) is a provider of wireless infrastructure solutions that enhance network coverage, capacity, and performance for wireless carriers in the United States. The Company provides these wireless solutions by designing, permitting, building, operating, and managing distributed antenna systems, (“DAS”). The DAS systems are deployed by attaching individual radio-frequency equipment to existing public-rights-of-way infrastructure, such as utility poles and street lights, and then connecting the DAS sites to a wireless carrier’s network using high-capacity fiber-optic cables. The Company has legally-enforceable rights under the Telecommunications Act of 1996 to attach its fiber and equipment to DAS sites on existing public-right-of-way infrastructure on fair, reasonable, and non-discriminatory terms in 31 states. The DAS systems are deployed in areas where zoning restrictions, space constraints, local community resistance, or topographic barriers might otherwise delay, restrict, or prevent building or expanding traditional wireless sites, such as towers and rooftop sites.

Basis of Presentation — The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany accounts and transactions.

Unaudited Interim Financial Information — The accompanying consolidated balance sheet as of March 31, 2008, the consolidated statements of operations and cash flows for the three months ended March 31, 2007 and 2008 and the consolidated statements of stockholders’ equity for the three months ended March 31, 2008 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2007 and 2008. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three-month periods are unaudited. The results of the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for the year ending December 31, 2008 or for any other interim period or for any other future year.

Unaudited Pro Forma Balance Sheet Data — If the initial public offering is completed under the presently anticipated terms, all of the Company’s convertible preferred stock outstanding as of March 31, 2008, will automatically convert into 17,731,074 shares of common stock and all outstanding warrants to purchase convertible preferred stock will either become warrants to purchase common stock or be exercised on a cashless basis resulting in the net issuance of common stock upon the closing of the offering. Certain unaudited pro forma balance sheet data, as adjusted for the assumed conversion of the convertible preferred stock is set forth on the accompanying consolidated balance sheet as of March 31, 2008. Shares of the Company’s common stock issuable upon the exercise of outstanding warrants, including as a result of the exercise on a cashless basis of certain of these warrants prior to the closing of this offering, are not reflected in the accompanying pro forma balance sheet data.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates, and such differences could be material to the accompanying consolidated financial statements. These estimates and assumptions include the collectibility of accounts receivable; recoverability of network assets and property, plant, and equipment; determination of fair value of stock awards issued and stock-based compensation; realizability of deferred income tax assets; accruals; and other factors.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents — All highly liquid debt investments purchased with a remaining maturity of three months or less are considered cash and cash equivalents.

Restricted Cash — Restricted cash represents amounts held as collateral for the bonds required by municipalities or utilities in the event of default.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents, short-term investments, and trade receivables. The Company invests cash, which is not required for immediate operating needs, primarily in highly liquid investment-grade instruments that bear minimal risk. The Company is exposed to credit risk in the event of default by the financial institutions or issuers of investments to the extent of amounts recorded on the balance sheets.

For the years ended December 31, 2005, 2006, and 2007, and three months ended March 31, 2007 and 2008 (unaudited), the following customers accounted for more than 10% of revenue:

	Years Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)

Customer A	92%	87%	46%	51%	40%
Customer B	—	5	34	39	27
Customer C	—	—	10	—	23

The following customers accounted for more than 10% of accounts receivable and deferred revenue at December 31, 2006 and 2007, and March 31, 2008:

	December 31,				March 31,
	2006		2007		2008
	Accounts	Deferred	Accounts	Deferred	Accounts	Deferred
	Receivable	Revenue	Receivable	Revenue	Receivable	Revenue
					(Unaudited)

Customer A	18%	32%	14%	17%	2%	15%
Customer B	34	39	60	19	2	16
Customer C	12	19	22	57	84	63
Customer D	23	4	—	2	1	2
Customer E	13	4	4	4	11	4

Short-Term Investments — Short-term investments consist of corporate debt and equity securities. Corporate debt securities mature between three and 12 months. All of the Company’s debt and marketable equity securities are classified as available for sale. These securities are carried at fair value with the unrealized gains and losses, net of taxes, reported as a component of stockholders’ equity.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s available-for-sale securities recorded as cash and cash equivalents or short-term investments at December 31, 2006 and 2007, and March 31, 2008 (unaudited), are as follows:

		Unrealized		Cash and
		Gains	Recorded	Cash	Short-Term
	Cost Basis	(Losses)	Basis	Equivalents	Investments

At December 31, 2006:
Cash	$426,570	$—	$426,570	$426,570	$—
CD and money market funds	10,580,249	—	10,580,249	10,580,249	—
Commercial paper	5,478,006	943	5,478,949	5,180,452	298,497
Corporate notes and bonds	375,229	(304)	374,925	374,925	—
U.S. government securities	1,151,511	642	1,152,153	—	1,152,153

Total	$18,011,565	$1,281	$18,012,846	$16,562,196	$1,450,650

At December 31, 2007:
Cash	$363,076	$—	$363,076	$363,076	$—
CD and money market funds	56,326,911	—	56,326,911	56,326,911	—
Commercial paper	996,415	(15)	996,400	996,400	—
Corporate notes and bonds	999,868	(88)	999,780	—	999,780
U.S. government securities	8,184,137	983	8,185,120	7,183,560	1,001,560

Total	$66,870,407	$880	$66,871,287	$64,869,947	$2,001,340

At March 31, 2008 (Unaudited):
Cash	$1,382,854	$—	$1,382,854	$1,382,854	$—
CD and money market funds	28,246,139	—	28,246,139	28,246,139	—
Commercial paper	6,645,770	(1,219)	6,644,551	6,644,551	—
U.S. government securities	3,597,780	3,440	3,601,220	2,597,160	1,004,060

Total	$39,872,543	$2,221	$39,874,764	$38,870,704	$1,004,060

Revenue Recognition — Revenue is recognized on a monthly basis over the fixed term of the customer contract. The typical customer contract involves construction of the DAS system and monthly transport services over the contract term. The construction period is generally one year. Under the contracts, the Company receives initial capital payments and payments for equipment sales during the construction period. These payments are included in deferred revenue when received, and then, upon deployment of a constructed DAS system, recognized as revenue ratably over the contract term. Upon completing construction and deploying the DAS system, the Company receives monthly payments over the entire contract term with the monthly rates generally increasing 3% annually. The monthly payments are recognized in the period to which the payment relates. The Company recognizes revenue for these contracts under Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition (“SAB No. 104”) and the Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. These contracts include three elements — capital payments during the construction year, equipment sales, and monthly transport services. These elements do not qualify for treatment as separate units of accounting under EITF No. 00-21 as the delivered items have no separable value on a stand-alone basis, and there is no objective evidence of fair value of the undelivered elements. Therefore, revenue under these contracts is deferred and recognized over the contractual life, which ranges from five to 15 years. Our revenue also includes on-going maintenance and time-and-material maintenance fees, which are recognized as the services are rendered.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cost of Operations — Cost of operations is primarily composed of costs related to fiber ownership, cost of maintaining our network assets, and, in certain circumstances, maintaining our customers’ equipment attached to our DAS-system assets, costs of network monitoring, salaries and benefits of monitoring and maintenance personnel, and allocated overhead.

Network Assets — Network assets represent fiber assets owned by the Company and deferred cost of customer equipment associated with designing and building each operable DAS system. The fiber assets are depreciated and deferred cost of customer equipment is amortized over the term of the customer contract, which ranges from five to 15 years.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, and the cost is amortized over the estimated useful lives of the respective assets, generally three years.

Construction in Progress — Construction in progress includes costs to design and build network assets, which are not yet completed.

Intangible Assets — Intangible assets consist of patents that are amortized using the straight-line method over their estimated period of benefit, which is 4.7 years. The Company evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or indicate that impairment exists. All recorded intangible assets are subject to amortization. No impairments of intangible assets have been identified.

Other Non-Current Assets — Other assets include net deferred financing costs of $1,575,799 (unaudited) as of March 31, 2008 and zero as of December 31, 2007 and 2006. (see Note 8).

Income Taxes — The consolidated financial statements reflect provisions for federal, state, and local income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on January 1, 2007. See Note 10 to the Company’s consolidated financial statements.

Advertising Expense — The Company expenses the costs of advertising as incurred. Advertising expense was $25,622, $57,528, $27,073, and $6,190 and $330 for the years ended December 31, 2005, 2006, and 2007, and three months ended March 31, 2007 and 2008 (unaudited), respectively.

Stock-Based Compensation — Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), Share-Based Payment, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair values recognized over the requisite service period. Prior to adoption of FASB Statement No. 123(R), the Company accounted for stock-based compensation awards issued to its employees using the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and complied with the disclosure requirements of FASB Statement No. 123, Accounting for Stock-Based Compensation. The Company accounts for stock-based awards

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to non-employees in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services, and FASB Statement No. 123(R).

The Company adopted FASB Statement No. 123(R) using the prospective transition method, which is applied to new awards and to awards modified, repurchased, or canceled after the adoption date of January 1, 2006. For options granted on or after January 1, 2006, and valued in accordance with FASB Statement No. 123(R), the Company uses the straight-line method for expense attribution.

The fair value of options granted on or after January 1, 2006, is estimated on the grant date using the Black-Scholes option valuation model. This valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock, an assumed risk-free interest rate, and the estimated forfeitures of unvested stock options. To the extent actual results differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. The Company uses the simplified calculation of expected life described in SAB No. 107 and volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are based on the Company’s historical experience.

Accounting for Impairment of Long-Lived Assets — The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

Net Loss per Share — Basic and diluted net loss per share is presented in accordance with SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing consolidated net loss by the weighted average number of shares of common stock outstanding during each period. Diluted net loss per share includes the impact of the Company’s outstanding potential shares of common stock, such as outstanding common stock options, redeemable convertible preferred stock and warrants to purchase redeemable convertible preferred stock. The Company’s potentially dilutive securities are not included in the computation of diluted net loss per share when the result would be anti-dilutive.

Comprehensive Income (Loss) — Comprehensive income (loss) is reported in the accompanying consolidated statements of stockholders’ equity and comprehensive loss as a component of accumulated deficit and consists of net income (loss) and other gains and losses affecting stockholders’ equity that, under GAAP, are excluded from net income (loss). For the years ended December 31, 2005, 2006, and 2007, the Company’s comprehensive loss comprises net loss and unrealized gain (loss) on investments.

Fair Value of Financial Instruments  — The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable, certain other accrued liabilities, and debt. The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, other accrued liabilities, and short-term bank borrowings approximate their fair values due to the short-term nature of those instruments.

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 also requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model. SFAS No. 157 is effective for the current fiscal year and was adopted by the company as of January 1, 2008. The adoption of SFAS No. 157 on the Company’s assets and liabilities did not have a significant impact on the Company’s financial statements.

In February 2008, the FASB issued FSP No. 157-2 that delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value in situations in which they are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Company did not elect the fair value option for any of its financial instruments, therefore the adoption of SFAS No. 159 did not impact the consolidated financial statements.

Recently Issued Accounting Standards — In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), Business Combinations and FASB Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements — an amendment of ARB No. 51. FASB Statement No. 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FASB Statement No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. FASB Statement No. 141(R) and No. 160 are effective for the Company beginning January 1, 2009. Early adoption is not permitted. The Company is evaluating the impact of FASB Statement No. 141(R) and No. 160 on its consolidated financial statements. In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP No. FAS 142-3”). FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP No. FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact that FSP No. FAS 142-3 will have on its results of operations, financial position, or cash flows.

On May 9, 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Any effect of applying the provisions of SFAS 162 is to be reported as a change in accounting principle in accordance with SFAS No. 154, Accounting Changes and Error Corrections. The Company will adopt SFAS 162 once it is effective and is currently evaluating the effect that the adoption will have on its consolidated financial statements.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications — Certain amounts in the statement of operations have been reclassified for improved presentation.

2.	NET LOSS PER COMMON SHARE AND UNAUDITED PRO FORMA NET LOSS PER COMMON SHARE

Historical — Basic net loss per share is computed by dividing consolidated net loss by the weighted average number of vested common shares outstanding during each period. The Company’s potentially dilutive shares, which include outstanding common stock options, convertible preferred stock and warrants to purchase convertible preferred stock, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

The following details the calculation of net loss per share for the periods presented:

				Three Months Ended
	Year Ended December 31,			March 31,
	2005	2006	2007	2007	2008
				(unaudited)

Numerator — net loss available to common stockholders	$(5,269,199)	$(6,403,526)	$(5,277,335)	$(1,340,343)	$(668,034)

Denominator:
Weighted average common shares outstanding	7,276,227	7,338,649	7,958,664	7,672,409	8,208,138
Net loss per share available to common stockholders — basic and diluted	$(0.72)	$(0.87)	$(0.66)	$(0.17)	$(0.08)

The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

	December 31,			March 31,
	2005	2006	2007	2007	2008
				(unaudited)

Convertible preferred stock	14,699,969	14,699,969	17,203,926	14,699,969	17,731,074
Stock options outstanding	2,474,538	2,749,538	3,089,955	2,607,976	3,220,924
Warrants to purchase convertible preferred stock	105,553	105,553	105,553	105,553	331,474

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Pro Forma Net Loss per Share — In June 2008, the Board authorized management to file a registration statement with the SEC in order for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the presently anticipated terms, all of the Series A, Series B and Series C convertible preferred stock outstanding at the time of the offering will automatically convert into 17,731,074 shares of common stock.

	Year Ended	Three Months
	December 31,	Ended March 31,
	2007	2008
	(unaudited)

Numerator — net loss available to common stockholders	$(5,227,335)	$(668,034)

Denominator:
Weighted average common shares outstanding	7,958,664	8,208,138
Pro forma adjustment to reflect assumed weighted average conversion of convertible preferred stock to common stock	14,769,523	17,583,807

Weighted average common shares used to compute pro forma basic and diluted net loss per share	22,728,187	25,791,945

Pro forma basic and diluted net loss per share	$(0.23)	$(0.03)

3.	NETWORK ASSETS

Network assets which consist of fiber assets that are owned by the Company and deferred cost of customer equipment at December 31, 2006 and 2007, and March 31, 2008 (unaudited) consisted of the following:

	December 31,		March 31,
	2006	2007	2008
			(unaudited)

Fiber assets	$35,150,340	$67,823,634	$70,356,057
Deferred cost of customer equipment	15,369,486	19,371,123	21,046,492

Total network assets	50,519,826	87,194,757	91,402,549
Less accumulated depreciation	(2,922,392)	(8,434,271)	(10,085,541)
Less accumulated amortization	(1,537,305)	(3,264,290)	(3,778,423)

Total accumulated depreciation and amortization	(4,459,697)	(11,698,561)	(13,863,964)

Total	$46,060,129	$75,496,196	$77,538,585

Network assets depreciation and amortization totaled $1,861,597, $2,366,906, $7,238,862, $1,535,433, and $2,165,403 for the years ended December 31, 2005, 2006, and 2007, and the three months ended March 31, 2007 and 2008 (unaudited), respectively.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2006 and 2007, and March 31, 2008 (unaudited) consisted of the following:

	December 31,		March 31,
	2006	2007	2008
			(unaudited)

Computers and equipment	$740,705	$1,526,911	$1,648,955
Software	386,153	601,645	631,476

Total property and equipment	1,126,858	2,128,556	2,280,431
Less accumulated depreciation	(639,720)	(1,064,741)	(1,204,927)

Property and equipment — net	$487,138	$1,063,815	$1,075,504

Depreciation expense totaled $231,305, $317,599, $426,089, and $73,061 and $140,185 for the years ended December 31, 2005, 2006, and 2007, and three months ended March 31, 2007 and 2008 (unaudited), respectively.

5.	INTANGIBLE ASSETS

Intangible assets at December 31, 2006 and 2007, and March 31, 2008 (unaudited), consisted of the following:

	December 31,		March 31,
	2006	2007	2008
			(unaudited)

Patents — gross carrying amount	$1,465,706	$1,465,706	$1,465,707
Less accumulated amortization	(575,812)	(889,893)	(968,414)

Total	$889,894	$575,813	$497,293

Intangible assets amortization totaled $261,733, $314,080, $314,081, and $78,520 and $78,521 for the years ended December 31, 2005, 2006, and 2007, and three months ended March 31, 2007 and 2008 (unaudited), respectively.

The estimated future amortization expense at December 31, 2007 is as follows:

Year Ending December 31

2008	$314,080
2009	261,733

Total	$575,813

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	OTHER CURRENT LIABILITIES

Other current liabilities at December 31, 2006 and 2007, and March 31, 2008 (unaudited), consisted of the following:

	December 31,		March 31,
	2006	2007	2008
			(unaudited)

Network assets accruals	$144,698	$2,446,013	$1,979,902
Accrued expenses and others	287,718	1,389,965	1,626,920
Dividend payable	—	3,244,088	—

Total	$432,416	$7,080,066	$3,606,822

On December 20, 2007, the Company’s Board of Directors declared, and set aside for payment, a cash dividend equal to $0.40 per share of common stock, which was paid on January 9, 2008.

7.	COMMITMENTS AND CONTINGENCIES

Lease Commitments — The Company leases certain office space under operating leases that expire over various terms in 2008 and 2009. Future minimum lease payments under the operating leases at December 31, 2007, are as follows:

Year Ending December 31

2008	$532,655
2009	247,253

Total	$779,908

Rent expense totaled $177,646, $138,309, $156,631, and $41,968 and $44,142 for the years ended December 31, 2007, 2006, and 2005, and three months ended March 31, 2007 and 2008, respectively.

Purchase Commitments — At December 31, 2007, the Company had purchase commitments in the amount of $19.4 million that were not included in the consolidated balance sheet at that date. Purchase commitments mainly represent the purchase order commitments for DAS-system equipment.

Legal Contingencies — The Company is a party to various legal proceedings that arise in the normal course of business. In the opinion of management, the ultimate disposition of these proceedings will not have a material adverse effect on its consolidated financial position, liquidity, or results of operations.

8.	BORROWINGS

In November 2005, the Company entered into a three-year revolving line of credit providing for borrowings up to $15,000,000 at an interest rate equal to 0.25 percentage points (25 basis points) below the prime rate (8.25% at December 31, 2006) or equal to 2.5 percentage points (250 basis points) above LIBOR. There were no borrowings against this line as of December 31, 2006. The line was collateralized by substantially all of the Company’s assets. In February 2007, the Company borrowed $10,000,000 under this facility at an average interest rate of 7.8%. In January 2008, the Company repaid the loan amount and canceled the facility.

In January 2008, the Company entered into a line of credit facility with two banks, whereby the Company may draw upon a $50,000,000 term loan facility and a $10,000,000 revolving loan facility. The term loan bears interest rate equal to the prime rate plus 0.50% and revolving loan bears interest rate equal to the prime rate minus 0.25%. The line of credit facility requires the Company to maintain certain financial ratios.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s ability to draw from the term loan and revolving loan facilities expires in December 2008 and January 2010, respectively. If the Company draws from the term loan facility, it will be repaid in 48 installments commencing in January 2009. The line is collateralized by substantially all of the Company’s assets. As of March 31, 2008, the Company has utilized $6,655,000 of the revolving loan as collateral for completion bonds issued to municipalities and utilities in conjunction with DAS systems. As of March 31, 2008, the Company has not borrowed under the term loan.

In connection to the loan commitment entered in January 2008, the Company issued warrants to purchase 225,921 shares of Series C convertible preferred stock at an exercise price of $13.279 per share. The warrants are fully vested and expire in January 2015. The warrants were valued based on the Black-Scholes option pricing model using the following assumptions: risk-free interest rate 2.75%, contractual life of 7 years, volatility of 53%, and no dividend yield. The fair value of these warrants of $1,680,852 (unaudited) was recognized as a deferred financing cost and is being amortized to interest expense over the term of the facility. The Company recorded interest expense related to these warrants of $105,053 for the three months ended March 31, 2008. The unamortized balance of the deferred cost is $1,575,799 (unaudited) as of March 31, 2008. Future amortization of this deferred cost will be $315,160 (unaudited) for nine months ended December 31, 2008, $420,213 (unaudited) in 2009, $280,142 (unaudited) in 2010, $280,142 (unaudited) in 2011 and $280,142 (unaudited) in 2012. If there is no draw down from the term loan facility as of December 31, 2008, the remaining unamortized deferred financing cost of $1,120,586 (unaudited) will be expensed immediately.

The Company incurs interest costs. The amount of costs incurred, capitalized, and expensed for the years ended December 31, 2005, 2006, and 2007, and three months ended March 31, 2007 and 2008 (unaudited), respectively, consisted of the following:

				Three Months Ended
	Year Ended December 31,			March 31,
	2005	2006	2007	2007	2008
				(Unaudited)

Interest costs on debt obligations	$20,983	$3,661	$806,585	$186,666	$15,556
Amortization of deferred financing costs	14,773	—	—	—	105,053
Less: Capitalized — interest	—	—	(610,205)	(75,561)	(15,556)

Interest expense	$35,756	$3,661	$196,380	$111,105	$105,053

9.	STOCKHOLDERS’ EQUITY AND PREFERRED STOCK

Convertible Preferred Stock — In July 2004, the Company issued 7,787,162 shares of Series B preferred convertible stock at $2.96 per share. In February 2005, the Company issued additional 1,006,335 shares of Series B preferred convertible stock at $2.96 per share for cash and in connection with an asset acquisition. In December 2007, the Company issued 2,503,957 shares of Series C preferred convertible stock at $13.279 per share for cash.

In January and February 2008, the Company issued an additional 527,148 shares of Series C convertible preferred stock at $13.279 per share for gross cash proceeds of approximately $7,000,000.

Series A, B, and C preferred stockholders have the following rights, preferences, and privileges:

Voting — The holders of Series A, B, and C preferred convertible stock have the right to one vote per each share of common stock into which such preferred stock could then be converted.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dividends — The holders of Series A, B, and C preferred stock are entitled to receive noncumulative dividends at an annual rate of $0.1440, $0.2368, $1.0623 per share, respectively, when and if approved by the Board of Directors.

Conversion — The shares of convertible preferred stock are convertible at the option of the holders of a majority of then outstanding Series A and B preferred stock (voting together as if separate class and on an as-converted basis) and Series C preferred stock (voting as a separate class and on an as-converted basis) into shares of common stock of the Company at the original issue price per share, subject to adjustments for stock splits and dividends. Conversion is automatic upon the closing of an initial public offering with aggregate gross proceeds of at least $30,000,000 (before deducting underwriters’ discounts and commissions and expenses).

Liquidation — The liquidation preference per share of Series C convertible preferred stock is payable in preference to payments to Series A and B convertible preferred stock and common stock.

Upon liquidation of the Company, the holders of Series C preferred stock on a per share basis shall be entitled to receive out of the assets of the Company or out of the proceeds of such liquidation an amount equal to (1) 1.20 times the original issue price (which is $13.279) during the time period starting on December 20, 2007 through the anniversary date (“anniversary date”); (2) 1.25 times the original issue price during the time period starting on the first day after the anniversary date through the anniversary date’s three-month anniversary date; (3) 1.30 times the original issue price during the time period starting on the first day after the anniversary date’s three-month anniversary date through the anniversary date’s six-month anniversary date; (4) 1.35 times the original issue price during the time period starting on the first day after the anniversary date’s six-month anniversary date through the anniversary date’s nine-month anniversary date; and (5) 1.40 times the original issue price during the time period after the anniversary date’s nine-month anniversary date, plus in each case, all declared but unpaid dividends, if any.

After payment to the holders of Series C preferred stock, the holders of Series A and B preferred stock shall be entitled to receive out of net available funds and assets an amount per share equal to $1.80 and $2.96, respectively, on a parity as to the receipt of the respective preferential amounts for each such series upon the occurrence of the liquidation event.

After payment to the holders of Series C and Series A and B preferred stock, any remaining assets and funds are to be distributed ratably among the holders of common stock based on the number of shares of common stock held by each stock. The preferred stockholders will not be entitled to be converted into common stock shares to participate in any distribution, without first foregoing participation in the distribution, as preferred stock shares.

A merger, reorganization, or sale of all, or substantially all, of the assets of the Company in which the stockholders receive distributions in cash or securities as a result of the transaction that results in the transfer of 50% or more of the outstanding voting power of the Company shall be deemed to be a liquidation, dissolution, or winding-up of the Company.

Reserved Shares — As of December 31, 2007, the Company has reserved shares of authorized common stock for future issuance as follows:

Common stock options	3,697,378
Preferred (Series A) issued and outstanding	5,906,472
Preferred (Series B) issued and outstanding	8,793,497
Preferred (Series C) issued and outstanding	2,503,957
Preferred stock warrants, expiring from 2012 to 2015	331,474

Total	21,232,778

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001 Stock Option Plan — In April 2001, the Company’s Board of Directors adopted and approved the 2001 Stock Option Plan (the “Plan”). Under the Plan, the Board of Directors may issue incentive stock options to employees, including officers and members of the Board of Directors who are also employees, and nonstatutory stock options to employees, officers, directors, consultants, and advisors of the Company. Under the Plan, incentive options to purchase the Company’s common shares may be granted to employees at prices not lower than fair value at the date of grant as determined by the Board of Directors. Nonstatutory options may be granted to key employees, including directors and consultants, at prices not lower than 85% of the fair value at the date of grant as determined by the Board of Directors. Stock options granted to a stockholder owning more than 10% of the voting stock of the Company may be granted with an exercise price not less than 110% of the fair market value per share on the date of grant. Options have a term of 10 years, except in the case of an incentive stock option granted to an optionee who, at the time the option is granted, owns stock representing more than 10% of the voting stock of the Company, the term of the option shall be five years from the date of grant or such shorter term as may be provided in the option agreement. Options generally vest over four years.

Activity under the Plan is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Life (Years)	Value
				(In thousands)

Balance — January 1, 2007	2,749,538	$0.44
Options granted	1,425,000	1.01
Options exercised	(631,562)	0.33
Options canceled	(453,021)	0.61

Balance — December 31, 2007	3,089,955	0.70	7.67	$14,677
Options granted*	261,500	5.45
Options exercised*	(125,000)	0.18
Options canceled*	(5,531)	0.77

Balance — March 31, 2008*	3,220,924	1.11	7.91	$13,979

Exercisable — December 31, 2007	1,291,403	0.41	6.26	$6,509

Vested and expected to vest — December 31, 2007	2,697,222	0.70	7.26	$12,812

Exercisable — March 31, 2008*	1,313,565	0.46	6.39	$6,555

Vested and expected to vest — March 31, 2008*	2,812,008	1.11	7.91	$12,204

* Unaudited

At March 31, 2008 (unaudited), 351,454 options were available for future grant under the Plan.

The options granted weighted-average fair value was $0.12, $0.37, $1.89, and $0.35 (unaudited) and $2.90 (unaudited) per share for the years ended December 31, 2005, 2006, and 2007, and three months ended March 31, 2007 and 2008, respectively.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aggregate intrinsic value of options in the table above is the total pretax intrinsic value (i.e. the difference between the estimated fair value of the Company’s common stock on the balance sheet date and the exercise price, multiplied by the number of shares issuable upon exercise of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2007 and March 31, 2008. The aggregate intrinsic value of options exercised was approximately $34,955, $65,187, and $252,519 in the years ended December 31, 2005, 2006 and 2007, respectively

Stock-Based Compensation Expense — As discussed in Note 1, the Company adopted FASB Statement No. 123(R) effective January 1, 2006, using the prospective transition method. Under FASB Statement No. 123(R), the Company estimates the fair value of stock options granted after December 31, 2005, on the grant date using the Black-Scholes option pricing model and applies the straight-line method of expense attribution. The following assumptions are used to value stock options granted to employees: volatility of 62% in 2006, 55% in 2007, and 53% in March 31, 2008, the average risk-free interest rate of 4.7% in 2006, 3.3% in 2007, and 1.26% in March 31, 2008, the expected term of 6.25 years in 2006, 2007 and March 31, 2008, and the dividend rate is zero.

As a result of adopting FASB Statement No. 123(R), the Company recorded stock compensation expense of $28,874, $311,595, $43,054 (unaudited) and $199,319 (unaudited) for the years ended December 31, 2006 and 2007, and the three months ended March 31, 2007 and March 31, 2008, respectively.

As a result of adopting FASB Statement No. 123(R) on January 1, 2006, the Company’s net loss for the years ended December 31, 2006 and December 31, 2007 and for the three months ended March 31, 2007 and March 31, 2008 was $12,665, $88,627, $15,773 (unaudited) and $79,732 (unaudited), respectively, higher than if it had continued to account for employee stock-based compensation under APB 25.

As of March 31, 2008, there was approximately $2,915,254 of total unrecognized compensation cost related to nonvested stock options granted effective January 1, 2006, which is expected to be recognized over the weighted-average period of three years.

Options Issued to Consultants — The Company issued to consultants options to purchase 124,792 and 50,000 shares of common stock in exchange for current and future services during the years ended December 31, 2005 and 2006, respectively. There were no options issued to consultants for other periods. The options were valued using the Black-Scholes option-pricing model based on the following assumptions: weighted-average risk-free interest rate of 4.17% in 2005, 4.7% in 2006, 3.3% in 2007 and 1.26% in March 31, 2008; contractual life of 10 years; volatility of 62%; and no dividend yield. The fair value of these options is expensed over the vesting period, which generally vests over two years. Stock compensation costs were $14,254, $33,856, $1,762, and $1,762 (unaudited) and zero (unaudited) for the years ended December 31, 2005, 2006, and 2007, and three months ended March 31, 2007 and 2008, respectively.

Capitalization of Stock Compensation Expense — Of the above stock compensation expenses, zero, $31,251, $197,215, $27,281 and $119,587 were capitalized for the years ended December 31, 2005, 2006, and 2007, and three months ended March 31, 2007 and 2008, respectively, in construction in progress — network assets.

10.	INCOME TAXES

The Company has incurred net operating losses since inception. The Company has not reflected any benefit of such net operating loss carryforwards in the accompanying consolidated financial statements. No tax provision is considered for the three month periods ended March 31, 2007 and 2008, based on the estimated effective tax rates for the respective fiscal years including the impact of the change in valuation allowance.

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax expense benefit differed from the amount computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	December 31,
	2005	2006	2007

Income tax provision (benefit) at federal statutory rate	(34)%	(34)%	(34)%
Research and development credits	(2)%	(1)%	0%
State taxes, net of federal benefits	(6)%	0%	(9)%
Other	1%	1%	3%
Change in valuation allowance	41%	34%	40%

Total	0%	0%	0%

The components of net deferred income tax assets at December 31, 2007 and 2006, are as follows:

	December 31,
	2006	2007

Deferred tax assets:
Deferred revenues	$7,862,233	$15,436,079
Depreciation and amortization	190,960	272,838
Accruals and reserves recognized in different periods	101,079	176,745
Net operating loss carryforwards	16,238,832	35,583,908
Tax credit carryforwards	493,815	366,024

	24,886,919	51,835,594
Deferred tax liabilities:
Network assest and construction in progress	(16,788,901)	(41,657,037)

	8,098,018	10,178,557
Valuation allowance	(8,098,018)	(10,178,557)

Net deferred tax assets	$—	$—

Due to the uncertainty surrounding the realization of deductible tax attributes in future tax returns, the Company has fully reserved its net deferred tax assets as of December 31, 2007 and 2006.

As of December 31, 2007, the Company had federal and state net operating loss carryforwards of approximately $91,718,000 and $76,242,000, which begin to expire in 2022 and 2012, respectively.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Effective January 1, 2007, the Company adopted FIN No. 48. FIN No. 48 provides a comprehensive model for the recognition, measurement, and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under FIN No. 48, a company can recognize the benefit of an income tax position only if it is more likely than not that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established

NEXTG NETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consistent with jurisdictional tax laws. The cumulative effect of adopting FIN No. 48 is recorded as an adjustment to the opening balance of accumulated deficit on the adoption date. As a result of the implementation of FIN No. 48, the Company did not record any changes to the liability for unrecognized tax benefits related to tax positions taken in prior periods, and no corresponding change in accumulated deficit was recorded. Additionally, the Company did not make any reclassifications between current taxes payable and long-term taxes payable upon adoption of FIN No. 48.

At the adoption date of January 1, 2007, the Company had $178,000 of unrecognized tax benefits, none of which would affect its income tax expense if recognized to the extent that the Company continues to maintain a full valuation allowance against its deferred tax assets. There was no material change to the Company’s unrecognized tax benefits at December 31, 2007.

A reconciliation of the January 1, 2007 through December 31, 2007, amount of unrecognized tax benefits is as follows:

Beginning balance — January 1, 2007	$178,000
Increase of unrecognized tax benefits related to current year	10,000

Ending balance — December 31, 2007	$188,000

As of March 31, 2008, the Company has unrecognized tax benefits of approximately $188,000 (unaudited). There were no material changes in the amount of unrecognized tax benefits during the quarter ended March 31, 2008. The Company’s policy is to account for interest and penalties related to uncertain tax positions as a component of income tax provision. To date, the Company has incurred no such charges.

The Company files annual income tax returns in the U.S. federal jurisdiction, various U.S. state and local jurisdictions. The Company remains subject to tax authority review for all jurisdictions for all years.

11.	EMPLOYEE BENEFIT PLAN

The Company adopted a defined contribution retirement plan, which has been determined by the Internal Revenue Service (“IRS”) to be qualified as a 401(k) plan. It covers substantially all employees. It provides for voluntary tax deferred contributions of up to 25% of gross compensation, subject to certain IRS limitations. Based on approval by the Board of Directors, the Company may make matching contributions to the retirement plan. No contributions were made by the Company for the years ended December 31, 2007, 2006, and 2005.

12.	SEGMENT INFORMATION

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, established standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized as, and operates in, one reportable segment: wireless solutions by designing, permitting, building, operating and managing DAS systems. The Company’s chief operating decision-maker is its Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of evaluating financial performance and allocating resources. The Company has operations in North America. The Company’s assets are primarily located in the United States of America and not allocated to any specific region.

* * * * * *

Until          , 2008 (25 days after this offering begins), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

          Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Lehman Brothers

RBC Capital Markets

UBS Investment Bank

          , 2008

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

SEC Registration fee		$5,895
FINRA filing fee		15,500
Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Delaware General Corporation Law Section 145 authorizes our board to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

As permitted by Delaware General Corporation Law Section 102(b)(7), the registrant’s amended and restated certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for a breach of their fiduciary duty as directors and officers.

In addition, as permitted by Delaware General Corporation Law Section 145, the amended and restated bylaws of the registrant provide that:

•	The registrant will indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances in which indemnification is not required by law.

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer will undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	Under the amended and restated bylaws, the registrant will not be obligated to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors.

•	The rights conferred in the amended and restated bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Delaware General Corporation Law Section 145 and also provides for certain additional procedural protections. The registrant also maintains insurance to insure directors and officers against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2005, the registrant has issued the following unregistered securities:

1.	From January 1, 2005 through March 31, 2008, we granted to our employees and consultants options to purchase an aggregate of 2,967,538 shares of common stock under our 2001 Stock Plan at prices ranging from $0.60 per share to $5.45 per share for an aggregate purchase price of $3,623,673.

2.	From January 1, 2005 through March 31, 2008, we sold and issued to our employees and consultants an aggregate of 1,001,246 shares of common stock because of option exercises under our 2001 Stock Plan at prices ranging from $0.18 per share to $0.60 per share for an aggregate purchase price of $275,468.

3.	From December 20, 2007 through February 1, 2008, we issued and sold to 13 accredited investors an aggregate of 3,031,105 shares of our Series C preferred stock at a purchase price of $13.279 per share for an aggregate purchase price of $40,250,043.

4.	On January 10, 2008, we issued warrants to two accredited investors for an aggregate of 225,921 shares of our Series C preferred stock for a $13.2790 per-share exercise price.

We deemed that the securities issuances described above were exempt from registration under the Securities Act. With respect to items 1 and 2 above, such exemption relied on Rule 701 issued under Securities Act Section 3(b), as transactions relating to compensatory benefit plans and contracts relating to compensation. With respect to items 3 and 4 above, such exemption relied on Securities Act Section 4(2) by virtue of Regulation D, Rule 506, as transactions by an issuer not involving any public offering. The securities recipients in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and option agreements issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Amended and Restated Certificate of Incorporation of NextG Networks, Inc., to be in effect upon this offering’s completion.
3	.2*	Form of Amended and Restated Bylaws of the NextG Networks, Inc., to be in effect upon this offering’s completion.
4	.1*	Form of common stock certificate of NextG Networks, Inc.
4.2		Series C Amended and Restated Investor Rights Agreement, dated December 20, 2007, by and among NextG Networks, Inc. and certain stockholders, as amended.
5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1*	Form of Indemnification Agreement between NextG Networks, Inc. and each of its directors and executive officers.
10.2		2001 Stock Option Plan.
10.3		Form of Stock Option Agreement under the 2001 Stock Plan.
10	.4*	2008 Equity Incentive Plan.
10	.5*	Form of Stock Option Agreement under the 2008 Equity Incentive Plan.
10.6		Second Amended and Restated Executive Employment Agreement between NextG Networks, Inc. and John B. Georges, dated July 21, 2004.
10.7		Second Amended and Restated Executive Employment Agreement Employment Agreement between NextG Networks, Inc. and David M. Cutrer, dated July 21, 2004.
10.8		Offer Letter between NextG Networks, Inc. and Randall I. Bambrough, dated May 26, 2008.
10.9		Form of First Amended and Restated Change of Control Agreement, between NextG Networks, Inc. and its executive officers.
10.10		Lease Agreement for 2216 O’Toole Avenue, San Jose, California, between NextG Networks, Inc. and CarrAmerica Realty Operating Partnership, L.P., dated June 20, 2005.
10.11		First Amendment to Lease for 2216 O’Toole Avenue, San Jose, Californa, between NextG Networks, Inc. and Carr NP Properties, L.L.C., dated April 7, 2008.
10.12		Loan and Security Agreement among NextG Networks, Inc., NextG Networks of California, Inc., NextG Networks of NY, Inc., NextG Networks of Illinois, Inc., NextG Networks Atlantic, Inc., United Commercial Bank and EastWest Bank, dated January 10, 2008.
10	.13*‡	Master RF Transport Agreement between NextG Networks, Inc. and Cricket Communications, Inc., dated February 10, 2006.
10	.14*‡	Master RF Transport and Lease Agreement between NextG Networks, Inc. and MetroPCS Wireless, Inc., dated May 3, 2007.
10	.15*‡	FORNet Master Services Agreement between NextG Networks, Inc. and Nextel Operations, Inc., dated August 31, 2006.
10	.16*‡	First Amendment to FORNet Master Services Agreement between NextG Networks, Inc. and Nextel Operations, Inc., dated March 19, 2007.
10	.17*‡	FORNet Design and Installation Agreement between NextG Networks, Inc. and Nextel Operations, Inc., dated September 1, 2006.
21.1		Subsidiaries of NextG Networks, Inc.
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23	.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1).
24.1		Power of Attorney (contained in the signature page to this registration statement).
99.1		Consent of International Data Corporation, dated June 2, 2008.
99.2		Consent of CTIA — The Wireless Association, dated June 2, 2008.

*	To be filed by amendment.

‡	Confidential treatment will be requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Jose, State of California, on June 5, 2008.

NEXTG NETWORKS, INC.

By:	/s/ John B. Georges
John B. Georges
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints John B. Georges, Randall I. Bambrough and Hab Siam, and each of them, his true and lawful attorneys in fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Securities Act Rule 462(b), as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John B. Georges John B. Georges	Chief Executive Officer and Chairman (Principal Executive Officer)	June 5, 2008

/s/ Randall I. Bambrough Randall I. Bambrough	Chief Financial Officer (Principal Accounting and Financial Officer)	June 5, 2008

/s/ Scott S. Chou Scott S. Chou	Director	June 5, 2008

/s/ David M. Cutrer David M. Cutrer	Director	June 5, 2008

/s/ Scot B. Jarvis Scot B. Jarvis	Director	June 5, 2008

/s/ Joshua G. Revitz Joshua G. Revitz	Director	June 5, 2008

/s/ David B. Walrod David B. Walrod	Director	June 5, 2008

EXHIBIT INDEX

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Amended and Restated Certificate of Incorporation of NextG Networks, Inc., to be in effect upon this offering’s completion.
3	.2*	Form of Amended and Restated Bylaws of the NextG Networks, Inc., to be in effect upon this offering’s completion.
4	.1*	Form of common stock certificate of NextG Networks, Inc.
4.2		Series C Amended and Restated Investor Rights Agreement, dated December 20, 2007, by and among NextG Networks, Inc. and certain stockholders, as amended.
5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1*	Form of Indemnification Agreement between NextG Networks, Inc. and each of its directors and executive officers.
10.2		2001 Stock Option Plan.
10.3		Form of Stock Option Agreement under the 2001 Stock Plan.
10	.4*	2008 Equity Incentive Plan.
10	.5*	Form of Stock Option Agreement under the 2008 Equity Incentive Plan.
10.6		Second Amended and Restated Executive Employment Agreement between NextG Networks, Inc. and John B. Georges, dated July 21, 2004.
10.7		Second Amended and Restated Executive Employment Agreement Employment Agreement between NextG Networks, Inc. and David M. Cutrer, dated July 21, 2004.
10.8		Offer Letter between NextG Networks, Inc. and Randall I. Bambrough, dated May 26, 2008.
10.9		Form of First Amended and Restated Change of Control Agreement between NextG Networks, Inc. and its executive officers
10.10		Lease Agreement for 2216 O’Toole Avenue, San Jose, California, between NextG Networks, Inc. and CarrAmerica Realty Operating Partnership, L.P., dated June 20, 2005.
10.11		First Amendment to Lease for 2216 O’Toole Avenue, San Jose, Californa, between NextG Networks, Inc. and Carr NP Properties, L.L.C., dated April 7, 2008.
10.12		Loan and Security Agreement among NextG Networks, Inc., NextG Networks of California, Inc., NextG Networks of NY, Inc., NextG Networks of Illinois, Inc., NextG Networks Atlantic, Inc., United Commercial Bank and EastWest Bank, dated January 10, 2008.
10	.13*‡	Master RF Transport Agreement between NextG Networks, Inc. and Cricket Communications, Inc., dated February 10, 2006.
10	.14*‡	Master RF Transport and Lease Agreement between NextG Networks, Inc. and MetroPCS Wireless, Inc., dated May 3, 2007.
10	.15*‡	FORNet Master Services Agreement between NextG Networks, Inc. and Nextel Operations, Inc., dated August 31, 2006.
10	.16*‡	First Amendment to FORNet Master Services Agreement between NextG Networks, Inc. and Nextel Operations, Inc., dated March 19, 2007.
10	.17*‡	FORNet Design and Installation Agreement between NextG Networks, Inc. and Nextel Operations, Inc., dated September 1, 2006.
21.1		Subsidiaries of NextG Networks, Inc.
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23	.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1).
24.1		Power of Attorney (contained in the signature page to this registration statement).
99.1		Consent of International Data Corporation, dated June 2, 2008.
99.2		Consent of CTIA — The Wireless Association, dated June 2, 2008.

*	To be filed by amendment.

‡	Confidential treatment will be requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.